

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, April 8, 2004, Series 2004-OP1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110039
SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.



By:______________________________
Name: Douglas K. Johnson
Title: President



By:______________________________
Name: Evelyn Echevarria
Title: Vice President

Dated: April 8, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Deutsche Bank @

ACE 2004-OP1
10,095 records
Balance: 1,547,495,060

1. FICO Score

FICO Score	Number of Loans	Total Current Principal Balance	% Full Doc	% Lite Doc	% Stated Doc	% No Doc	% by Total Current Principal Balance	Average Current Principal Balance	Non Zero Weighted Average Current CLTV	Weighted Average Coupon	Weighted Average Margin
<= 499	83	9,068,638	0.26	0.01	0.31	0.00	0.59	109,261	67.80	8.324	6.168
500 - 549	2,155	317,458,576	12.98	0.21	7.31	0.01	20.51	147,313	72.52	7.982	6.090
550 - 599	2,513	385,674,738	16.30	0.13	8.49	0.00	24.92	153,472	75.13	7.453	5.616
600 - 649	3,326	516,901,233	19.05	0.13	14.23	0.00	33.40	155,412	78.83	6.867	4.839
650 - 699	1,287	198,617,723	7.87	0.07	4.73	0.16	12.83	154,326	80.17	6.854	4.766
700 - 749	509	85,044,874	2.60	0.01	2.75	0.14	5.50	167,082	83.64	7.039	4.930
750 - 799	216	33,949,396	1.36	0.00	0.73	0.11	2.19	157,173	82.38	6.995	4.883
800 >=	6	779,880	0.04	0.00	0.01	0.00	0.05	129,980	83.28	7.711	4.200
Total:	**10,095**	**1,547,495,060**	**60.48**	**0.56**	**38.55**	**0.41**	**100.00**	**153,293**	**77.07**	**7.262**	**5.367**

Minimum: 500
Maximum: 814
Weighted Average: 606.0

2. Current Loan-to-Value Ratio (%)

Current Loan-to-Value Ratio (%)	Number of Loans	Total Current Principal Balance	% FICO n\a	% FICO 500 - 550	% FICO 551 - 600	% FICO 601 - 650	% FICO 651 - 700	% FICO 701 - 750	% FICO 751 - 800	% FICO 801 - 850	% Total
<= 50.00	482	58,497,722	0.07	1.02	1.01	1.15	0.35	0.12	0.05	0.00	3.78
50.01 - 60.00	585	84,980,078	0.10	1.74	1.61	1.31	0.54	0.12	0.08	0.00	5.49
60.01 - 70.00	1,477	232,313,598	0.11	4.74	4.72	3.77	1.30	0.27	0.10	0.00	15.01
70.01 - 80.00	4,569	693,968,877	0.28	11.61	12.11	13.89	4.57	1.73	0.62	0.02	44.84
80.01 - 90.00	2,150	362,095,995	0.02	1.69	4.91	10.02	3.91	1.99	0.86	0.00	23.40
90.01 - 100.00	832	115,638,789	0.01	0.16	0.73	3.08	1.85	1.16	0.46	0.02	7.47
Total:	**10,095**	**1,547,495,060**	**0.59**	**20.97**	**25.10**	**33.23**	**12.52**	**5.39**	**2.16**	**0.05**	**100.00**

Minimum: 11.89
Maximum: 100.00
Weighted Average: 77.07

3. Current Principal Balance ($)

Current Principal Balance ($)	Number of Loans	Total Current Principal Balance	% FICO n\a	% FICO 500 - 550	% FICO 551 - 600	% FICO 601 - 650	% FICO 651 - 700	% FICO 701 - 750	% FICO 751 - 800	% FICO 801 - 850	% Total
0.01 - 50,000.00	291	11,511,379	0.02	0.11	0.13	0.27	0.16	0.04	0.02	0.00	0.74
50,000.01 - 100,000.00	3,109	233,239,616	0.18	3.63	3.77	4.64	1.75	0.71	0.38	0.01	15.07
100,000.01 - 150,000.00	2,648	328,625,582	0.15	4.53	5.59	7.01	2.55	0.97	0.42	0.02	21.24
150,000.01 - 200,000.00	1,668	290,044,177	0.10	4.26	4.73	6.22	2.38	0.84	0.22	0.00	18.74
200,000.01 - 250,000.00	1,024	228,475,580	0.10	3.64	3.87	4.82	1.60	0.59	0.14	0.00	14.76
250,000.01 - 300,000.00	582	159,373,269	0.02	2.08	2.54	3.47	1.46	0.47	0.24	0.02	10.30
300,000.01 - 350,000.00	337	108,795,439	0.02	1.46	1.69	2.22	0.86	0.57	0.21	0.00	7.03
350,000.01 - 400,000.00	211	78,930,370	0.00	0.85	1.06	2.07	0.48	0.51	0.13	0.00	5.10
400,000.01 - 450,000.00	92	38,911,018	0.00	0.08	0.65	0.80	0.41	0.38	0.19	0.00	2.51
450,000.01 - 500,000.00	72	34,797,539	0.00	0.22	0.41	0.69	0.56	0.28	0.10	0.00	2.25
500,000.01 - 550,000.00	28	14,755,773	0.00	0.10	0.10	0.41	0.28	0.04	0.03	0.00	0.95
550,000.01 - 600,000.00	23	13,422,018	0.00	0.00	0.34	0.45	0.00	0.00	0.08	0.00	0.87
600,000.01 - 650,000.00	4	2,525,072	0.00	0.00	0.08	0.08	0.00	0.00	0.00	0.00	0.16
650,000.01 - 700,000.00	6	4,088,226	0.00	0.00	0.13	0.09	0.05	0.00	0.00	0.00	0.26
Total:	**10,095**	**1,547,495,060**	**0.59**	**20.97**	**25.10**	**33.23**	**12.52**	**5.39**	**2.16**	**0.05**	**100.00**

Minimum: 14,860.68
Maximum: 698,518.09
Average: 153,293.22

4. Prepayment Penalty Term (mos.)

Prepayment Penalty Term (mos.)	Number of Loans	Total Current Principal Balance	% FICO n\a	% FICO 500 - 550	% FICO 551 - 600	% FICO 601 - 650	% FICO 651 - 700	% FICO 701 - 750	% FICO 751 - 800	% FICO 801 - 850	% Total
0	3,111	458,263,914	0.13	7.12	8.00	9.24	3.39	1.21	0.50	0.03	29.61
12	677	137,041,459	0.02	1.03	1.59	3.08	1.49	1.26	0.39	0.00	8.86
24	4,637	709,756,474	0.40	11.03	12.64	15.94	4.18	1.35	0.31	0.01	45.86
30	17	3,337,708	0.00	0.03	0.04	0.07	0.02	0.02	0.03	0.00	0.22
36	1,653	239,095,505	0.04	1.77	2.83	4.89	3.43	1.55	0.93	0.02	15.45
Total:	**10,095**	**1,547,495,060**	**0.59**	**20.97**	**25.10**	**33.23**	**12.52**	**5.39**	**2.16**	**0.05**	**100.00**

Non-zero Weighted Average Prepay Penalty Term: 25

5. Mortgage Rate (%)

Mortgage Rate (%)	Number of Loans	Total Current Principal Balance	% FICO n\a	% FICO 500 - 550	% FICO 551 - 600	% FICO 601 - 650	% FICO 651 - 700	% FICO 701 - 750	% FICO 751 - 800	% FICO 801 - 850	% Total
4.501 - 5.000	60	13,801,337	0.00	0.00	0.17	0.60	0.06	0.04	0.02	0.00	0.89
5.001 - 5.500	185	40,186,850	0.00	0.08	0.42	1.09	0.64	0.24	0.13	0.00	2.60
5.501 - 6.000	764	151,213,973	0.01	0.46	1.95	4.48	1.81	0.75	0.30	0.01	9.77
6.001 - 6.500	1,147	214,117,325	0.01	1.14	2.52	6.70	2.42	0.74	0.31	0.00	13.84
6.501 - 7.000	1,746	301,306,717	0.04	2.42	4.72	7.98	2.85	1.03	0.42	0.01	19.47
7.001 - 7.500	1,615	246,555,639	0.04	3.47	4.21	5.18	1.87	0.91	0.25	0.01	15.93
7.501 - 8.000	1,759	254,895,111	0.14	4.47	4.80	4.09	1.74	0.84	0.39	0.01	16.47
8.001 - 8.500	1,048	133,460,636	0.13	2.99	2.59	1.62	0.55	0.55	0.21	0.00	8.62
8.501 - 9.000	791	96,986,830	0.08	2.81	1.97	0.71	0.32	0.25	0.12	0.00	6.27
9.001 - 9.500	418	45,903,772	0.08	1.34	0.91	0.39	0.17	0.05	0.01	0.02	2.97
9.501 - 10.000	306	28,325,733	0.04	1.00	0.50	0.24	0.05	0.00	0.00	0.00	1.83
10.001 - 10.500	109	9,795,470	0.00	0.38	0.19	0.04	0.02	0.00	0.00	0.00	0.63
10.501 - 11.000	102	7,513,855	0.01	0.28	0.09	0.10	0.01	0.00	0.00	0.00	0.49
11.001 - 11.500	21	1,485,596	0.01	0.06	0.02	0.01	0.00	0.00	0.00	0.00	0.10
11.501 - 12.000	16	1,361,043	0.00	0.06	0.02	0.00	0.00	0.00	0.00	0.00	0.09
12.001 - 12.500	7	535,199	0.00	0.02	0.01	0.00	0.00	0.00	0.00	0.00	0.03
12.501 - 13.000	1	49,974	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total:	**10,095**	**1,547,495,060**	**0.59**	**20.97**	**25.10**	**33.23**	**12.52**	**5.39**	**2.16**	**0.05**	**100.00**

Minimum: 4.650
Maximum: 12.600
Weighted Average: 7.262

6. Mortgage Rate (%)

Mortgage Rate (%)	Number of Loans	Total Current Principal Balance	% Current CLTV < 70	% Current CLTV 70 - 80	% Current CLTV 81 - 90	% Current CLTV 91 - 100	% by Total Current Principal Balance	Non Zero Weighted Average FICO	Gross Margin	Average Current Principal Balance
4.501 - 5.000	60	13,801,337	0.30	0.49	0.07	0.03	0.89	623.8	3.462	230,022
5.001 - 5.500	185	40,186,850	0.74	1.23	0.49	0.14	2.60	643.0	3.871	217,226
5.501 - 6.000	764	151,213,973	3.13	4.41	1.74	0.50	9.77	633.1	4.242	197,924
6.001 - 6.500	1,147	214,117,325	3.95	5.80	3.12	0.97	13.84	625.2	4.566	186,676
6.501 - 7.000	1,746	301,306,717	4.16	8.79	5.05	1.47	19.47	616.3	4.974	172,570
7.001 - 7.500	1,615	246,555,639	3.17	7.28	4.33	1.15	15.93	603.8	5.343	152,666
7.501 - 8.000	1,759	254,895,111	3.17	7.30	4.44	1.56	16.47	596.4	5.763	144,909
8.001 - 8.500	1,048	133,460,636	1.73	4.07	2.16	0.66	8.62	586.7	6.144	127,348
8.501 - 9.000	791	96,986,830	1.43	3.23	1.19	0.42	6.27	571.5	6.646	122,613
9.001 - 9.500	418	45,903,772	0.97	1.24	0.49	0.27	2.97	567.7	7.025	109,818
9.501 - 10.000	306	28,325,733	0.72	0.71	0.22	0.18	1.83	557.1	7.537	92,568
10.001 - 10.500	109	9,795,470	0.37	0.17	0.04	0.04	0.63	549.6	7.998	89,867
10.501 - 11.000	102	7,513,855	0.28	0.10	0.02	0.08	0.49	554.6	8.152	73,665
11.001 - 11.500	21	1,485,596	0.06	0.03	0.00	0.01	0.10	547.2	8.824	70,743
11.501 - 12.000	16	1,361,043	0.07	0.00	0.01	0.00	0.09	537.7	8.712	85,065
12.001 - 12.500	7	535,199	0.03	0.00	0.00	0.01	0.03	542.5	9.156	76,457

12.501 - 13.000	1	49,974	0.00	0.00	0.00	0.00	0.00	0.0	0.000	49,974
Total:	**10,095**	**1,547,495,060**	**24.28**	**44.84**	**23.40**	**7.47**	**100.00**	**606.0**	**5.367**	**153,293**

Minimum: 4.650
Maximum: 12.600
Weighted Average: 7.262

Weighted Average Current CLTV	Weighted Average Coupon	Weighted Average Margin	Average Current Principal Balance
41.12	7.167	5.259	121,365
55.99	7.202	5.377	145,265
66.35	7.322	5.527	157,287
77.93	7.244	5.319	151,886
87.38	7.244	5.355	168,417
94.81	7.393	5.455	138,989
77.07	**7.262**	**5.367**	**153,293**

Weighted Average Current CLTV	Weighted Average Coupon	Weighted Average Margin	Average Current Principal Balance
72.91	8.587	5.608	39,558
75.56	7.922	5.835	75,021
76.44	7.395	5.490	124,103
76.15	7.177	5.386	173,887
76.84	7.130	5.296	223,121
78.71	6.990	5.140	273,837
80.35	6.992	5.167	322,835
79.29	6.914	5.053	374,078
81.95	6.703	4.988	422,946
78.98	6.923	5.019	483,299
74.91	6.370	4.549	526,992
75.57	6.766	4.624	583,566
63.63	6.772	4.823	631,268
67.37	6.335	4.552	681,371
77.07	**7.262**	**5.367**	**153,293**

Weighted Average Current CLTV	Weighted Average Coupon	Weighted Average Margin	Average Current Principal Balance
76.88	7.468	5.499	147,304
73.63	6.958	5.295	202,425
78.30	7.229	5.294	153,064
82.20	7.414	5.768	196,336
75.67	7.133	5.395	144,643
77.07	**7.262**	**5.367**	**153,293**

Weighted Average Current CLTV	Weighted Average Coupon	Weighted Average Margin	Average Current Principal Balance
73.15	4.980	3.462	230,022
75.40	5.370	3.871	217,226
74.45	5.868	4.242	197,924
75.91	6.317	4.566	186,676
77.70	6.803	4.974	172,570
78.09	7.302	5.343	152,666
78.85	7.783	5.763	144,909
78.26	8.282	6.144	127,348
76.96	8.767	6.646	122,613
75.68	9.267	7.025	109,818
73.72	9.760	7.537	92,568
70.87	10.274	7.998	89,867
73.00	10.777	8.152	73,665
67.76	11.251	8.824	70,743
68.24	11.782	8.712	85,065
65.79	12.202	9.156	76,457
39.66	12.600	0.000	49,974
77.07	**7.262**	**5.367**	**153,293**

Mortgage Rate (%)	Number of Loans	Total Current Principal Balance	% Current CLTV <= 70	% Current CLTV 70.1 - 80	% Current CLTV 80.1 - 90.0	% Current CLTV 90.1 - 100.0	% by Total Current Principal Balance	Non Zero Weighted Average FICO	Gross Margin	Average Current Principal Balance
4.501 - 5.0	60	########	0.3	0.49	0.07	0.03	0.89	623.8	3.462	230,022
5.001 - 5.5	185	########	0.74	1.23	0.49	0.14	2.6	643	3.871	217,226
5.501 - 6.0	764	########	3.13	4.41	1.74	0.5	9.77	633.1	4.242	197,924
6.001 - 6.5	1,147	########	3.95	5.8	3.12	0.97	13.84	625.2	4.566	186,676
6.501 - 7.0	1,746	########	4.16	8.79	5.05	1.47	19.47	616.3	4.974	172,570
7.001 - 7.5	1,615	########	3.17	7.28	4.33	1.15	15.93	603.8	5.343	152,666
7.501 - 8.0	1,759	########	3.17	7.3	4.44	1.56	16.47	596.4	5.763	144,909
8.001 - 8.5	1,048	########	1.73	4.07	2.16	0.66	8.62	586.7	6.144	127,348
8.501 - 9.0	791	########	1.43	3.23	1.19	0.42	6.27	571.5	6.646	122,613
9.001 - 9.5	418	########	0.97	1.24	0.49	0.27	2.97	567.7	7.025	109,818
9.501 - 10.	306	########	0.72	0.71	0.22	0.18	1.83	557.1	7.537	92,568
10.001 - 1	109	9,795,470	0.37	0.17	0.04	0.04	0.63	549.6	7.998	89,867
10.501 - 1	102	7,513,855	0.28	0.1	0.02	0.08	0.49	554.6	8.152	73,665
11.001 - 1	21	1,485,596	0.06	0.03	0	0.01	0.1	547.2	8.824	70,743
11.501 - 1	16	1,361,043	0.07	0	0.01	0	0.09	537.7	8.712	85,065
12.001 - 1	7	535,199	0.03	0	0	0.01	0.03	542.5	9.156	76,457

12.501 - 13	1	49,974	0	0	0	0	0	0	0	49,974
Total:	**10,095**	**########**	**24.28**	**44.84**	**23.4**	**7.47**	**100**	**606**	**5.367**	**153,293**

Appendix A

FICO DISTRIBUTION

Note: Cells in red font are calculations, FICO/DTI caclulations are non-zero weighted averages

FICO	Total Balance Amount	%[2]	LTV	Adjusted Balance[1] Amount	%[2]	Average Loan Balance	WAC
FICO NA	9,068,638.31	0.59%	> 65.0	6,014,257.56	0.39%	109,260.70	8.324
0 – 500	3,490,143.09	0.23%	> 65.0	2,671,650.28	0.17%	139,605.72	8.117
501 – 550	321,009,669.64	20.74%	> 70.0	206,079,757.47	13.32%	147,455.06	7.977
551 – 575	191,067,027.38	12.35%	> 70.0	126,577,638.95	8.18%	153,467.49	7.671
576 – 600	197,349,464.46	12.75%	> 70.0	148,356,554.44	9.59%	152,747.26	7.203
601 – 620	214,588,592.88	13.87%	> 70.0	173,273,009.52	11.20%	159,190.35	6.869
621 – 650	299,594,811.79	19.36%	> 80.0	126,612,309.40	8.18%	153,323.85	6.863
651 – 680	139,533,587.11	9.02%	> 80.0	62,889,688.65	4.06%	152,997.35	6.844
681 – 700	54,178,048.53	3.50%	> 85.0	18,772,516.36	1.21%	157,953.49	6.893
701 – 750	83,463,801.59	5.39%	> 85.0	41,823,242.00	2.70%	167,598.00	7.036
751 – 800	33,435,812.18	2.16%	> 85.0	15,804,203.31	1.02%	156,975.64	7.005
800 +	715,462.70	0.05%	> 85.0	352,179.84	0.02%	143,092.54	7.866
TOTAL	**1,547,495,060**	**100.00%**		**929,227,007.78**	**60.05%**	**153,293.22**	**7.262**

FICO: Average **606** **Min:** **500** **Max:** **814**

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.

All other cuts except the adjusted balance are only for the main bucket

[2] Percent of the Aggregate Principal Balance - calculated automatically.

DEBT-TO INCOME (DTI) DISTRIBUTION

DTI	Total Balance Amount	%[2]	FICO	Adjusted Balance[1] Amount	%[2]	Average Loan Balance	WAC
<= 20	66,629,969.32	4.31%	< 550	10,582,021.16	0.68%	119,194.94	7.342
20.001 – 25.00	84,731,002.83	5.48%	< 550	15,647,331.09	1.01%	119,339.44	7.379
25.001 – 30.00	159,000,290.21	10.27%	< 575	52,676,764.52	3.40%	138,986.27	7.265
30.001 – 35.00	225,028,943.87	14.54%	< 575	79,801,348.26	5.16%	149,819.54	7.298
35.001 – 40.00	293,540,264.80	18.97%	< 600	132,497,647.66	8.56%	155,230.18	7.268
40.001 – 45.00	351,511,188.08	22.71%	< 625	199,571,237.00	12.90%	162,285.87	7.257
45.001 – 50.00	268,049,315.98	17.32%	< 650	228,775,720.75	14.78%	171,936.70	7.192
50.001 – 55.00	86,617,077.67	5.60%	< 675	80,603,675.14	5.21%	177,494.01	7.192
55+	12,387,006.90	0.80%	< 700	11,868,327.94	0.77%	162,986.93	7.314
TOTAL	**1,547,495,060**	**100.00%**		**812,024,074**	**52.47%**	**153,293.22**	**7.262**

DTI: Average **38.0** **Min:** **2.0** **Max:** **60.0**

LOAN-TO- VALUE (LTV) DISTIBUTION (Combined LTV)

LTV	Total Balance Amount	%[2]	DTI	Adjusted Balance[1] Amount	%[2]	Average Loan Balance	WAC
< 60.00	143,068,117.96	9.25%	> 50	14,203,277.48	0.92%	134,462.52	7.188
60.01 – 70.00	232,086,876.72	15.00%	> 50	19,047,583.06	1.23%	157,560.68	7.323

Appendix A

70.01 – 80.00	694,605,280.76	44.89%	> 50	43,907,033.02	2.84%	151,793.11	7.243
80.01 – 85.00	136,852,280.99	8.84%	> 50	8,925,846.15	0.58%	163,698.90	7.167
85.01 – 90.00	225,243,714.38	14.56%	> 50	10,443,230.41	0.67%	171,418.35	7.291
90.01 – 95.00	105,308,473.01	6.81%	> 50	2,424,969.93	0.16%	164,031.89	7.264
95.01 – 100.00	10,330,315.84	0.67%	> 50	52,144.52	0.00%	54,370.08	8.708
100+	-	0.00%	> 50	-	0.00%	0.00	0.000
TOTAL	**1,547,495,060**	**100.00%**		**99,004,085**	**6.40%**	**153,293.22**	**7.262**

LTV: Average **77.14** **Min:** **11.90** **Max:** **100.00**

Appendix A

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance Amount	%[2]	Average Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA Combined LTV
California	259,554,785.50	16.77%	211,363.83	6.948	62.1	600	75.32
New York	253,886,202.27	16.41%	220,387.33	7.051	58.0	610	74.08
Massachusetts	153,560,544.37	9.92%	208,642.04	6.830	62.9	614	74.78
Florida	95,547,361.77	6.17%	117,959.71	7.581	68.2	603	78.93
Texas	86,961,888.00	5.62%	108,431.28	7.639	66.5	598	77.24
Illinois	68,027,128.01	4.40%	142,914.13	7.632	71.3	597	79.20
Virginia	45,022,132.05	2.91%	150,073.77	7.672	68.6	593	78.67
Connecticut	41,032,396.67	2.65%	146,022.76	7.160	69.6	610	77.37
Georgia	38,186,482.50	2.47%	128,574.02	8.049	70.5	607	81.05
Michigan	37,033,888.98	2.39%	114,302.13	7.821	70.0	598	79.77
Pennsylvania	36,726,452.20	2.37%	112,313.31	7.449	69.7	600	78.95
Colorado	35,465,366.40	2.29%	161,206.21	6.693	81.9	613	80.73
Other	396,490,430.94	25.62%	126,190.46	7.415	71.0	610	79.07
TOTAL	**1,547,495,060**	**100.00%**	**153,293.22**	**7.262**	**66.2**	**606**	**77.14**

PRINCIPAL BALANCE

Scheduled Principal Balance	Total Balance Amount	%[2]	Average Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA Combined LTV
0 – $50K	11,511,379.38	0.74%	39,558.00	8.587	19.1	624	73.04
$50.1 – $200K	851,909,375.71	55.05%	114,735.27	7.465	67.8	603	76.17
$200.1 – $250K	228,475,580.38	14.76%	223,120.68	7.130	64.1	597	76.91
$250.1 – $300K	159,373,269.42	10.30%	273,837.23	6.990	65.8	607	78.78
$300.1 – $400K	187,725,808.79	12.13%	342,565.34	6.959	64.9	613	79.98
$400.1 – $500K	73,708,556.92	4.76%	449,442.42	6.807	68.3	639	80.63
$500.1 – $600K	28,177,791.36	1.82%	552,505.71	6.558	66.6	625	75.29
$600.1 – $700K	6,613,297.70	0.43%	661,329.77	6.502	48.9	605	66.01
$700.1 – $800K	0	0.00%	0.00	0.000	0.0	0	0.00
$800.1 – $900K	0	0.00%	0.00	0.000	0.0	0	0.00
$900.1 – $1000K	0	0.00%	0.00	0.000	0.0	0	0.00
>$1000K	0	0.00%	0.00	0.000	0.0	0	0.00
TOTAL	**1,547,495,060**	**100.00%**	**153,293.22**	**7.262**	**66.2**	**606**	**77.14**

Principal Balance: Average 153,293.22 **Min:** 14,861.68 **Max:** 698,518.09

DOCUMENTATION TYPE

Doc Type	Total Balance Amount	%[2]	Average Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA Combined LTV
Full	935,903,677.46	60.48%	145,123.85	7.115	83.4	603	78.14
Stated Documentation	596,594,125.37	38.55%	167,912.79	7.479	39.6	610	75.59
Lite	8,674,458.64	0.56%	154,901.05	7.893	24.3	580	71.08
No Income,No Asset	6,322,798.19	0.41%	170,886.44	7.618	95.2	716	83.63
Alternative	-	0.00%	0.00	0.000	0.0	0	0.00
TOTAL	**1,547,495,060**	**100.00%**	**153,293.22**	**7.262**	**66.2**	**606**	**77.14**

Appendix A

PROPERTY TYPE

Condo

Property Type	Total Balance Amount	%[2]	Average Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA Combined LTV
Single Family Residence	1,113,819,413.74	71.98%	148,647.99	7.264	65.9	600	76.71
2-4 Family	203,155,633.88	13.13%	200,746.67	7.202	64.4	634	76.59
PUD	142,813,808.25	9.23%	159,568.50	7.248	72.5	608	79.89
Condo	72,884,834.93	4.71%	131,087.83	7.410	68.0	615	79.39
Manufactured Housing	14,821,368.86	0.96%	106,628.55	7.300	47.3	642	78.92
Other	-	0.00%	0.00	0.000	0.0	0	0.00
TOTAL	**1,547,495,060**	**100.00%**	**153,293.22**	**7.262**	**66.2**	**606**	**77.14**

PMI - PRIMARY MORTGAGE INSURANCE

Mortgage Insurance	Total Balance Amount	%[2]	Average Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA Combined LTV
Loans >80 LTV w/MI (Combined LTV)	0.00	0.00%	0.00	0.000	0.0	0	0.00
Loans >80 LTV w/o MI (Combined LTV)	477,734,784.22	30.87%	160,206.17	7.280	86.2	637	89.25
Other	1,069,760,275.44	69.13%	150,395.09	7.253	56.7	592	71.73
TOTAL	**1,547,495,060**	**100.00%**	**153,293.22**	**7.262**	**66.2**	**606**	**77.14**

LOAN PURPOSE

Loan Purpose	Total Balance Amount	%[2]	Average Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA Combined LTV
Refinance - Cashout	1,052,376,088.78	68.01%	157,094.50	7.271	62.2	594	75.38
Purchase	399,693,808.61	25.83%	143,413.64	7.237	76.9	637	82.03
Refinance - Rate Term	95,425,162.27	6.17%	156,691.56	7.266	66.0	608	76.06
Other	-	0.00%	0.00	0.000	0.0	0	0.00
TOTAL	**1,547,495,060**	**100.00%**	**153,293.22**	**7.262**	**66.2**	**606**	**77.14**

COLLATERAL TYPE - FIXED/FLOATING

Collateral Type	Total Balance Amount	%[2]	Average Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA Combined LTV
Fixed	389,793,422.13	25.19%	142,729.19	7.212	69.6	642	75.14
Floating (Other)	2,492,715.10	0.16%	118,700.72	7.685	72.2	608	83.50
2/28	1,082,156,350.79	69.93%	157,107.48	7.296	64.9	593	77.79
3/27	73,052,571.64	4.72%	160,555.10	6.995	67.3	602	77.81
TOTAL	**1,547,495,060**	**100.00%**	**153,293.22**	**7.262**	**66.2**	**606**	**77.14**

Appendix A

LIEN STATUS

Lien Status	Total Balance		Average Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA Combined LTV
	Amount	%[2]					
First Lien	1,538,114,860.80	99.39%	155,726.93	7.247	66.6	606	77.05
Second Lien	9,380,198.86	0.61%	43,028.44	9.593	0.0	649	91.75
Third Lien	0	0.00%	0.00	0.000	0.0	0	0.00
TOTAL	**1,547,495,060**	**100.00%**	**153,293.22**	**7.262**	**66.2**	**606**	**77.14**

OCCUPANCY TYPE

Occupancy Type	Total Balance		Average Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA Combined LTV
	Amount	%[2]					
Primary	1,425,362,180.46	92.11%	155,403.64	7.221	66.1	602	77.17
Investment	106,924,935.51	6.91%	130,079.00	7.816	70.2	653	76.37
Second Home	15,207,943.69	0.98%	150,573.70	7.185	54.0	614	79.16
Other	0	0.00%	0.00	0.000	0.0	0	0.00
TOTAL	**1,547,495,060**	**100.00%**	**153,293.22**	**7.262**	**66.2**	**606**	**77.14**

PREPAYMENT PENALTY

Prepayment Charges Term at Origination	Total Balance		Average Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA Combined LTV
	Amount	%[2]					
0 Months	458,263,913.55	29.61%	147,304.38	7.468	62.8	599	76.96
12 Months	137,041,459.23	8.86%	202,424.61	6.958	63.1	634	73.70
24 Months	709,756,474.36	45.86%	153,063.72	7.229	67.0	595	78.36
30 Months	3,337,707.98	0.22%	196,335.76	7.414	72.0	631	82.27
36 Months	239,095,504.54	15.45%	144,643.38	7.133	72.2	634	75.74
60 Months	0	0.00%	0.00	0.000	0.0	0	0.00
Other	0	0.00%	0.00	0.000	0.0	0	0.00
TOTAL	**1,547,495,060**	**100.00%**	**153,293.22**	**7.262**	**66.2**	**606**	**77.14**

SECTION 32 LOANS

	Total Balance		Average Loan Balance	WAC	% Covered by Mortgage Ins.	WA FICO	WA Combined LTV
	Amount	%[2]					
Section 32 Loans	0.00	0.00%	0.00	0.000	0.0	0	0.00
Not Section 32	1,547,495,059.66	100.00%	153,293.22	7.262	66.2	606	77.14
TOTAL	**1,547,495,060**	**100.00%**	**153,293.22**	**7.262**	**66.2**	**606**	**77.14**

Appendix A

TOP 5 MSA

MSA		%[2]

TOP ORIGINATORS >

Originator		%[2]
Option One		100.0

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poors: Analyst Name : Cornelius Kelly			Moody's: Analyst Name : Carlos Maymi	
	Foreclosure Frequency	Loss Severity	Cum Losses	Foreclosure Frequency	Loss Severity
AA	33.54%	47.80%	16.02%		
A	27.42%	42.49%	11.66%		
A-	25.65%	41.53%	10.66%		
BBB+	23.87%	41.20%	9.84%		
BBB	22.09%	39.98%	8.84%		
BBB-	19.66%	38.56%	7.59%		
B	7.81%	38.58%	3.05%		

Assuming forward LIBOR and Loss Severity depending on MI (see table on the side for Loss Severity assumption); 100% advance of P&I; 12 month lag for liquidation losses,
Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA	19.58	25.42	35.33	21.17%	18.13%	16.23%
A	13.04	15.89	21.19	16.04%	12.61%	10.46%
A-	11.53	13.67	17.76	14.64%	11.14%	8.94%
BBB+	10.09	11.53	14.45	13.23%	9.65%	7.41%
BBB	8.67	9.43	11.19	11.74%	8.11%	5.85%
BBB-	7.46	7.70	8.48	10.39%	6.77%	4.51%

Appendix A

Collateral Cuts for Subprime Pool

% Covered Mortgage Ins.	WA FICO	WA Combined LTV	WA DTI	% SFD/ PUD	% Owner Occ.	% Full Doc	% Cashout Refi
0.0	0	67.98	35.6	83.2	94.3	44.4	46.8
44.0	500	73.07	36.0	97.2	100.0	55.3	83.0
48.8	527	72.60	38.9	88.0	96.9	63.4	83.9
48.4	563	73.65	38.3	88.8	96.1	62.0	77.8
57.3	588	76.79	37.6	82.6	95.2	68.8	75.2
53.8	610	78.09	38.2	82.8	93.6	61.0	66.3
90.8	635	79.63	38.0	80.2	91.0	53.9	62.5
89.6	664	80.28	37.5	73.3	88.8	63.8	57.4
85.6	690	80.23	36.6	69.9	84.0	55.7	47.3
87.1	721	83.59	36.7	63.7	77.2	47.0	39.2
87.8	766	82.71	35.8	55.5	68.5	61.9	31.7
62.0	807	88.84	29.8	82.1	100.0	83.8	32.9
66.2	**606**	**77.14**	**38.0**	**81.2**	**92.1**	**60.5**	**68.0**

% Covered Mortgage Ins.	WA FICO	WA Combined LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
67.7	626	74.47	15.8	81.5	83.6	48.5	71.1
63.8	607	74.00	22.7	84.6	89.0	55.9	70.3
68.8	607	76.10	27.7	81.8	89.7	57.7	70.6
66.8	603	76.28	32.6	83.1	92.7	55.1	70.3
68.6	610	77.67	37.6	82.0	92.1	58.3	65.9
71.7	613	79.40	42.6	80.5	92.8	58.5	61.1
71.4	597	77.92	47.4	78.2	94.3	69.7	69.8
24.9	587	74.51	51.5	82.1	94.7	77.5	78.9
0.0	570	66.53	56.4	76.2	94.9	79.3	90.3
66.2	**606**	**77.14**	**38.0**	**81.2**	**92.1**	**60.5**	**68.0**

% Covered Mortgage Ins.	WA FICO	WA Combined LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
0.0	590	49.96	36.4	79.3	93.2	54.8	84.5
64.3	584	66.39	37.5	83.1	91.3	56.3	83.2

Appendix A

65.8	596	77.99	38.1	83.1	92.2	58.0	67.3
76.5	624	84.24	38.4	76.3	88.7	65.0	68.4
93.7	634	89.40	38.3	76.8	90.4	61.3	54.7
97.2	653	94.45	38.8	82.2	98.8	82.6	49.7
4.0	685	99.31	39.9	86.3	100.0	98.6	14.3
0.0	0	0.00	0.0	0.0	0.0	0.0	0.0
66.2	**606**	**77.14**	**38.0**	**81.2**	**92.1**	**60.5**	**68.0**

Appendix A

WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
39.0	89.3	94.3	64.4	76.7
39.0	65.4	92.4	48.4	68.5
38.9	63.3	91.2	57.8	75.3
37.6	86.6	91.0	55.5	52.6
36.5	96.7	93.0	58.1	68.8
38.2	76.2	92.9	68.9	74.1
37.4	93.4	95.8	64.6	71.9
37.1	68.5	88.4	60.6	59.0
37.7	93.4	90.2	68.2	64.4
36.5	92.3	93.1	65.8	71.6
36.3	90.1	92.5	66.4	69.5
38.7	93.2	96.4	75.8	72.3
37.0	85.0	90.4	63.3	61.6
38.0	**81.2**	**92.1**	**60.5**	**68.0**

WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
35.0	85.4	90.5	77.1	49.7
36.7	84.6	91.3	65.3	67.3
38.8	81.5	93.3	57.2	73.2
39.6	79.6	94.0	55.8	68.7
40.2	70.0	93.5	51.0	66.9
40.3	69.9	90.0	43.7	57.0
40.7	84.2	92.0	65.1	83.0
43.0	100.0	100.0	70.3	81.0
0.0	0.0	0.0	0.0	0.0
0.0	0.0	0.0	0.0	0.0
0.0	0.0	0.0	0.0	0.0
0.0	0.0	0.0	0.0	0.0
38.0	**81.2**	**92.1**	**60.5**	**68.0**

WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
38.8	83.0	93.3	100.0	69.2
36.7	78.4	90.2	0.0	66.5
38.6	82.7	91.7	0.0	76.1
45.8	85.5	100.0	0.0	28.2
0.0	0.0	0.0	0.0	0.0
38.0	**81.2**	**92.1**	**60.5**	**68.0**

Appendix A

WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
37.7	100.0	95.2	61.5	71.2
38.6	0.0	73.1	51.3	62.8
38.4	100.0	95.7	63.9	56.4
38.6	0.0	88.9	57.1	55.1
38.3	0.0	98.8	92.5	72.1
0.0	0.0	0.0	0.0	0.0
38.0	**81.2**	**92.1**	**60.5**	**68.0**

WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi	Is MI down to 60 LTV
0.0	0.0	0.0	0.0	0.0	n/a
38.1	78.0	92.0	67.8	56.7	n/a
37.7	82.6	92.2	57.2	73.1	n/a
37.8	**81.2**	**92.1**	**60.5**	**68.0**	

WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
37.9	83.0	93.4	61.5	100.0
38.2	75.9	88.4	57.6	0.0
37.7	83.1	93.3	61.0	0.0
0.0	0.0	0.0	0.0	0.0
38.0	**81.2**	**92.1**	**60.5**	**68.0**

WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi	Index	Margin
37.9	74.9	88.4	56.9	69.8	FR	n/a
34.8	73.8	77.4	35.4	74.1	TY1	5.733
37.9	83.3	93.4	61.7	67.4	LM6	5.376
36.5	84.4	93.6	61.7	68.1	LM6	5.217
38.0	**81.2**	**92.1**	**60.5**	**68.0**	**0**	**5.85**

Appendix A

WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
38.0	81.2	92.1	60.4	68.3
40.0	84.3	99.2	76.7	21.5
0.0	0.0	0.0	0.0	0.0
38.0	**81.2**	**92.1**	**60.5**	**68.0**

WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
38.2	84.0	100.0	61.2	69.0
35.0	44.9	0.0	52.3	59.1
37.5	73.2	0.0	46.4	41.4
0.0	0.0	0.0	0.0	0.0
38.0	**81.2**	**92.1**	**60.5**	**68.0**

WA DTI	% SFD / PUD	% Owner Occ	% Full Doc	% Cashout Refi
37.8	78.9	91.7	58.0	69.4
39.0	61.3	89.5	45.8	69.6
38.0	85.9	93.8	64.3	65.8
37.7	100.0	93.6	42.0	44.0
37.7	82.9	89.1	62.6	71.2
0.0	0.0	0.0	0.0	0.0
0.0	0.0	0.0	0.0	0.0
38.0	**81.2**	**92.1**	**60.5**	**68.0**

WA DTI	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
0.0	0.0	0.0	0.0	0.0
38.0	81.2	92.1	60.5	68.0
38.0	**81.2**	**92.1**	**60.5**	**68.0**

Appendix A

SERVICERS

Servicer		%[2]
Option One		100.0

Cum Losses
0.00%
0.00%
0.00%
10.75%
9.50%
8.50%
0.00%

Mortgage Insurance (MI) Coverage	Loss Severity %
None	50%
>70% Loans w/ >80 LTV down to 80%	45%
50 - 70% Loans w/ >80 LTV down to 80%	40%
50 - 70% Loans w/ >80 LTV down to 60%	35%
>70% LTV >80% down to 60%	30%

Deutsche Bank @

ACE 2004-OP1
10,095 records
Balance: 1,547,495,060

* we can not separate FULL into 1040 vs. 12mo bank statement

DocType\Grade*	# Loans	Total Balance	% Total Balance	Avg Balance	WA FICO Score	WA Original CLTV	WA DTI	% Non-Owner Occupied	% Coupon	% Margin	% Fixed Rate	% IO	% 2-4F	% MH	% 1st Lien	% BK < 3Mos	% BK < 6Mos
FULL ;A	904	137,699,432.92	8.90	152,322.38	556.2	75.86	39.3	3.1	7.214	5.472	17.8	0.0	4.8	0.4	99.9	n/a	n/a
FULL ;AA	2,198	348,101,249.57	22.49	158,371.82	617.5	80.21	39.4	4.6	6.736	5.019	31.7	0.2	14.5	3.4	99.9	n/a	n/a
FULL ;AA+	399	51,340,148.45	3.32	128,672.05	693.0	85.40	38.2	24.1	7.194	4.812	60.2	0.0	23.0	0.0	100.0	n/a	n/a
FULL ;B	749	104,426,883.15	6.75	139,421.74	543.6	72.85	39.2	4.3	7.673	5.841	8.8	0.0	10.1	0.5	100.0	n/a	n/a
FULL ;C	244	33,352,362.47	2.16	136,690.01	542.2	69.71	38.7	2.7	8.419	6.650	3.3	0.0	4.7	1.1	100.0	n/a	n/a
FULL ;CC	224	30,620,344.01	1.98	136,697.96	549.7	61.24	38.7	2.6	9.504	7.627	3.9	0.0	9.7	0.0	100.0	n/a	n/a
FULL ;No Grade	1,731	230,363,256.89	14.89	133,081.03	631.3	80.60	37.4	7.4	6.850	4.845	19.3	0.0	8.8	0.2	97.1	n/a	n/a
LIM ;A	10	1,249,678.97	0.08	124,967.90	540.4	68.57	41.6	16.4	8.023	5.582	27.0	0.0	10.6	0.0	100.0	n/a	n/a
LIM ;AA	17	3,514,148.79	0.23	206,714.63	607.3	74.26	40.6	0.0	7.103	4.764	16.2	0.0	9.1	5.0	100.0	n/a	n/a
LIM ;AA+	2	206,695.10	0.01	103,347.55	691.6	77.39	22.3	49.2	7.215	5.250	50.8	0.0	49.2	0.0	100.0	n/a	n/a
LIM ;B	16	2,599,009.81	0.17	162,438.11	545.9	68.80	36.8	5.9	8.287	6.172	5.9	0.0	14.8	0.0	100.0	n/a	n/a
LIM ;C	3	405,222.67	0.03	135,074.22	571.9	67.69	36.8	46.1	9.383	7.785	46.1	0.0	0.0	0.0	100.0	n/a	n/a
LIM ;CC	5	442,666.91	0.03	88,533.38	558.9	58.55	37.3	0.0	10.344	8.172	0.0	0.0	0.0	0.0	100.0	n/a	n/a
LIM ;No Grade	3	257,036.39	0.02	85,678.80	670.7	84.91	33.2	29.0	8.072	4.679	32.2	0.0	0.0	0.0	67.8	n/a	n/a
NO ;AA	1	114,828.77	0.01	114,828.77	518.0	62.16	59.3	0.0	7.500	5.750	0.0	0.0	0.0	0.0	100.0	n/a	n/a
NO ;AA+	36	6,207,969.42	0.40	172,443.60	719.9	84.03	40.6	0.0	7.620	5.919	56.7	0.0	13.9	0.0	100.0	n/a	n/a
STD- self employ ;A	185	33,477,544.89	2.16	180,959.70	561.1	70.86	35.6	2.9	7.511	5.342	12.7	0.0	9.1	0.0	99.7	n/a	n/a
STD- self employ ;AA	635	115,126,596.41	7.44	181,301.73	620.9	74.07	35.4	2.9	6.986	4.930	34.7	0.0	14.3	0.2	99.6	n/a	n/a
STD- self employ ;AA+	92	15,599,804.00	1.01	169,563.09	712.1	84.77	32.9	44.6	7.799	5.749	71.0	0.0	31.2	0.0	100.0	n/a	n/a
STD- self employ ;B	164	25,290,387.15	1.63	154,209.68	553.4	68.78	34.6	3.2	8.121	5.980	9.0	0.0	7.4	0.0	99.6	n/a	n/a
STD- self employ ;C	42	5,282,833.41	0.34	125,781.75	537.3	65.71	32.8	0.0	9.222	6.988	2.2	0.0	5.0	0.0	100.0	n/a	n/a
STD- self employ ;CC	6	1,039,693.85	0.07	173,282.31	553.4	55.45	35.4	0.0	10.162	7.837	0.0	0.0	0.0	0.0	100.0	n/a	n/a
STD- self employ ;No Grade	259	41,771,342.77	2.70	161,279.32	628.6	78.99	33.0	26.9	7.551	5.315	18.8	0.0	17.7	0.0	100.0	n/a	n/a
STD- wage ;A	315	52,496,684.87	3.39	166,656.14	556.7	71.99	39.4	1.1	7.585	5.438	15.9	0.0	9.9	0.1	99.6	n/a	n/a
STD- wage ;AA	719	122,556,894.51	7.92	170,454.65	611.7	73.15	37.9	2.2	7.056	5.034	35.9	0.0	16.0	0.5	99.2	n/a	n/a
STD- wage ;AA+	229	37,064,862.04	2.40	161,855.29	710.0	86.89	37.3	27.7	7.820	5.675	72.0	0.0	35.3	0.0	100.0	n/a	n/a
STD- wage ;B	295	45,486,332.13	2.94	154,190.96	545.7	71.00	39.0	1.0	8.171	6.100	4.0	0.0	14.2	0.0	99.8	n/a	n/a
STD- wage ;C	56	8,304,467.13	0.54	148,294.06	536.6	67.63	37.7	0.0	9.226	7.042	6.8	0.0	4.9	0.0	100.0	n/a	n/a
STD- wage ;CC	14	1,757,921.64	0.11	125,565.83	543.2	61.82	37.8	0.0	10.567	8.433	0.0	0.0	0.0	0.0	100.0	n/a	n/a
STD- wage ;No Grade	542	91,338,760.57	5.90	168,521.70	632.5	82.81	37.3	14.3	7.499	5.377	17.7	0.0	20.2	0.0	99.8	n/a	n/a
Total:	**10,095**	**1,547,495,059.66**	**100.00**	**153,293.22**	**606.0**	**77.14**	**38.0**	**6.9**	**7.262**	**5.367**	**25.2**	**0.0**	**13.1**	**1.0**	**99.4**	**n/a**	**n/a**

Top

% BK < 12Mos	% BK < 24Mos	% BK < 36Mos	% FC < 3Mos	% FC < 6Mos	% FC < 12Mos	% FC < 24Mos	% FC < 36Mos	% 0x30 Delinq	% 1x30 Delinq	% 3x30 Delinq	% 1x60 Delinq	% 1x90 Delinq	% 1x120 Delinq
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
n/a	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**

FICO Score (All)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	FICO Score
<= 499	83	9,068,638	0.59	67.98	0.0
500 - 519	758	107,739,819	6.96	73.09	510.5
520 - 539	942	141,285,882	9.13	72.43	529.3
540 - 559	927	139,945,457	9.04	72.83	549.6
560 - 579	1,004	153,837,405	9.94	73.84	569.3
580 - 599	1,037	160,324,752	10.36	77.21	589.4
600 - 619	1,360	214,559,460	13.86	77.95	609.5
620 - 639	1,321	204,809,869	13.23	79.48	629.3
640 - 659	1,018	155,233,994	10.03	80.07	648.1
660 - 679	561	84,871,033	5.48	80.00	668.7
680 - 699	353	56,044,601	3.62	80.34	689.3
700 - 719	266	45,154,824	2.92	83.85	709.0
720 - 739	187	30,664,909	1.98	83.18	729.0
740 - 759	147	23,444,893	1.52	83.91	750.4
760 - 779	91	13,678,711	0.88	81.99	768.4
780 - 799	34	6,050,933	0.39	82.19	785.8
800 - 819	6	779,880	0.05	83.38	806.3
Total:	10,095	1,547,495,060	100.00	77.14	606.0

Weighted Average: 606.0

Current Principal Balance ($) (All)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	FICO Score
0.01 - 20,000.00	27	477,776	0.03	96.74	656.9
20,000.01 - 40,000.00	96	2,776,686	0.18	98.30	660.3
40,000.01 - 60,000.00	790	42,547,053	2.75	73.18	600.6
60,000.01 - 80,000.00	1,312	92,264,243	5.96	75.41	606.4
80,000.01 - 100,000.00	1,175	106,685,237	6.89	75.83	599.4
100,000.01 - 120,000.00	1,193	131,501,558	8.50	76.52	603.1
120,000.01 - 140,000.00	991	129,650,369	8.38	76.63	602.6
140,000.01 - 160,000.00	873	131,078,980	8.47	76.27	605.8
160,000.01 - 180,000.00	674	114,728,687	7.41	75.96	601.2
180,000.01 - 200,000.00	585	111,710,164	7.22	76.41	601.6
200,000.01 - 300,000.00	1,606	387,848,850	25.06	77.68	601.5
300,000.01 - 400,000.00	548	187,725,809	12.13	79.98	613.4
400,000.01 - 500,000.00	164	73,708,557	4.76	80.63	639.0
500,000.01 - 600,000.00	51	28,177,791	1.82	75.29	625.4
600,000.01 - 700,000.00	10	6,613,298	0.43	66.01	604.6
Total:	10,095	1,547,495,060	100.00	77.14	606.0

Average: 153,293.22

FICO Score (Group-1)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	FICO Score
<= 499	69	8,172,105	0.62	68.43	0.0
500 - 519	663	96,269,182	7.26	73.24	510.4
520 - 539	828	122,486,409	9.24	72.40	529.3
540 - 559	825	120,429,111	9.08	72.62	549.5
560 - 579	896	128,788,643	9.71	73.93	569.3
580 - 599	940	139,301,655	10.51	77.09	589.4
600 - 619	1,234	181,964,564	13.72	77.92	609.5
620 - 639	1,219	174,624,543	13.17	79.41	629.5
640 - 659	934	133,243,482	10.05	79.74	648.2
660 - 679	516	74,455,963	5.62	79.54	668.8
680 - 699	315	46,643,883	3.52	81.12	689.1
700 - 719	244	38,975,579	2.94	83.90	708.7
720 - 739	168	24,442,640	1.84	83.33	728.6
740 - 759	136	19,697,966	1.49	83.61	750.7
760 - 779	82	11,884,231	0.90	83.41	768.7
780 - 799	26	3,647,816	0.28	81.00	785.8
800 - 819	6	779,880	0.06	83.38	806.3
Total:	9,101	1,325,807,653	100.00	77.06	605.3

Weighted Average: 605.3

Current Principal Balance ($) (Group-1)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	FICO Score
0.01 - 20,000.00	27	477,776	0.04	96.74	656.9
20,000.01 - 40,000.00	96	2,776,686	0.21	98.30	660.3
40,000.01 - 60,000.00	631	34,009,973	2.57	73.61	604.1
60,000.01 - 80,000.00	1,121	78,980,795	5.96	75.44	608.9
80,000.01 - 100,000.00	1,086	98,624,139	7.44	75.96	600.4
100,000.01 - 120,000.00	1,134	125,073,604	9.43	76.58	604.7
120,000.01 - 140,000.00	947	123,876,277	9.34	76.49	603.8
140,000.01 - 160,000.00	854	128,248,898	9.67	76.36	606.6
160,000.01 - 180,000.00	662	112,711,539	8.50	75.97	601.8
180,000.01 - 200,000.00	581	110,964,868	8.37	76.34	601.4
200,000.01 - 300,000.00	1,593	384,719,055	29.02	77.73	601.5
300,000.01 - 400,000.00	333	109,485,689	8.26	80.20	618.7
400,000.01 - 500,000.00	34	14,775,449	1.11	83.83	663.3
500,000.01 - 600,000.00	2	1,082,903	0.08	82.95	684.1
Total:	9,101	1,325,807,653	100.00	77.06	605.3

Average: 145,677.14

FICO Score (Group-2)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	FICO Score
<= 499	14	896,533	0.40	63.84	0.0
500 - 519	95	11,470,637	5.17	71.84	511.2
520 - 539	114	18,799,473	8.48	72.60	528.9
540 - 559	102	19,516,346	8.80	74.12	550.3
560 - 579	108	25,048,763	11.30	73.37	569.2
580 - 599	97	21,023,096	9.48	78.01	589.1
600 - 619	126	32,594,896	14.70	78.16	610.0
620 - 639	102	30,185,325	13.62	79.87	628.6
640 - 659	84	21,990,511	9.92	82.09	647.5
660 - 679	45	10,415,070	4.70	83.25	667.8
680 - 699	38	9,400,717	4.24	76.49	690.3
700 - 719	22	6,179,245	2.79	83.52	710.5
720 - 739	19	6,222,269	2.81	82.61	730.3
740 - 759	11	3,746,927	1.69	85.50	748.9
760 - 779	9	1,794,480	0.81	72.61	765.9
780 - 799	8	2,403,117	1.08	84.00	785.8
Total:	994	221,687,406	100.00	77.60	610.2

Weighted Average: 610.2

Current Principal Balance ($) (Group-2)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original CLTV	FICO Score
40,000.01 - 60,000.00	159	8,537,080	3.85	71.46	586.2
60,000.01 - 80,000.00	191	13,283,448	5.99	75.28	591.3
80,000.01 - 100,000.00	89	8,061,098	3.64	74.20	586.5
100,000.01 - 120,000.00	59	6,427,954	2.90	75.34	571.9
120,000.01 - 140,000.00	44	5,774,092	2.60	79.66	575.2
140,000.01 - 160,000.00	19	2,830,082	1.28	72.32	566.2
160,000.01 - 180,000.00	12	2,017,148	0.91	75.48	569.1
180,000.01 - 200,000.00	4	745,296	0.34	87.56	618.7
200,000.01 - 300,000.00	13	3,129,795	1.41	71.25	598.0
300,000.01 - 400,000.00	215	78,240,120	35.29	79.66	605.9
400,000.01 - 500,000.00	130	58,933,108	26.58	79.83	633.0
500,000.01 - 600,000.00	49	27,094,888	12.22	74.99	623.1
600,000.01 - 700,000.00	10	6,613,298	2.98	66.01	604.6
Total:	994	221,687,406	100.00	77.60	610.2

Average: 223,025.56

Summary Statistics
As-of / Cut-off Date: 2004-04-01
Delinquency / Cut-off Date: 2004-03-31
Number of Loans: 61
Total Current Balance: 34,791,089.06
Maximum Balance: 698,518.09
Minimum Balance: 503,598.95
Average Current Balance: 570,345.72
Weighted Average Coupon: 6.548
Maximum Coupon: 9.750
Minimum Coupon: 4.990
Weighted Average Margin: 4.596
Weighted Average Maximum Rate: 12.764
Weighted Average Minimum Rate: 6.694
Weighted Average Months to Roll: 23
Weighted Average Original Term: 360.00
Weighted Average Remaining Term: 358.14
Weighted Average Seasoning: 1.86
Top 5 States: CA(55%),NY(28%),MA(7%),TX(3%),LA(2%)
Top 5 Zip Codes: 95125(3.2%),02186(2.0%),10570(2.0%),70122(2.0%),92009(2.0%)
Weighted Average Orig CLTV: 73.53
Weighted Average Orig Frequency CLTV: 73.75
Weighted Average FICO Score: 621.5
% of portfolio with CLTV over 80%: 25.70
% of portfolio with CLTV over 80% & no MI: 6.00
% of portfolio with Full/Alt Docs: 66.11
% Owner Occupied: 93.6
% Fixed Rate: 29.7
% IO: 0.0

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	18	10,341,135	29.72
ARM	43	24,449,954	70.28
Total:	61	34,791,089	100.00

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
500,000.01 - 525,000.00	15	$7,721,631	22.16%
525,000.01 - 550,000.00	13	7,059,800	20.26
550,000.01 - 575,000.00	7	3,943,500	11.32
575,000.01 - 600,000.00	16	9,499,500	27.26
600,000.01 - 625,000.00	2	1,230,000	3.53
625,000.01 - 650,000.00	2	1,300,000	3.73
650,000.01 - 675,000.00	1	675,000	1.94
675,000.01 - 700,000.00	5	3,421,000	9.82
Total:	61	$34,850,431	100.00%
Average: 571,318.54			

Cut-off Date Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500,000.01 - 525,000.00	15	7,709,136	22.16
525,000.01 - 550,000.00	13	7,046,637	20.25
550,000.01 - 575,000.00	7	3,936,498	11.31
575,000.01 - 600,000.00	16	9,485,520	27.26
600,000.01 - 625,000.00	2	1,227,866	3.53
625,000.01 - 650,000.00	2	1,297,206	3.73
650,000.01 - 675,000.00	2	1,348,472	3.88
675,000.01 - 700,000.00	4	2,739,755	7.87
Total:	61	34,791,089	100.00
Average: 570,345.72			

Remaining Terms to Maturity (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
301 - 360	61	34,791,089	100.00
Total:	61	34,791,089	100.00
Weighted Average: 358.14			

Original Terms to Maturity (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
360	61	34,791,089	100.00
Total:	61	34,791,089	100.00

Weighted Average: 360.00

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.501 - 5.000	1	525,729	1.51
5.001 - 5.500	5	2,908,758	8.36
5.501 - 6.000	15	8,355,443	24.02
6.001 - 6.500	12	7,056,417	20.28
6.501 - 7.000	13	7,413,631	21.31
7.001 - 7.500	8	4,576,456	13.15
7.501 - 8.000	3	1,630,807	4.69
8.001 - 8.500	2	1,137,433	3.27
8.501 - 9.000	1	599,278	1.72
9.501 - 10.000	1	587,138	1.69
Total:	61	34,791,089	100.00

Weighted Average: 6.548

Combined Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	2	1,168,359	3.36
50.01 - 55.00	3	1,946,108	5.59
55.01 - 60.00	3	1,832,590	5.27
60.01 - 65.00	5	2,796,916	8.04
65.01 - 70.00	6	3,466,872	9.96
70.01 - 75.00	13	7,421,998	21.33
75.01 - 80.00	13	7,218,477	20.75
80.01 - 85.00	9	5,031,848	14.46
85.01 - 90.00	6	3,386,417	9.73
90.01 - 95.00	1	521,504	1.50
Total:	61	34,791,089	100.00

Weighted Average: 73.53

Credit Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
501 - 550	3	1,558,600	4.48
551 - 600	17	10,183,067	29.27
601 - 650	28	15,839,301	45.53
651 - 700	9	4,959,315	14.25
701 - 750	1	543,773	1.56
751 - 800	3	1,707,033	4.91
Total:	61	34,791,089	100.00

Weighted Average: 621

Credit Grade	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
A	15	8,487,486	24.40
AA	33	19,047,025	54.75
AA+	2	1,060,463	3.05
NG	11	6,196,114	17.81
Total:	61	34,791,089	100.00

Geographic Distribution	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	34	19,015,368	54.66
New York	17	9,889,392	28.43
Massachusetts	4	2,433,925	7.00
Texas	2	1,084,973	3.12
Louisiana	1	678,902	1.95
New Jersey	1	648,328	1.86
Connecticut	1	522,052	1.50
Virginia	1	518,149	1.49
Total:	61	34,791,089	100.00
Top Zip Code %: 95125(3.24%)			

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	57	32,547,848	93.55
Non-owner	2	1,126,268	3.24
Second Home	2	1,116,974	3.21
Total:	61	34,791,089	100.00

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	40	23,001,460	66.11
Stated Income Documentation	19	10,644,658	30.60
Lite Documentation	1	598,044	1.72
No Documentation	1	546,927	1.57
Total:	61	34,791,089	100.00

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Cash Out Refinance	50	28,740,126	82.61
Purchase	7	3,793,840	10.90
Rate/Term Refinance	4	2,257,123	6.49
Total:	61	34,791,089	100.00

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Detached	48	27,354,232	78.62
2-4 Unit Detached	6	3,291,588	9.46
PUD Detached	5	2,993,340	8.60
Low Rise Condo Attached	2	1,151,929	3.31
Total:	61	34,791,089	100.00

Month Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2006-01	6	3,397,428	13.90
2006-02	25	14,333,413	58.62
2006-03	9	4,929,983	20.16
2007-01	1	674,047	2.76
2007-02	1	525,729	2.15
2007-03	1	589,354	2.41
Total:	43	24,449,954	100.00
Weighted Average: 23			
**			
The above table is based on Adjustable Mortgage Loans only			

Gross Margin (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.001 - 3.500	2	1,115,083	4.56
3.501 - 4.000	7	4,129,236	16.89
4.001 - 4.500	13	7,210,027	29.49
4.501 - 5.000	13	7,393,107	30.24
5.001 - 5.500	3	1,739,123	7.11
5.501 - 6.000	1	588,179	2.41
6.001 - 6.500	3	1,688,061	6.90
6.501 - 7.000	1	587,138	2.40
Total:	43	24,449,954	100.00

Weighted Average: 4.596

****

The above table is based on Adjustable Mortgage Loans only

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.501 - 11.000	1	525,729	2.15
11.001 - 11.500	3	1,710,071	6.99
11.501 - 12.000	9	5,152,065	21.07
12.001 - 12.500	6	3,515,230	14.38
12.501 - 13.000	9	4,945,803	20.23
13.001 - 13.500	5	2,937,750	12.02
13.501 - 14.000	4	2,204,350	9.02
14.001 - 14.500	4	2,272,539	9.29
14.501 - 15.000	1	599,278	2.45
15.501 - 16.000	1	587,138	2.40
Total:	43	24,449,954	100.00

Weighted Average: 12.764

****

The above table is based on Adjustable Mortgage Loans only

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.501 - 5.000	1	525,729	2.15
5.001 - 5.500	3	1,710,071	6.99
5.501 - 6.000	9	5,152,065	21.07
6.001 - 6.500	6	3,515,230	14.38
6.501 - 7.000	10	5,519,346	22.57
7.001 - 7.500	7	4,072,857	16.66
7.501 - 8.000	3	1,630,807	6.67
8.001 - 8.500	2	1,137,433	4.65
8.501 - 9.000	1	599,278	2.45
9.501 - 10.000	1	587,138	2.40
Total:	43	24,449,954	100.00

Weighted Average: 6.694

****

The above table is based on Adjustable Mortgage Loans only

Initial Periodic Rate Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000	2	1,120,469	4.58
3.000	41	23,329,484	95.42
Total:	43	24,449,954	100.00

Weighted Average: 2.954

****

The above table is based on Adjustable Mortgage Loans only

Periodic Rate Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000	42	23,861,774	97.59
1.500	1	588,179	2.41
Total:	43	24,449,954	100.00

Weighted Average: 1.012

****

The above table is based on Adjustable Mortgage Loans only

Lifetime Rate Cap (%) (ARM Only)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.000	40	22,741,305	93.01
7.000	3	1,708,649	6.99
Total:	43	24,449,954	100.00

Weighted Average: 6.070

****

The above table is based on Adjustable Mortgage Loans only

Prepayment Penalty Months	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	13	7,394,288	21.25
12	9	5,315,484	15.28
24	28	15,956,394	45.86
36	11	6,124,922	17.60
Total:	61	34,791,089	100.00

Non-zero Weighted Average Original Prepay Penalty Term: 24

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$1,532,021,000 *(Approximate)*

Home Equity Loan Trust

Series 2004-OP1

Ace Securities Corp
(Depositor)

Option One Mortgage Corporation
(Originator)

Deutsche Bank 

April 7, 2004

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED April 7, 2004

Ace Securities Corp.
Home Equity Loan Trust, Series 2004-OP1
$1,532,021,000 *(Approximate)*

Subject to 5% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings M / S / F
A-1	1,057,332,000	Float	2.41	05/04 – 07/11	0	ACT/360	April 2034	Aaa / AAA / AAA
A-2A	105,009,000	Float	1.00	05/04 – 05/06	0	ACT/360	April 2034	Aaa / AAA / AAA
A-2B	41,704,000	Float	3.00	05/06 - 12/08	0	ACT/360	April 2034	Aaa / AAA / AAA
A-2C	30,083,000	Float	6.45	01/09 – 07/11	0	ACT/360	April 2034	Aaa / AAA / AAA
M-1	103,682,000	Float	4.99	09/07 – 07/11	0	ACT/360	April 2034	Aa2 / AA+ / AA+
M-2	82,791,000	Float	4.92	07/07 – 07/11	0	ACT/360	April 2034	A2 / AA / AA-
M-3	22,439,000	Float	4.89	06/07 – 07/11	0	ACT/360	April 2034	A3 / A+ / A+
M-4	19,344,000	Float	4.89	06/07 – 07/11	0	ACT/360	April 2034	Baa1 / A / A-
M-5	21,665,000	Float	4.88	05/07 – 07/11	0	ACT/360	April 2034	Baa2 / A- / BBB+
M-6	20,117,000	Float	4.86	05/07 – 07/11	0	ACT/360	April 2034	Baa3 / BBB / BBB
B	27,855,000	Float	* Not Offered *					
Total	**$1,532,021,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates: The Class A-1, Class A-2A, Class A-2B and Class A-2C Certificates, (together, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (the "Mezzanine Certificates"), and the Class B Certificates (the "Subordinate Certificates"). The Class A-1 Certificates are backed by conforming balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2A, Class A-2B and Class A-2C Certificates (together, the "Class A-2 Certificates") are backed by fixed and adjustable-rate first lien and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates and the Subordinate Certificates are backed by all of the mortgage loans. The Class A Certificates and the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2A Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2B Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2C Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Subordinate Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate.

Transaction Overview

Collateral:	As of the Cut-off Date, the Mortgage Loans will consist of approximately 10,095 adjustable-rate and fixed-rate, first lien and second lien, closed-end mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,547,495,060 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 9,101 conforming principal balance fixed and adjustable-rate Mortgage Loans totaling $1,325,807,653 and the Group II Mortgage Loans will represent approximately 994 conforming and non-conforming principal balance fixed and adjustable-rate Mortgage Loans totaling $221,687,406.
Class A Certificates:	Class A-1, Class A-2A, Class A-2B and Class A-2C Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates
Class B Certificates:	Class B Certificates
Depositor:	Ace Securities Corp. ("Ace")
Originator:	Option One Mortgage Corporation
Master Servicer:	Wells Fargo Bank, National Association
Servicer:	Option One Mortgage Corporation
Trustee:	HSBC Bank USA
Custodian:	Wells Fargo Bank, National Association
Credit Risk Manager:	The Murrayhill Company
Underwriter:	Deutsche Bank Securities Inc.
Cut-off Date:	April 1, 2004
Expected Pricing:	Week of April 12, 2004
Expected Closing Date:	On or about April 20, 2004
Record Date:	The Record Date for the Offered Certificates will be the business day immediately preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in May 2004.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls and ending on the Determination Date of the calendar month in which such Distribution Date falls.
Interest Accrual Period:	Interest will initially accrue on the Offered Certificates and the Subordinate Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Offered Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls and shortfalls resulting from the application of the Servicemembers Civil Relief Act.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicer and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. The per annum rate at which these fees accrue ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.3175% for the Mortgage Loans as of the Cut-off Date. The fee paid to the Servicer will be 0.30% in months 1 thru 10, 0.40% in months 11 thru 30 and 0.65% thereafter.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Optional Termination:	On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Master Servicer will have the option to purchase from the trust all remaining Mortgage Loans causing an early retirement of the Certificates.
Monthly Servicer Advances:	The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicer and the Master Servicer are entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Transaction Overview (Cont.)

Credit Enhancement:	1) Excess Interest 2) Overcollateralization ("OC") 3) Subordination
Allocation of Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B Certificates, fourth, to the Class M-6 Certificates, fifth, to the Class M-5 Certificates, sixth, to the Class M-4 Certificates, seventh, to the Class M-3 Certificates, eighth, to the Class M-2 Certificates and ninth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Allocations of Realized Losses to the Subordinate Certificates and Mezzanine Certificates will result in a reduction in the Certificate Principal Balances thereof by the amount of such Realized Loss until the Certificate Principal Balances thereof have been reduced to zero. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Subordinate Certificates and Mezzanine Certificates the principal amount of the reduction in the Certificate Principal Balance of the Subordinate Certificates and Mezzanine Certificates will no longer accrue interest and will not be reinstated thereafter. However, allocated Realized Losses may be paid to the holders of the Subordinate Certificates and Mezzanine Certificates from Net Monthly Excess Cashflow.
Required Overcollateralization Amount:	Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates (other than the Class CE Certificates). This excess (the "Overcollateralization Amount") is intended to protect the certificate holders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 1.00% of the original aggregate principal balance of the Mortgage Loans. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 2.00% of the ending aggregate principal balance of the Mortgage Loans, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.
Overcollateralization Increase Amount:	An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.
Overcollateralization Reduction Amount:	An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.
Stepdown Date:	Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in May 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to 40.50%.

Transaction Overview (Cont.)

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period on each Distribution Date.

Class	(M / S / F)	Initial CE %	CE % On/After Step Down Date
A-1	Aaa / AAA / AAA	20.25%	40.50%
A-2A	Aaa / AAA / AAA	20.25%	40.50%
A-2B	Aaa / AAA / AAA	20.25%	40.50%
A-2C	Aaa / AAA / AAA	20.25%	40.50%
M-1	Aa2 / AA+ / AA+	13.55%	27.10%
M-2	A2 / AA / AA-	8.20%	16.40%
M-3	A3 / A+ / A+	6.75%	13.50%
M-4	Baa1 / A / A-	5.50%	11.00%
M-5	Baa2 / A- / BBB+	4.10%	8.20%
M-6	Baa3 / BBB / BBB	2.80%	5.60%
B	Not Offered	1.00%	2.00%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates and the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The rate per annum (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Subordinate Certificate: The rate per annum (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any class of the Series 2004-OP1 Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such amount for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Group I Cap Agreement: On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Group I Cap Agreement will be based upon the provided schedule.

Group II Cap Agreement: On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Group II Cap Agreement will be based upon the provided schedule.

Available Distribution Amount: For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; and (iv) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover Amounts on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates.

Class A Principal Distribution Amount: Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain a [40.50]% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage).

The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates together, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.

Any principal distributions allocated to the Group II Class A Certificates will be allocated sequentially, first to the Class A-2A Certificates, until their Certificate Principal Balance has been reduced to zero, second to the Class A-2B Certificates until their Certificate Principal Balance has been reduced to zero, and then to the Class A-2C Certificates until their Certificate Principal Balance has been reduced to zero.

Transaction Overview (Cont.)

Class M Principal Distribution Amount:

The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches a 27.10% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches a 16.40% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches a 13.50% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches a 11.00% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches a 8.20% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage) and sixth to the Class M-6 Certificates until it reaches a 5.60% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.

Class B Principal Distribution Amount:

The Subordinate Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Subordinate Certificates until it reaches a 2.00% Credit Enhancement Percentage (2x the Class B Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then to the Subordinate Certificates until the Certificate Principal Balance of such class has been reduced to zero.

Coupon Step-up:

On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B	1.5 x Margin

Trigger Event:

If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test:

The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [42.50]% of the credit enhancement percentage.

Cumulative Loss Test:

The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Transaction Overview (Cont.)

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
May 2007 to April 2008	[2.50%], plus 1/12th of [1.75%] for each month thereafter
May 2008 to April 2009	[4.25%], plus 1/12th of [1.25%] for each month thereafter
May 2009 to April 2010	[5.50%], plus 1/12th of [0.50%] for each month thereafter
May 2010 to April 2011	[6.00%], plus 1/12th of [0.25%] for each month thereafter
May 2011 and thereafter	[6.25%]

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates and the Subordinate Certificates.
2. To pay principal on the Class A Certificates in accordance with the principal payment provisions described under "Class A Principal Distribution Amount" above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described under "Class M Principal Distribution Amount" above.
4. To pay principal to the Subordinate Certificates in accordance with the principal payment provisions described under "Class B Principal Distribution Amount" above.
5. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
6. From excess interest, if any, to pay the accrued and unpaid interest on the Mezzanine Certificates and the Subordinate Certificates.
7. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates and the Subordinate Certificates.
8. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates in the same order of priority as described in 1 above.
9. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	18.04	4.53	2.41	1.78	1.16
	First Payment Date	May-04	May-04	May-04	May-04	May-04
	Last Payment Date	Nov-32	Aug-17	Jul-11	Dec-09	Mar-07
A-2A	Avg Life	12.94	1.83	1.00	0.79	0.61
	First Payment Date	May-04	May-04	May-04	May-04	May-04
	Last Payment Date	Apr-25	Mar-08	May-06	Dec-05	Jul-05
A-2B	Avg Life	23.87	5.95	3.00	2.15	1.61
	First Payment Date	Apr-25	Mar-08	May-06	Dec-05	Jul-05
	Last Payment Date	Dec-30	Feb-13	Dec-08	Jan-07	Apr-06
A-2C	Avg Life	28.07	11.92	6.45	4.65	2.45
	First Payment Date	Dec-30	Feb-13	Dec-08	Jan-07	Apr-06
	Last Payment Date	Nov-32	Aug-17	Jul-11	Dec-09	Mar-07
M-1	Avg Life	26.00	8.84	4.99	4.57	4.14
	First Payment Date	Oct-25	Jul-08	Sep-07	Jan-08	Mar-07
	Last Payment Date	Nov-32	Aug-17	Jul-11	Dec-09	Jun-08
M-2	Avg Life	26.00	8.84	4.92	4.25	3.99
	First Payment Date	Oct-25	Jul-08	Jul-07	Sep-07	Nov-07
	Last Payment Date	Nov-32	Aug-17	Jul-11	Dec-09	Jun-08
M-3	Avg Life	26.00	8.84	4.89	4.14	3.68
	First Payment Date	Oct-25	Jul-08	Jun-07	Aug-07	Sep-07
	Last Payment Date	Nov-32	Aug-17	Jul-11	Dec-09	Jun-08
M-4	Avg Life	26.00	8.84	4.89	4.11	3.59
	First Payment Date	Oct-25	Jul-08	Jun-07	Jul-07	Aug-07
	Last Payment Date	Nov-32	Aug-17	Jul-11	Dec-09	Jun-08
M-5	Avg Life	26.00	8.84	4.88	4.09	3.52
	First Payment Date	Oct-25	Jul-08	May-07	Jun-07	Jul-07
	Last Payment Date	Nov-32	Aug-17	Jul-11	Dec-09	Jun-08
M-6	Avg Life	26.00	8.84	4.86	4.06	3.46
	First Payment Date	Oct-25	Jul-08	May-07	Jun-07	May-07
	Last Payment Date	Nov-32	Aug-17	Jul-11	Dec-09	Jun-08
B	Avg Life	25.81	8.37	4.60	3.82	3.25
	First Payment Date	Oct-25	Jul-08	May-07	May-07	Apr-07
	Last Payment Date	Nov-32	Aug-17	Jul-11	Dec-09	Jun-08

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	18.09	4.86	2.62	1.95	1.16
	First Payment Date	May-04	May-04	May-04	May-04	May-04
	Last Payment Date	Jan-34	Apr-30	Aug-20	Mar-17	Mar-07
A-2A	Avg Life	12.94	1.83	1.00	0.79	0.61
	First Payment Date	May-04	May-04	May-04	May-04	May-04
	Last Payment Date	Apr-25	Mar-08	May-06	Dec-05	Jul-05
A-2B	Avg Life	23.87	5.95	3.00	2.15	1.61
	First Payment Date	Apr-25	Mar-08	May-06	Dec-05	Jul-05
	Last Payment Date	Dec-30	Feb-13	Dec-08	Jan-07	Apr-06
A-2C	Avg Life	28.35	13.88	7.70	5.62	2.45
	First Payment Date	Dec-30	Feb-13	Dec-08	Jan-07	Apr-06
	Last Payment Date	Feb-34	Apr-30	Aug-20	Mar-17	Mar-07
M-1	Avg Life	26.12	9.69	5.52	4.98	5.96
	First Payment Date	Oct-25	Jul-08	Sep-07	Jan-08	Mar-07
	Last Payment Date	Jan-34	May-27	Dec-17	Jan-15	Dec-13
M-2	Avg Life	26.11	9.61	5.40	4.62	4.30
	First Payment Date	Oct-25	Jul-08	Jul-07	Sep-07	Nov-07
	Last Payment Date	Nov-33	Oct-25	Sep-16	Jan-14	Jul-11
M-3	Avg Life	26.11	9.52	5.31	4.47	3.93
	First Payment Date	Oct-25	Jul-08	Jun-07	Aug-07	Sep-07
	Last Payment Date	Oct-33	Jul-23	Mar-15	Nov-12	Aug-10
M-4	Avg Life	26.10	9.45	5.25	4.40	3.81
	First Payment Date	Oct-25	Jul-08	Jun-07	Jul-07	Aug-07
	Last Payment Date	Sep-33	Aug-22	Aug-14	May-12	Apr-10
M-5	Avg Life	26.08	9.34	5.18	4.32	3.70
	First Payment Date	Oct-25	Jul-08	May-07	Jun-07	Jul-07
	Last Payment Date	Jul-33	Sep-21	Dec-13	Nov-11	Dec-09
M-6	Avg Life	26.05	9.13	5.03	4.19	3.56
	First Payment Date	Oct-25	Jul-08	May-07	Jun-07	May-07
	Last Payment Date	May-33	Mar-20	Feb-13	Feb-11	May-09
B	Avg Life	25.81	8.38	4.60	3.82	3.25
	First Payment Date	Oct-25	Jul-08	May-07	May-07	Apr-07
	Last Payment Date	Dec-32	Mar-18	Nov-11	Mar-10	Sep-08

Group I Cap Schedule

Group I Cap Schedule			
Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
6/25/2004	1,295,850,241	6.74	9.25
7/25/2004	1,266,146,724	6.97	9.25
8/25/2004	1,236,680,289	6.74	9.25
9/25/2004	1,207,436,960	6.74	9.25
10/25/2004	1,178,405,604	6.97	9.25
11/25/2004	1,149,577,921	6.74	9.25
12/25/2004	1,120,948,421	6.97	9.25
1/25/2005	1,092,514,385	6.74	9.25
2/25/2005	1,064,275,805	6.74	9.25
3/25/2005	1,036,235,308	7.36	9.25
4/25/2005	1,008,931,528	6.65	9.25
5/25/2005	982,346,844	6.87	9.25
6/25/2005	956,462,289	6.65	9.25
7/25/2005	931,259,396	6.87	9.25
8/25/2005	906,720,185	6.65	9.25
9/25/2005	882,827,154	6.65	9.25
10/25/2005	859,563,262	6.87	9.25
11/25/2005	836,911,919	6.65	9.25
12/25/2005	814,856,974	6.87	9.25
1/25/2006	793,382,827	6.65	9.25
2/25/2006	772,474,037	6.66	9.25
3/25/2006	752,116,680	9.25	9.25
4/25/2006	732,487,326	8.57	9.25
5/25/2006	713,370,044	8.86	9.25
6/25/2006	694,751,298	8.57	9.25
7/25/2006	676,618,095	8.85	9.25
8/25/2006	658,957,718	8.57	9.25
9/25/2006	641,758,027	9.20	9.25
10/25/2006	625,046,384	9.25	9.25
11/25/2006	608,769,538	8.95	9.25
12/25/2006	592,916,124	9.24	9.25
1/25/2007	577,475,126	8.94	9.25
2/25/2007	562,435,773	8.94	9.25

Group II Cap Schedule

Group II Cap Schedule			
Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
6/25/2004	216,618,949	6.58	9.25
7/25/2004	211,599,763	6.80	9.25
8/25/2004	206,626,921	6.58	9.25
9/25/2004	201,697,956	6.58	9.25
10/25/2004	196,810,852	6.80	9.25
11/25/2004	191,964,052	6.58	9.25
12/25/2004	187,156,449	6.80	9.25
1/25/2005	182,387,382	6.58	9.25
2/25/2005	177,656,759	6.58	9.25
3/25/2005	172,964,770	7.17	9.25
4/25/2005	168,394,030	6.48	9.25
5/25/2005	163,944,025	6.70	9.25
6/25/2005	159,611,563	6.48	9.25
7/25/2005	155,393,535	6.69	9.25
8/25/2005	151,286,913	6.48	9.25
9/25/2005	147,288,751	6.48	9.25
10/25/2005	143,396,182	6.69	9.25
11/25/2005	139,606,413	6.48	9.25
12/25/2005	135,916,726	6.69	9.25
1/25/2006	132,324,475	6.48	9.25
2/25/2006	128,827,084	6.51	9.25
3/25/2006	125,422,716	9.24	9.25
4/25/2006	122,138,992	8.35	9.25
5/25/2006	118,941,191	8.63	9.25
6/25/2006	115,827,059	8.35	9.25
7/25/2006	112,794,405	8.62	9.25
8/25/2006	109,841,092	8.35	9.25
9/25/2006	106,965,192	8.96	9.25
10/25/2006	104,170,907	9.25	9.25
11/25/2006	101,449,564	8.71	9.25
12/25/2006	98,799,258	9.00	9.25
1/25/2007	96,218,129	8.71	9.25
2/25/2007	93,704,449	8.72	9.25



Class A-1 Effective Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	5/25/2004	--
2	6/25/2004	9.25
3	7/25/2004	9.25
4	8/25/2004	9.25
5	9/25/2004	9.25
6	10/25/2004	9.25
7	11/25/2004	9.25
8	12/25/2004	9.25
9	1/25/2005	9.25
10	2/25/2005	9.25
11	3/25/2005	9.25
12	4/25/2005	9.25
13	5/25/2005	9.25
14	6/25/2005	9.25
15	7/25/2005	9.25
16	8/25/2005	9.25
17	9/25/2005	9.25
18	10/25/2005	9.25
19	11/25/2005	9.25
20	12/25/2005	9.25
21	1/25/2006	9.25
22	2/25/2006	9.25
23	3/25/2006	9.49
24	4/25/2006	9.25
25	5/25/2006	9.25
26	6/25/2006	9.25
27	7/25/2006	9.25
28	8/25/2006	9.25
29	9/25/2006	9.25
30	10/25/2006	9.50
31	11/25/2006	9.25
32	12/25/2006	9.25
33	1/25/2007	9.25
34	2/25/2007	9.25
35	3/25/2007	10.61
36	4/25/2007	9.63
37	5/25/2007	9.94
38	6/25/2007	9.62
39	7/25/2007	9.93
40	8/25/2007	9.67
41	9/25/2007	10.29
42	10/25/2007	10.65
43	11/25/2007	10.30
44	12/25/2007	10.63
45	1/25/2008	10.29
46	2/25/2008	10.30

Class A-1 Effective Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
47	3/25/2008	11.01
48	4/25/2008	10.31
49	5/25/2008	10.65
50	6/25/2008	10.30
51	7/25/2008	10.64
52	8/25/2008	10.31
53	9/25/2008	10.31
54	10/25/2008	10.66
55	11/25/2008	10.31
56	12/25/2008	10.65
57	1/25/2009	10.30
58	2/25/2009	10.31
59	3/25/2009	11.41
60	4/25/2009	10.30
61	5/25/2009	10.63
62	6/25/2009	10.28
63	7/25/2009	10.62
64	8/25/2009	10.27
65	9/25/2009	10.27
66	10/25/2009	10.60
67	11/25/2009	10.26
68	12/25/2009	10.59
69	1/25/2010	10.24
70	2/25/2010	10.24
71	3/25/2010	11.33
72	4/25/2010	10.23
73	5/25/2010	10.56
74	6/25/2010	10.21
75	7/25/2010	10.55
76	8/25/2010	10.20
77	9/25/2010	10.20
78	10/25/2010	10.53
79	11/25/2010	10.18
80	12/25/2010	10.52
81	1/25/2011	10.17
82	2/25/2011	10.17
83	3/25/2011	11.25
84	4/25/2011	10.16
85	5/25/2011	10.49
86	6/25/2011	10.14
87	7/25/2011	10.48
88	8/25/2011	10.13

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month LIBOR: 20%
*Includes Cap Proceeds

Class A-2A, A-2B and A-2C Effective Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	5/25/2004	--
2	6/25/2004	9.25
3	7/25/2004	9.25
4	8/25/2004	9.25
5	9/25/2004	9.25
6	10/25/2004	9.25
7	11/25/2004	9.25
8	12/25/2004	9.25
9	1/25/2005	9.25
10	2/25/2005	9.25
11	3/25/2005	9.25
12	4/25/2005	9.25
13	5/25/2005	9.25
14	6/25/2005	9.25
15	7/25/2005	9.25
16	8/25/2005	9.25
17	9/25/2005	9.25
18	10/25/2005	9.25
19	11/25/2005	9.25
20	12/25/2005	9.25
21	1/25/2006	9.25
22	2/25/2006	9.25
23	3/25/2006	9.25
24	4/25/2006	9.25
25	5/25/2006	9.25
26	6/25/2006	9.25
27	7/25/2006	9.25
28	8/25/2006	9.25
29	9/25/2006	9.25
30	10/25/2006	9.26
31	11/25/2006	9.25
32	12/25/2006	9.25
33	1/25/2007	9.25
34	2/25/2007	9.25
35	3/25/2007	10.42
36	4/25/2007	9.41
37	5/25/2007	9.71
38	6/25/2007	9.49
39	7/25/2007	9.80
40	8/25/2007	9.49
41	9/25/2007	10.12
42	10/25/2007	10.45
43	11/25/2007	10.13
44	12/25/2007	10.49
45	1/25/2008	10.15
46	2/25/2008	10.14

Class A-2A, A-2B and A-2C Effective Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
47	3/25/2008	10.88
48	4/25/2008	10.18
49	5/25/2008	10.51
50	6/25/2008	10.20
51	7/25/2008	10.54
52	8/25/2008	10.19
53	9/25/2008	10.21
54	10/25/2008	10.55
55	11/25/2008	10.21
56	12/25/2008	10.57
57	1/25/2009	10.22
58	2/25/2009	10.22
59	3/25/2009	11.31
60	4/25/2009	10.21
61	5/25/2009	10.55
62	6/25/2009	10.20
63	7/25/2009	10.53
64	8/25/2009	10.19
65	9/25/2009	10.18
66	10/25/2009	10.51
67	11/25/2009	10.17
68	12/25/2009	10.50
69	1/25/2010	10.16
70	2/25/2010	10.15
71	3/25/2010	11.23
72	4/25/2010	10.14
73	5/25/2010	10.47
74	6/25/2010	10.13
75	7/25/2010	10.46
76	8/25/2010	10.11
77	9/25/2010	10.11
78	10/25/2010	10.44
79	11/25/2010	10.09
80	12/25/2010	10.42
81	1/25/2011	10.08
82	2/25/2011	10.08
83	3/25/2011	11.15
84	4/25/2011	10.06
85	5/25/2011	10.39
86	6/25/2011	10.05
87	7/25/2011	10.38
88	8/25/2011	10.04

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month LIBOR: 20%

*Includes Cap Proceeds

Class M Effective Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	5/25/2004	--
2	6/25/2004	9.25
3	7/25/2004	9.25
4	8/25/2004	9.25
5	9/25/2004	9.25
6	10/25/2004	9.25
7	11/25/2004	9.25
8	12/25/2004	9.25
9	1/25/2005	9.25
10	2/25/2005	9.25
11	3/25/2005	9.25
12	4/25/2005	9.25
13	5/25/2005	9.25
14	6/25/2005	9.25
15	7/25/2005	9.25
16	8/25/2005	9.25
17	9/25/2005	9.25
18	10/25/2005	9.25
19	11/25/2005	9.25
20	12/25/2005	9.25
21	1/25/2006	9.25
22	2/25/2006	9.25
23	3/25/2006	9.46
24	4/25/2006	9.25
25	5/25/2006	9.25
26	6/25/2006	9.25
27	7/25/2006	9.25
28	8/25/2006	9.25
29	9/25/2006	9.25
30	10/25/2006	9.47
31	11/25/2006	9.25
32	12/25/2006	9.25
33	1/25/2007	9.25
34	2/25/2007	9.25
35	3/25/2007	10.59
36	4/25/2007	9.60
37	5/25/2007	9.91
38	6/25/2007	9.60
39	7/25/2007	9.92
40	8/25/2007	9.64
41	9/25/2007	10.27
42	10/25/2007	10.62
43	11/25/2007	10.27
44	12/25/2007	10.61
45	1/25/2008	10.27
46	2/25/2008	10.28

Class M Effective Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
47	3/25/2008	10.99
48	4/25/2008	10.29
49	5/25/2008	10.63
50	6/25/2008	10.28
51	7/25/2008	10.62
52	8/25/2008	10.29
53	9/25/2008	10.29
54	10/25/2008	10.64
55	11/25/2008	10.29
56	12/25/2008	10.63
57	1/25/2009	10.29
58	2/25/2009	10.29
59	3/25/2009	11.39
60	4/25/2009	10.28
61	5/25/2009	10.62
62	6/25/2009	10.27
63	7/25/2009	10.61
64	8/25/2009	10.26
65	9/25/2009	10.25
66	10/25/2009	10.59
67	11/25/2009	10.24
68	12/25/2009	10.58
69	1/25/2010	10.23
70	2/25/2010	10.22
71	3/25/2010	11.31
72	4/25/2010	10.21
73	5/25/2010	10.55
74	6/25/2010	10.20
75	7/25/2010	10.54
76	8/25/2010	10.19
77	9/25/2010	10.18
78	10/25/2010	10.52
79	11/25/2010	10.17
80	12/25/2010	10.50
81	1/25/2011	10.16
82	2/25/2011	10.15
83	3/25/2011	11.24
84	4/25/2011	10.14
85	5/25/2011	10.47
86	6/25/2011	10.13
87	7/25/2011	10.46
88	8/25/2011	10.12

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month LIBOR: 20%

*Includes Cap Proceeds

Class B Effective Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	5/25/2004	--
2	6/25/2004	9.25
3	7/25/2004	9.25
4	8/25/2004	9.25
5	9/25/2004	9.25
6	10/25/2004	9.25
7	11/25/2004	9.25
8	12/25/2004	9.25
9	1/25/2005	9.25
10	2/25/2005	9.25
11	3/25/2005	9.25
12	4/25/2005	9.25
13	5/25/2005	9.25
14	6/25/2005	9.25
15	7/25/2005	9.25
16	8/25/2005	9.25
17	9/25/2005	9.25
18	10/25/2005	9.25
19	11/25/2005	9.25
20	12/25/2005	9.25
21	1/25/2006	9.25
22	2/25/2006	9.25
23	3/25/2006	9.46
24	4/25/2006	9.25
25	5/25/2006	9.25
26	6/25/2006	9.25
27	7/25/2006	9.25
28	8/25/2006	9.25
29	9/25/2006	9.25
30	10/25/2006	9.47
31	11/25/2006	9.25
32	12/25/2006	9.25
33	1/25/2007	9.25
34	2/25/2007	9.25
35	3/25/2007	10.59
36	4/25/2007	9.60
37	5/25/2007	9.91
38	6/25/2007	9.60
39	7/25/2007	9.92
40	8/25/2007	9.64
41	9/25/2007	10.27
42	10/25/2007	10.62
43	11/25/2007	10.27
44	12/25/2007	10.61
45	1/25/2008	10.27
46	2/25/2008	10.28
47	3/25/2008	10.99
48	4/25/2008	10.29
49	5/25/2008	10.63
50	6/25/2008	10.28
51	7/25/2008	10.62
52	8/25/2008	10.29
53	9/25/2008	10.29
54	10/25/2008	10.64
55	11/25/2008	10.29
56	12/25/2008	10.63
57	1/25/2009	10.29
58	2/25/2009	10.29
59	3/25/2009	11.39
60	4/25/2009	10.28
61	5/25/2009	10.62
62	6/25/2009	10.27
63	7/25/2009	10.61
64	8/25/2009	10.26
65	9/25/2009	10.25
66	10/25/2009	10.59
67	11/25/2009	10.24
68	12/25/2009	10.58
69	1/25/2010	10.23
70	2/25/2010	10.22
71	3/25/2010	11.31
72	4/25/2010	10.21
73	5/25/2010	10.55
74	6/25/2010	10.20
75	7/25/2010	10.54
76	8/25/2010	10.19
77	9/25/2010	10.18
78	10/25/2010	10.52
79	11/25/2010	10.17
80	12/25/2010	10.50
81	1/25/2011	10.16
82	2/25/2011	10.15
83	3/25/2011	11.24
84	4/25/2011	10.14
85	5/25/2011	10.47
86	6/25/2011	10.13
87	7/25/2011	10.46
88	8/25/2011	10.12

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month LIBOR: 20%

*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	Excess Spread in bp (Forward LIBOR)
1	517	1.1000	1.2300	517	45	478	4.7243	4.8696	301
2	537	1.1410	1.2986	533	46	478	4.7878	4.8986	295
3	541	1.1784	1.3749	534	47	490	4.8519	4.9279	340
4	536	1.2517	1.4671	520	48	478	4.9125	4.9553	298
5	535	1.3177	1.5671	513	49	484	4.7936	4.9804	327
6	540	1.3760	1.6713	512	50	478	4.8500	5.0372	304
7	534	1.4968	1.7804	493	51	484	4.9030	5.0883	316
8	538	1.6086	1.9018	488	52	478	4.9561	5.1406	293
9	532	1.7123	2.0183	470	53	478	5.0095	5.1945	304
10	532	1.8574	2.1418	454	54	484	5.0609	5.2427	317
11	537	1.9691	2.2531	456	55	478	5.1147	5.2921	294
12	520	2.0213	2.3603	426	56	484	5.1631	5.3020	308
13	524	2.2039	2.4844	416	57	478	5.2121	5.3091	284
14	518	2.3099	2.5863	395	58	479	5.2629	5.3147	280
15	523	2.4137	2.6895	393	59	496	5.3086	5.3196	341
16	516	2.5186	2.7957	372	60	479	5.3543	5.3228	279
17	516	2.6244	2.8991	360	61	485	5.1658	5.3240	316
18	520	2.7332	2.9983	359	62	480	5.2065	5.3650	294
19	514	2.8353	3.1087	337	63	486	5.2457	5.4025	309
20	518	2.9325	3.1927	338	64	481	5.2872	5.4412	287
21	512	3.0356	3.2828	315	65	481	5.3246	5.4799	293
22	511	3.1374	3.3756	305	66	487	5.3615	5.5141	309
23	526	3.2319	3.4595	433	67	482	5.4000	5.5510	287
24	508	3.3314	3.5428	384	68	488	5.4353	5.5605	303
25	513	3.3710	3.6320	392	69	482	5.4715	5.5680	281
26	506	3.4613	3.7182	368	70	483	5.5074	5.5745	278
27	511	3.5565	3.8093	371	71	500	5.5396	5.5808	340
28	504	3.6471	3.9024	347	72	483	5.5739	5.5867	278
29	502	3.7363	3.9909	372	73	490	5.4527	5.5899	309
30	507	3.8288	4.0759	376	74	484	5.4816	5.6199	288
31	475	3.9166	4.1679	326	75	490	5.5106	5.6483	305
32	480	4.0015	4.2109	332	76	485	5.5409	5.6790	283
33	472	4.0884	4.2533	306	77	486	5.5691	5.7055	288
34	471	4.1756	4.2937	296	78	492	5.5966	5.7306	306
35	488	4.2568	4.3301	360	79	487	5.6245	5.7579	284
36	468	4.3403	4.3671	304	80	493	5.6510	5.7670	302
37	472	4.1804	4.3966	335	81	488	5.6797	5.7750	280
38	470	4.2503	4.4644	315	82	488	5.7043	5.7813	279
39	479	4.3213	4.5360	327	83	505	5.7276	5.7887	342
40	475	4.3900	4.6025	309	84	489	5.7531	5.7962	280
41	476	4.4612	4.6702	325	85	495	5.6764	5.8034	308
42	483	4.5285	4.7394	337	86	490	5.6985	5.8233	287
43	477	4.5931	4.8018	313	87	496	5.7203	5.8444	305
44	484	4.6604	4.8356	324	88	NA	5.7424	5.8668	285

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	10,095	Index Type:	
Aggregate Principal Balance:	$1,547,495,060	6 Month LIBOR:	74.72%
Conforming Principal Balance Loans:	$1,376,835,426	1 Year Treasury	0.09%
Average Principal Balance:	$153,293	Fixed Rate:	25.19%
Range:	$14,861 - $698,518	W.A. Initial Periodic Cap:	2.995%
W.A. Coupon:	7.262%	W.A. Subsequent Periodic Cap:	1.003%
Range:	4.650% - 12.600%	W.A. Lifetime Rate Cap:	6.013%
W.A. Gross Margin:	5.367%	Property Type:	
Range:	2.000% - 10.400%	Single Family:	71.98%
W.A. Remaining Term (months):	354	2-4 Family:	13.13%
Range:	117 – 360 months	PUD:	9.23%
W.A. Seasoning: (months)	2	Condo:	4.71%
Latest Maturity Date:	March 15, 2034	Manufactured Housing	0.96%
State Concentration (Top 5):		Occupancy Status:	
California:	16.77%	Primary:	92.11%
New York:	16.41%	Non-owner:	6.91%
Massachusetts:	9.92%	Second Home:	0.98%
Florida:	6.17%	Documentation Status:	
Texas:	5.62%	Full:	60.48%
W.A. Combined Original LTV:	77.14%	Stated:	38.55%
Range:	11.90% - 100.00%	Lite:	0.56%
First Liens:	99.39%	No Documentation:	0.41%
Non-Balloon Loans:	99.99%	W.A. Prepayment Penalty – Term (months)	25
Non Zero W.A. FICO Score:	606	Loans with Prepay Penalties:	70.39%

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Fixed-Rate	2,731	389,793,422	25.19
ARM	7,364	1,157,701,638	74.81
Total:	**10,095**	**1,547,495,060**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Less than or equal to 50,000.00	282	$11,098,532	0.72
50,000.01 - 75,000.00	1,614	101,598,804	6.55
75,000.01 - 100,000.00	1,499	131,978,881	8.51
100,000.01 - 125,000.00	1,405	157,726,819	10.17
125,000.01 - 150,000.00	1,244	171,379,327	11.05
150,000.01 - 175,000.00	905	146,825,747	9.47
175,000.01 - 200,000.00	765	143,913,889	9.28
200,000.01 - 225,000.00	593	126,318,395	8.15
225,000.01 - 250,000.00	432	102,744,161	6.63
250,000.01 - 275,000.00	309	81,021,329	5.23
275,000.01 - 300,000.00	273	78,622,604	5.07
300,000.01 - 325,000.00	192	60,044,913	3.87
325,000.01 - 350,000.00	146	49,247,827	3.18
350,000.01 - 375,000.00	115	41,737,122	2.69
375,000.01 - 400,000.00	95	36,931,600	2.38
400,000.01 - 425,000.00	56	23,104,968	1.49
425,000.01 - 450,000.00	36	15,831,925	1.02
450,000.01 - 475,000.00	23	10,689,255	0.69
475,000.01 - 500,000.00	50	24,620,584	1.59
Greater than or equal to 500,000.01	61	34,850,431	2.25
Total:	**10,095**	**$1,550,287,113**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Less than or equal to 50,000.00	291	11,511,379	0.74
50,000.01 - 75,000.00	1,609	101,277,058	6.54
75,000.01 - 100,000.00	1,500	131,962,559	8.53
100,000.01 - 125,000.00	1,403	157,320,770	10.17
125,000.01 - 150,000.00	1,245	171,304,812	11.07
150,000.01 - 175,000.00	908	147,204,920	9.51
175,000.01 - 200,000.00	760	142,839,257	9.23
200,000.01 - 225,000.00	595	126,582,194	8.18
225,000.01 - 250,000.00	429	101,893,386	6.58
250,000.01 - 275,000.00	313	81,973,848	5.30
275,000.01 - 300,000.00	269	77,399,421	5.00
300,000.01 - 325,000.00	191	59,635,433	3.85
325,000.01 - 350,000.00	146	49,160,006	3.18
350,000.01 - 375,000.00	116	42,036,381	2.72
375,000.01 - 400,000.00	95	36,893,988	2.38
400,000.01 - 425,000.00	55	22,659,309	1.46
425,000.01 - 450,000.00	37	16,251,709	1.05
450,000.01 - 475,000.00	22	10,221,934	0.66
475,000.01 - 500,000.00	50	24,575,605	1.59
Greater than or equal to 500,000.01	61	34,791,089	2.25
Total:	**10,095**	**1,547,495,060**	**100.00**

Remaining Term

Months Remaining	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
61 - 120	11	768,595	0.05
121 - 180	235	23,084,289	1.49
181 - 240	140	14,618,780	0.94
301 - 360	9,709	1,509,023,395	97.51
Total:	**10,095**	**1,547,495,060**	**100.00**

Original Term

Original Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
120	11	768,595	0.05
180	235	23,084,289	1.49
240	140	14,618,780	0.94
360	9,709	1,509,023,395	97.51
Total:	**10,095**	**1,547,495,060**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
4.501 - 5.000	60	13,801,337	0.89
5.001 - 5.500	185	40,186,850	2.60
5.501 - 6.000	764	151,213,973	9.77
6.001 - 6.500	1,147	214,117,325	13.84
6.501 - 7.000	1,746	301,306,717	19.47
7.001 - 7.500	1,615	246,555,639	15.93
7.501 - 8.000	1,759	254,895,111	16.47
8.001 - 8.500	1,048	133,460,636	8.62
8.501 - 9.000	791	96,986,830	6.27
9.001 - 9.500	418	45,903,772	2.97
9.501 - 10.000	306	28,325,733	1.83
10.001 - 10.500	109	9,795,470	0.63
10.501 - 11.000	102	7,513,855	0.49
11.001 - 11.500	21	1,485,596	0.10
11.501 - 12.000	16	1,361,043	0.09
12.001 - 12.500	7	535,199	0.03
12.501 - 13.000	1	49,974	0.00
Total:	**10,095**	**1,547,495,060**	**100.00**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Less than or equal to 50.00	482	58,497,722	3.78
50.01 - 55.00	211	30,036,033	1.94
55.01 - 60.00	371	54,534,362	3.52
60.01 - 65.00	689	105,867,216	6.84
65.01 - 70.00	784	126,219,661	8.16
70.01 - 75.00	1,187	183,543,447	11.86
75.01 - 80.00	3,389	511,061,834	33.03
80.01 - 85.00	836	136,852,281	8.84
85.01 - 90.00	1,314	225,243,714	14.56
90.01 - 95.00	642	105,308,473	6.81
95.01 - 100.00	190	10,330,316	0.67
Total:	**10,095**	**1,547,495,060**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Not Available	83	9,068,638	0.59
451 - 500	25	3,490,143	0.23
501 - 550	2,177	321,009,670	20.74
551 - 600	2,537	388,416,492	25.10
601 - 650	3,302	514,183,405	33.23
651 - 700	1,255	193,711,636	12.52
701 - 750	498	83,463,802	5.39
751 - 800	213	33,435,812	2.16
Greater than or equal to 801	5	715,463	0.05
Total:	**10,095**	**1,547,495,060**	**100.00**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
AA+	758	110,419,479	7.14
AA	3,570	589,413,718	38.09
A	1,414	224,923,342	14.53
B	1,224	177,802,612	11.49
C	345	47,344,886	3.06
CC	249	33,860,626	2.19
NG	2,535	363,730,397	23.50
Total:	**10,095**	**1,547,495,060**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
California	1,228	259,554,786	16.77
New York	1,152	253,886,202	16.41
Massachusetts	736	153,560,544	9.92
Florida	810	95,547,362	6.17
Texas	802	86,961,888	5.62
Illinois	476	68,027,128	4.40
Virginia	300	45,022,132	2.91
Connecticut	281	41,032,397	2.65
Georgia	297	38,186,482	2.47
Michigan	324	37,033,889	2.39
Pennsylvania	327	36,726,452	2.37
Colorado	220	35,465,366	2.29
New Jersey	193	34,843,138	2.25
Maryland	202	33,696,501	2.18
Rhode Island	194	32,162,879	2.08
Maine	218	27,079,113	1.75
Ohio	289	26,461,942	1.71
North Carolina	260	25,470,892	1.65
Minnesota	150	22,816,574	1.47
Arizona	164	20,742,756	1.34
Wisconsin	175	20,594,467	1.33
New Hampshire	124	19,084,538	1.23
Nevada	105	16,472,227	1.06
Washington	100	15,872,575	1.03
Missouri	147	14,810,654	0.96
Indiana	146	14,379,204	0.93
Louisiana	81	9,006,178	0.58
Tennessee	81	7,679,584	0.50
Oregon	47	6,579,842	0.43
South Carolina	58	5,420,406	0.35
Vermont	39	5,385,902	0.35
Kansas	45	4,880,023	0.32
Alabama	46	4,288,027	0.28
Kentucky	52	3,960,043	0.26
Delaware	31	3,766,591	0.24
Utah	26	3,594,798	0.23
Iowa	39	3,495,056	0.23

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution of the Mortgage Loans (Continued)

State	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Alaska	13	2,762,448	0.18
Wyoming	27	2,429,364	0.16
Idaho	20	1,880,209	0.12
Nebraska	16	1,655,364	0.11
Oklahoma	15	1,275,262	0.08
Arkansas	12	1,033,831	0.07
Mississippi	12	940,223	0.06
Montana	7	813,384	0.05
Hawaii	3	635,418	0.04
South Dakota	4	468,771	0.03
West Virginia	1	52,245	0.00
Total:	**10,095**	**1,547,495,060**	**100.00**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Primary	9,172	1,425,362,180	92.11
Non-owner	822	106,924,936	6.91
Second Home	101	15,207,944	0.98
Total:	**10,095**	**1,547,495,060**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Documentation Type

Program	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Full Documentation	6,449	935,903,677	60.48
Stated Income Documentation	3,553	596,594,125	38.55
Lite Documentation	56	8,674,459	0.56
No Documentation	37	6,322,798	0.41
Total:	**10,095**	**1,547,495,060**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Refinance - Cashout	6,699	1,052,376,089	68.01
Purchase	2,787	399,693,809	25.83
Refinance - Rate Term	609	95,425,162	6.17
Total:	**10,095**	**1,547,495,060**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Single Family Detached	7,477	1,111,322,667	71.81
2-4 Unit Detached	989	197,139,496	12.74
PUD Detached	887	141,480,238	9.14
Low Rise Condo Attached	527	69,338,302	4.48
Manufactured Housing	139	14,821,369	0.96
2-4 Unit Attached	23	6,016,138	0.39
High Rise Condo Attached	29	3,546,533	0.23
Single Family Attached	16	2,496,747	0.16
PUD Attached	8	1,333,571	0.09
Total:	**10,095**	**1,547,495,060**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
August 2004	7	937,618	0.08
September 2004	1	155,863	0.01
September 2005	2	283,090	0.02
October 2005	13	1,865,838	0.16
November 2005	11	1,528,366	0.13
December 2005	103	19,676,620	1.70
January 2006	998	181,093,977	15.64
February 2006	3,893	603,726,695	52.15
March 2006	1,868	273,981,765	23.67
November 2006	3	550,749	0.05
December 2006	19	4,049,240	0.35
January 2007	93	16,001,547	1.38
February 2007	238	37,757,726	3.26
March 2007	102	14,693,310	1.27
January 2019	4	751,984	0.06
February 2019	5	323,670	0.03
March 2019	4	323,580	0.03
Total:	**7,364**	**1,157,701,638**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
1.501 - 2.000	1	219,891	0.02
2.501 - 3.000	20	4,049,481	0.35
3.001 - 3.500	116	24,212,987	2.09
3.501 - 4.000	410	75,707,188	6.54
4.001 - 4.500	906	167,263,879	14.45
4.501 - 5.000	1,188	200,954,130	17.36
5.001 - 5.500	1,406	225,061,572	19.44
5.501 - 6.000	1,171	173,251,413	14.97
6.001 - 6.500	807	116,356,675	10.05
6.501 - 7.000	612	81,663,539	7.05
7.001 - 7.500	303	39,050,429	3.37
7.501 - 8.000	291	36,509,040	3.15
8.001 - 8.500	66	7,259,882	0.63
8.501 - 9.000	42	4,034,908	0.35
9.001 - 9.500	13	1,099,684	0.09
9.501 - 10.000	9	583,874	0.05
10.001 - 10.500	3	423,066	0.04
Total:	**7,364**	**1,157,701,638**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
10.501 - 11.000	57	13,017,356	1.12
11.001 - 11.500	167	35,030,119	3.03
11.501 - 12.000	534	105,893,213	9.15
12.001 - 12.500	798	147,655,790	12.75
12.501 - 13.000	1,255	218,590,937	18.88
13.001 - 13.500	1,176	182,305,781	15.75
13.501 - 14.000	1,299	191,797,239	16.57
14.001 - 14.500	791	106,413,365	9.19
14.501 - 15.000	623	80,648,285	6.97
15.001 - 15.500	317	39,800,376	3.44
15.501 - 16.000	181	20,822,907	1.80
16.001 - 16.500	79	8,134,789	0.70
16.501 - 17.000	55	4,903,181	0.42
17.001 - 17.500	10	977,023	0.08
17.501 - 18.000	15	1,176,079	0.10
18.001 - 18.500	7	535,199	0.05
Total:	**7,364**	**1,157,701,638**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
4.001 - 4.500	1	220,702	0.02
4.501 - 5.000	61	14,240,663	1.23
5.001 - 5.500	174	37,080,892	3.20
5.501 - 6.000	537	106,673,343	9.21
6.001 - 6.500	797	146,984,012	12.70
6.501 - 7.000	1,263	219,630,255	18.97
7.001 - 7.500	1,183	183,473,879	15.85
7.501 - 8.000	1,298	191,364,755	16.53
8.001 - 8.500	787	105,402,789	9.10
8.501 - 9.000	613	78,943,958	6.82
9.001 - 9.500	310	38,347,355	3.31
9.501 - 10.000	177	20,063,097	1.73
10.001 - 10.500	77	7,753,389	0.67
10.501 - 11.000	55	4,964,098	0.43
11.001 - 11.500	10	977,023	0.08
11.501 - 12.000	14	1,046,229	0.09
12.001 - 12.500	7	535,199	0.05
Total:	**7,364**	**1,157,701,638**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
1.000	12	1,855,956	0.16
2.000	12	3,687,809	0.32
3.000	7,336	1,151,110,775	99.43
4.000	3	777,594	0.07
5.000	1	269,503	0.02
Total:	**7,364**	**1,157,701,638**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
1.000	7,321	1,150,109,875	99.34
1.500	43	7,591,763	0.66
Total:	**7,364**	**1,157,701,638**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
5.000	10	1,759,668	0.15
6.000	7,270	1,138,931,170	98.38
7.000	84	17,010,799	1.47
Total:	**7,364**	**1,157,701,638**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
0	3,111	458,263,914	29.61
12	677	137,041,459	8.86
24	4,637	709,756,474	45.86
30	17	3,337,708	0.22
36	1,653	239,095,505	15.45
Total:	**10,095**	**1,547,495,060**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY - GROUP I POOL

Number of Mortgage Loans:	9,101	Index Type:	
Aggregate Principal Balance:	$1,325,807,653	6 Month LIBOR:	74.53%
Conforming Principal Balance Loans:	$1,325,807,653	1 Year Treasury	0.09%
Average Principal Balance:	$145,677	Fixed Rate:	25.38%
Range:	$14,861 - $543,773	W.A. Initial Periodic Cap:	2.997%
W.A. Coupon:	7.285%	W.A. Subsequent Periodic Cap:	1.003%
Range:	4.650% - 12.600%	W.A. Lifetime Rate Cap:	6.011%
W.A. Gross Margin:	5.368%	Property Type:	
Range:	2.000% - 8.000%	Single Family:	70.78%
W.A. Remaining Term (months):	354	2-4 Family:	14.35%
Range:	117 – 360 months	PUD:	8.99%
W.A. Seasoning: (months)	2	Condo:	4.90%
Latest Maturity Date:	March 15, 2034	Manufactured Housing	0.98%
State Concentration (Top 5):		Occupancy Status:	
New York:	15.68%	Primary:	91.82%
California:	15.31%	Non-owner:	7.26%
Massachusetts:	10.18%	Second Home:	0.92%
Florida:	6.46%	Documentation Status:	
Texas:	5.92%	Full:	61.44%
W.A. Combined Original LTV:	77.06%	Stated:	37.70%
Range:	11.90% - 100.00%	Lite:	0.46%
First Liens:	99.36%	No Documentation:	0.39%
Non-Balloon Loans:	100.00%	W.A. Prepayment Penalty – Term (months):	25
Non Zero W.A. FICO Score:	605	Loans with Prepay Penalties:	70.41%

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Fixed-Rate	2,484	336,490,523	25.38
ARM	6,617	989,317,130	74.62
Total:	**9,101**	**1,325,807,653**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Less than or equal to 50,000.00	254	$9,698,532	0.73
50,000.01 - 75,000.00	1,334	84,412,444	6.36
75,000.01 - 100,000.00	1,368	120,637,724	9.08
100,000.01 - 125,000.00	1,335	149,937,409	11.29
125,000.01 - 150,000.00	1,198	165,055,989	12.43
150,000.01 - 175,000.00	888	144,042,847	10.84
175,000.01 - 200,000.00	760	142,991,589	10.77
200,000.01 - 225,000.00	589	125,476,445	9.45
225,000.01 - 250,000.00	427	101,551,511	7.65
250,000.01 - 275,000.00	307	80,499,529	6.06
275,000.01 - 300,000.00	271	78,044,604	5.88
300,000.01 - 325,000.00	190	59,410,513	4.47
325,000.01 - 350,000.00	83	27,744,602	2.09
350,000.01 - 375,000.00	32	11,615,977	0.87
375,000.01 - 400,000.00	29	11,212,150	0.84
400,000.01 - 425,000.00	21	8,649,908	0.65
425,000.01 - 450,000.00	4	1,762,250	0.13
450,000.01 - 475,000.00	2	909,750	0.07
475,000.01 - 500,000.00	7	3,478,750	0.26
Greater than or equal to 500,000.01	2	1,084,800	0.08
Total:	**9,101**	**$1,328,217,323**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Less than or equal to 50,000.00	262	10,064,316	0.76
50,000.01 - 75,000.00	1,330	84,164,233	6.35
75,000.01 - 100,000.00	1,369	120,640,821	9.10
100,000.01 - 125,000.00	1,333	149,542,245	11.28
125,000.01 - 150,000.00	1,199	164,988,876	12.44
150,000.01 - 175,000.00	891	144,425,797	10.89
175,000.01 - 200,000.00	755	141,918,268	10.70
200,000.01 - 225,000.00	591	125,741,477	9.48
225,000.01 - 250,000.00	424	100,702,754	7.60
250,000.01 - 275,000.00	311	81,452,385	6.14
275,000.01 - 300,000.00	267	76,822,439	5.79
300,000.01 - 325,000.00	189	59,001,751	4.45
325,000.01 - 350,000.00	83	27,696,885	2.09
350,000.01 - 375,000.00	33	11,968,513	0.90
375,000.01 - 400,000.00	28	10,818,540	0.82
400,000.01 - 425,000.00	21	8,634,652	0.65
425,000.01 - 450,000.00	4	1,759,342	0.13
450,000.01 - 475,000.00	2	908,530	0.07
475,000.01 - 500,000.00	7	3,472,925	0.26
Greater than or equal to 500,000.01	2	1,082,903	0.08
Total:	**9,101**	**1,325,807,653**	**100.00**

Remaining Term

Months Remaining	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
61 - 120	11	768,595	0.06
121 - 180	216	21,452,712	1.62
181 - 240	133	13,437,436	1.01
301 - 360	8,741	1,290,148,910	97.31
Total:	**9,101**	**1,325,807,653**	**100.00**

Original Term

Original Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
120	11	768,595	0.06
180	216	21,452,712	1.62
240	133	13,437,436	1.01
360	8,741	1,290,148,910	97.31
Total:	**9,101**	**1,325,807,653**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
4.501 - 5.000	53	11,143,293	0.84
5.001 - 5.500	153	27,944,602	2.11
5.501 - 6.000	673	121,922,684	9.20
6.001 - 6.500	1,030	176,402,940	13.31
6.501 - 7.000	1,595	258,052,052	19.46
7.001 - 7.500	1,503	219,051,293	16.52
7.501 - 8.000	1,611	226,461,048	17.08
8.001 - 8.500	973	120,900,928	9.12
8.501 - 9.000	714	87,361,314	6.59
9.001 - 9.500	367	40,220,846	3.03
9.501 - 10.000	260	23,292,405	1.76
10.001 - 10.500	73	6,228,334	0.47
10.501 - 11.000	73	5,278,748	0.40
11.001 - 11.500	13	713,670	0.05
11.501 - 12.000	7	625,592	0.05
12.001 - 12.500	2	157,931	0.01
12.501 - 13.000	1	49,974	0.00
Total:	**9,101**	**1,325,807,653**	**100.00**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Less than or equal to 50.00	444	53,038,901	4.00
50.01 - 55.00	190	26,049,780	1.96
55.01 - 60.00	335	47,754,565	3.60
60.01 - 65.00	597	91,090,331	6.87
65.01 - 70.00	691	104,969,521	7.92
70.01 - 75.00	1,052	154,584,920	11.66
75.01 - 80.00	3,094	443,467,840	33.45
80.01 - 85.00	737	111,564,674	8.41
85.01 - 90.00	1,190	192,614,613	14.53
90.01 - 95.00	590	91,047,210	6.87
95.01 - 100.00	181	9,625,300	0.73
Total:	**9,101**	**1,325,807,653**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Not Available	69	8,172,105	0.62
451 - 500	23	2,977,334	0.22
501 - 550	1,917	281,802,126	21.26
551 - 600	2,278	331,593,997	25.01
601 - 650	3,020	436,572,866	32.93
651 - 700	1,145	167,306,729	12.62
701 - 750	454	69,379,660	5.23
751 - 800	190	27,287,373	2.06
Greater than or equal to 801	5	715,463	0.05
Total:	**9,101**	**1,325,807,653**	**100.00**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
AA+	707	98,485,934	7.43
AA	3,242	498,907,879	37.63
A	1,264	184,346,608	13.90
B	1,095	158,405,831	11.95
C	280	40,799,020	3.08
CC	173	26,121,673	1.97
NG	2,340	318,740,708	24.04
Total:	**9,101**	**1,325,807,653**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
New York	1,033	207,826,326	15.68
California	1,083	202,973,751	15.31
Massachusetts	690	135,028,273	10.18
Florida	725	85,682,147	6.46
Texas	765	78,454,361	5.92
Illinois	444	60,713,886	4.58
Virginia	254	37,026,914	2.79
Connecticut	268	37,015,380	2.79
Georgia	274	33,606,584	2.53
Michigan	281	32,315,110	2.44
Colorado	208	32,074,893	2.42
Pennsylvania	277	31,175,248	2.35
New Jersey	180	29,399,880	2.22
Rhode Island	183	29,234,629	2.21
Maryland	181	28,341,319	2.14
North Carolina	246	23,740,159	1.79
Maine	178	22,793,385	1.72
Ohio	229	22,102,633	1.67
Minnesota	145	21,512,469	1.62
Wisconsin	165	19,589,325	1.48
Arizona	153	18,805,058	1.42
New Hampshire	118	18,195,285	1.37
Nevada	100	15,323,766	1.16
Washington	92	14,218,377	1.07
Missouri	136	13,251,455	1.00
Indiana	116	12,336,279	0.93
Louisiana	69	7,120,658	0.54
Oregon	44	6,314,506	0.48
Tennessee	63	6,310,470	0.48
Vermont	35	4,764,294	0.36
South Carolina	48	4,751,910	0.36
Kansas	36	4,114,887	0.31
Alabama	37	3,642,083	0.27
Delaware	28	3,421,354	0.26
Utah	25	3,284,558	0.25
Iowa	35	3,136,883	0.24
Kentucky	37	3,068,317	0.23

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution of the Mortgage Loans (Continued)

State	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Alaska	12	2,684,844	0.20
Wyoming	27	2,429,364	0.18
Idaho	20	1,880,209	0.14
Nebraska	15	1,577,143	0.12
Oklahoma	13	1,121,839	0.08
Arkansas	11	982,856	0.07
Montana	6	705,453	0.05
Mississippi	9	661,146	0.05
Hawaii	3	635,418	0.05
South Dakota	3	410,324	0.03
West Virginia	1	52,245	0.00
Total:	**9,101**	**1,325,807,653**	**100.00**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Primary	8,281	1,217,316,340	91.82
Non-owner	727	96,300,977	7.26
Second Home	93	12,190,336	0.92
Total:	**9,101**	**1,325,807,653**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Documentation Type

Program	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Full Documentation	5,840	814,622,402	61.44
Stated Income Documentation	3,185	499,876,104	37.70
Lite Documentation	42	6,087,349	0.46
No Documentation	34	5,221,798	0.39
Total:	**9,101**	**1,325,807,653**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Refinance - Cashout	5,992	899,391,223	67.84
Purchase	2,576	347,417,027	26.20
Refinance - Rate Term	533	78,999,403	5.96
Total:	**9,101**	**1,325,807,653**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Single Family Detached	6,694	936,329,175	70.62
2-4 Unit Detached	929	185,713,277	14.01
PUD Detached	807	118,257,338	8.92
Low Rise Condo Attached	489	61,817,432	4.66
Manufactured Housing	113	13,009,664	0.98
2-4 Unit Attached	20	4,580,168	0.35
High Rise Condo Attached	28	3,147,572	0.24
Single Family Attached	14	2,012,529	0.15
PUD Attached	7	940,499	0.07
Total:	**9,101**	**1,325,807,653**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
August 2004	6	572,475	0.06
September 2004	1	155,863	0.02
September 2005	2	283,090	0.03
October 2005	12	1,735,887	0.18
November 2005	11	1,528,366	0.15
December 2005	92	16,110,835	1.63
January 2006	891	148,552,504	15.02
February 2006	3,526	524,518,817	53.02
March 2006	1,672	237,976,268	24.05
November 2006	3	550,749	0.06
December 2006	14	2,730,671	0.28
January 2007	77	11,547,114	1.17
February 2007	210	30,077,192	3.04
March 2007	91	11,837,091	1.20
January 2019	3	668,948	0.07
February 2019	2	147,680	0.01
March 2019	4	323,580	0.03
Total:	**6,617**	**989,317,130**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
1.501 - 2.000	1	219,891	0.02
2.501 - 3.000	16	3,073,955	0.31
3.001 - 3.500	106	19,985,987	2.02
3.501 - 4.000	369	62,170,936	6.28
4.001 - 4.500	809	136,869,088	13.83
4.501 - 5.000	1,083	170,173,619	17.20
5.001 - 5.500	1,294	196,902,823	19.90
5.501 - 6.000	1,066	151,070,780	15.27
6.001 - 6.500	744	104,135,191	10.53
6.501 - 7.000	575	74,985,869	7.58
7.001 - 7.500	283	35,517,958	3.59
7.501 - 8.000	271	34,211,035	3.46
Total:	**6,617**	**989,317,130**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
10.501 - 11.000	51	10,790,519	1.09
11.001 - 11.500	141	25,471,731	2.57
11.501 - 12.000	472	85,863,895	8.68
12.001 - 12.500	719	122,137,535	12.35
12.501 - 13.000	1,146	186,981,835	18.90
13.001 - 13.500	1,098	161,713,007	16.35
13.501 - 14.000	1,191	170,099,038	17.19
14.001 - 14.500	731	94,433,516	9.55
14.501 - 15.000	562	71,942,177	7.27
15.001 - 15.500	278	35,295,747	3.57
15.501 - 16.000	145	16,529,265	1.67
16.001 - 16.500	44	4,361,950	0.44
16.501 - 17.000	28	2,833,301	0.29
17.001 - 17.500	3	265,056	0.03
17.501 - 18.000	6	440,629	0.04
18.001 - 18.500	2	157,931	0.02
Total:	**6,617**	**989,317,130**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
4.001 - 4.500	1	220,702	0.02
4.501 - 5.000	54	11,598,611	1.17
5.001 - 5.500	147	27,187,613	2.75
5.501 - 6.000	474	86,281,003	8.72
6.001 - 6.500	718	121,401,472	12.27
6.501 - 7.000	1,154	187,850,952	18.99
7.001 - 7.500	1,105	162,560,390	16.43
7.501 - 8.000	1,190	169,853,769	17.17
8.001 - 8.500	729	94,558,046	9.56
8.501 - 9.000	552	70,453,909	7.12
9.001 - 9.500	269	33,461,326	3.38
9.501 - 10.000	141	15,830,472	1.60
10.001 - 10.500	44	4,361,950	0.44
10.501 - 11.000	29	2,963,151	0.30
11.001 - 11.500	3	265,056	0.03
11.501 - 12.000	5	310,778	0.03
12.001 - 12.500	2	157,931	0.02
Total:	**6,617**	**989,317,130**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
1.000	10	1,144,804	0.12
2.000	8	1,752,948	0.18
3.000	6,595	985,372,281	99.60
4.000	3	777,594	0.08
5.000	1	269,503	0.03
Total:	**6,617**	**989,317,130**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
1.000	6,580	983,565,857	99.42
1.500	37	5,751,273	0.58
Total:	**6,617**	**989,317,130**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
5.000	9	1,346,825	0.14
6.000	6,537	975,479,280	98.60
7.000	71	12,491,026	1.26
Total:	**6,617**	**989,317,130**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
0	2,835	392,249,435	29.59
12	622	116,246,150	8.77
24	4,161	612,724,587	46.22
30	16	2,955,384	0.22
36	1,467	201,632,097	15.21
Total:	**9,101**	**1,325,807,653**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY - GROUP II POOL

Number of Mortgage Loans:	994	Index Type:	
Aggregate Principal Balance:	$221,687,406	6 Month LIBOR:	75.84%
Conforming Principal Balance Loans:	$51,027,773	1 Year Treasury	0.12%
Average Principal Balance:	$223,026	Fixed Rate:	24.04%
Range:	$49,392 - $698,518	W.A. Initial Periodic Cap:	2.980%
W.A. Coupon:	7.122%	W.A. Subsequent Periodic Cap:	1.005%
Range:	4.990% - 12.400%	W.A. Lifetime Rate Cap:	6.024%
W.A. Gross Margin:	5.361%	Property Type:	
Range:	2.650% - 10.400%	Single Family:	79.16%
W.A. Remaining Term (months):	356	PUD:	10.65%
Range:	176 – 359 months	2-4 Family:	5.80%
W.A. Seasoning: (months)	2	Condo:	3.57%
Latest Maturity Date:	March 1, 2034	Manufactured Housing	0.82%
State Concentration (Top 5):		Occupancy Status:	
California:	25.52%	Primary:	93.85%
New York:	20.78%	Non-owner:	4.79%
Massachusetts:	8.36%	Second Home:	1.36%
Florida:	4.45%	Documentation Status:	
Texas:	3.84%	Full:	54.71%
W.A. Combined Original LTV:	77.60%	Stated:	43.63%
Range:	20.00% - 100.00%	Lite:	1.17%
First Liens:	99.57%	No Documentation:	0.50%
Non-Balloon Loans:	99.96%	W.A. Prepayment Penalty – Term (months):	25
Non Zero W.A. FICO Score:	610	Loans with Prepay Penalties:	70.22%

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Fixed-Rate	247	53,302,899	24.04
ARM	747	168,384,507	75.96
Total:	**994**	**221,687,406**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Less than or equal to 50,000.00	28	$1,400,000	0.63
50,000.01 - 75,000.00	280	17,186,360	7.74
75,000.01 - 100,000.00	131	11,341,157	5.11
100,000.01 - 125,000.00	70	7,789,410	3.51
125,000.01 - 150,000.00	46	6,323,338	2.85
150,000.01 - 175,000.00	17	2,782,900	1.25
175,000.01 - 200,000.00	5	922,300	0.42
200,000.01 - 225,000.00	4	841,950	0.38
225,000.01 - 250,000.00	5	1,192,650	0.54
250,000.01 - 275,000.00	2	521,800	0.23
275,000.01 - 300,000.00	2	578,000	0.26
300,000.01 - 325,000.00	2	634,400	0.29
325,000.01 - 350,000.00	63	21,503,225	9.68
350,000.01 - 375,000.00	83	30,121,145	13.56
375,000.01 - 400,000.00	66	25,719,450	11.58
400,000.01 - 425,000.00	35	14,455,060	6.51
425,000.01 - 450,000.00	32	14,069,675	6.34
450,000.01 - 475,000.00	21	9,779,505	4.40
475,000.01 - 500,000.00	43	21,141,834	9.52
Greater than or Equal to 500,000.01	59	33,765,631	15.20
Total:	**994**	**$222,069,790**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Less than or equal to 50,000.00	29	1,447,063	0.65
50,000.01 - 75,000.00	279	17,112,825	7.72
75,000.01 - 100,000.00	131	11,321,738	5.11
100,000.01 - 125,000.00	70	7,778,525	3.51
125,000.01 - 150,000.00	46	6,315,936	2.85
150,000.01 - 175,000.00	17	2,779,123	1.25
175,000.01 - 200,000.00	5	920,989	0.42
200,000.01 - 225,000.00	4	840,717	0.38
225,000.01 - 250,000.00	5	1,190,632	0.54
250,000.01 - 275,000.00	2	521,464	0.24
275,000.01 - 300,000.00	2	576,982	0.26
300,000.01 - 325,000.00	2	633,682	0.29
325,000.01 - 350,000.00	63	21,463,121	9.68
350,000.01 - 375,000.00	83	30,067,869	13.56
375,000.01 - 400,000.00	67	26,075,448	11.76
400,000.01 - 425,000.00	34	14,024,657	6.33
425,000.01 - 450,000.00	33	14,492,367	6.54
450,000.01 - 475,000.00	20	9,313,404	4.20
475,000.01 - 500,000.00	43	21,102,680	9.52
Greater than or equal to 500,000.01	59	33,708,186	15.21
Total:	**994**	**221,687,406**	**100.00**

Remaining Term

Months Remaining	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
121 - 180	19	1,631,576	0.74
181 - 240	7	1,181,344	0.53
301 - 360	968	218,874,486	98.73
Total:	**994**	**221,687,406**	**100.00**

Original Term

Original Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
180	19	1,631,576	0.74
240	7	1,181,344	0.53
360	968	218,874,486	98.73
Total:	**994**	**221,687,406**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
4.501 - 5.000	7	2,658,044	1.20
5.001 - 5.500	32	12,242,248	5.52
5.501 - 6.000	91	29,291,289	13.21
6.001 - 6.500	117	37,714,384	17.01
6.501 - 7.000	151	43,254,665	19.51
7.001 - 7.500	112	27,504,346	12.41
7.501 - 8.000	148	28,434,064	12.83
8.001 - 8.500	75	12,559,708	5.67
8.501 - 9.000	77	9,625,517	4.34
9.001 - 9.500	51	5,682,926	2.56
9.501 - 10.000	46	5,033,328	2.27
10.001 - 10.500	36	3,567,136	1.61
10.501 - 11.000	29	2,235,107	1.01
11.001 - 11.500	8	771,925	0.35
11.501 - 12.000	9	735,451	0.33
12.001 - 12.500	5	377,268	0.17
Total:	**994**	**221,687,406**	**100.00**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Less than or equal to 50.00	38	5,458,822	2.46
50.01 - 55.00	21	3,986,253	1.80
55.01 - 60.00	36	6,779,798	3.06
60.01 - 65.00	92	14,776,885	6.67
65.01 - 70.00	93	21,250,140	9.59
70.01 - 75.00	135	28,958,528	13.06
75.01 - 80.00	295	67,593,994	30.49
80.01 - 85.00	99	25,287,607	11.41
85.01 - 90.00	124	32,629,102	14.72
90.01 - 95.00	52	14,261,263	6.43
95.01 - 100.00	9	705,016	0.32
Total:	**994**	**221,687,406**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Not Available	14	896,533	0.40
451 - 500	2	512,809	0.23
501 - 550	260	39,207,544	17.69
551 - 600	259	56,822,495	25.63
601 - 650	282	77,610,539	35.01
651 - 700	110	26,404,907	11.91
701 - 750	44	14,084,142	6.35
751 - 800	23	6,148,439	2.77
Total:	**994**	**221,687,406**	**100.00**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
AA+	51	11,933,545	5.38
AA	328	90,505,839	40.83
A	150	40,576,734	18.30
B	129	19,396,781	8.75
C	65	6,545,866	2.95
CC	76	7,738,953	3.49
NG	195	44,989,689	20.29
Total:	**994**	**221,687,406**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
California	145	56,581,035	25.52
New York	119	46,059,877	20.78
Massachusetts	46	18,532,272	8.36
Florida	85	9,865,215	4.45
Texas	37	8,507,527	3.84
Virginia	46	7,995,218	3.61
Illinois	32	7,313,242	3.30
Pennsylvania	50	5,551,204	2.50
New Jersey	13	5,443,258	2.46
Maryland	21	5,355,181	2.42
Michigan	43	4,718,779	2.13
Georgia	23	4,579,899	2.07
Ohio	60	4,359,309	1.97
Maine	40	4,285,727	1.93
Connecticut	13	4,017,016	1.81
Colorado	12	3,390,473	1.53
Rhode Island	11	2,928,251	1.32
Indiana	30	2,042,925	0.92
Arizona	11	1,937,698	0.87
Louisiana	12	1,885,520	0.85
North Carolina	14	1,730,734	0.78
Washington	8	1,654,198	0.75
Missouri	11	1,559,199	0.70
Tennessee	18	1,369,114	0.62
Minnesota	5	1,304,106	0.59
Nevada	5	1,148,461	0.52
Wisconsin	10	1,005,142	0.45
Kentucky	15	891,727	0.40
New Hampshire	6	889,253	0.40
Kansas	9	765,136	0.35
South Carolina	10	668,495	0.30
Alabama	9	645,944	0.29
Vermont	4	621,608	0.28
Iowa	4	358,173	0.16
Delaware	3	345,236	0.16
Utah	1	310,240	0.14
Mississippi	3	279,078	0.13
Oregon	3	265,336	0.12
Oklahoma	2	153,423	0.07
Montana	1	107,931	0.05
Nebraska	1	78,221	0.04
Alaska	1	77,604	0.04
South Dakota	1	58,447	0.03
Arkansas	1	50,975	0.02
Total:	**994**	**221,687,406**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Primary	891	208,045,840	93.85
Non-owner	95	10,623,959	4.79
Second Home	8	3,017,608	1.36
Total:	**994**	**221,687,406**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Full Documentation	609	121,281,275	54.71
Stated Income Documentation	368	96,718,021	43.63
Lite Documentation	14	2,587,110	1.17
No Documentation	3	1,101,001	0.50
Total:	**994**	**221,687,406**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Refinance - Cashout	707	152,984,866	69.01
Purchase	211	52,276,781	23.58
Refinance - Rate Term	76	16,425,759	7.41
Total:	**994**	**221,687,406**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Single Family Detached	783	174,993,492	78.94
PUD Detached	80	23,222,900	10.48
2-4 Unit Detached	60	11,426,219	5.15
Low Rise Condo Attached	38	7,520,870	3.39
Manufactured Housing	26	1,811,705	0.82
2-4 Unit Attached	3	1,435,970	0.65
Single Family Attached	2	484,218	0.22
High Rise Condo Attached	1	398,961	0.18
PUD Attached	1	393,072	0.18
Total:	**994**	**221,687,406**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
August 2004	1	365,143	0.22
October 2005	1	129,951	0.08
December 2005	11	3,565,785	2.12
January 2006	107	32,541,473	19.33
February 2006	367	79,207,877	47.04
March 2006	196	36,005,497	21.38
December 2006	5	1,318,569	0.78
January 2007	16	4,454,432	2.65
February 2007	28	7,680,534	4.56
March 2007	11	2,856,219	1.70
January 2019	1	83,036	0.05
February 2019	3	175,990	0.10
Total:	**747**	**168,384,507**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
2.501 - 3.000	4	975,526	0.58
3.001 - 3.500	10	4,227,001	2.51
3.501 - 4.000	41	13,536,252	8.04
4.001 - 4.500	97	30,394,791	18.05
4.501 - 5.000	105	30,780,511	18.28
5.001 - 5.500	112	28,158,749	16.72
5.501 - 6.000	105	22,180,633	13.17
6.001 - 6.500	63	12,221,484	7.26
6.501 - 7.000	37	6,677,670	3.97
7.001 - 7.500	20	3,532,471	2.10
7.501 - 8.000	20	2,298,005	1.36
8.001 - 8.500	66	7,259,882	4.31
8.501 - 9.000	42	4,034,908	2.40
9.001 - 9.500	13	1,099,684	0.65
9.501 - 10.000	9	583,874	0.35
10.001 - 10.500	3	423,066	0.25
Total:	**747**	**168,384,507**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
10.501 - 11.000	6	2,226,837	1.32
11.001 - 11.500	26	9,558,388	5.68
11.501 - 12.000	62	20,029,318	11.89
12.001 - 12.500	79	25,518,256	15.15
12.501 - 13.000	109	31,609,102	18.77
13.001 - 13.500	78	20,592,775	12.23
13.501 - 14.000	108	21,698,201	12.89
14.001 - 14.500	60	11,979,849	7.11
14.501 - 15.000	61	8,706,107	5.17
15.001 - 15.500	39	4,504,629	2.68
15.501 - 16.000	36	4,293,642	2.55
16.001 - 16.500	35	3,772,839	2.24
16.501 - 17.000	27	2,069,880	1.23
17.001 - 17.500	7	711,966	0.42
17.501 - 18.000	9	735,451	0.44
18.001 - 18.500	5	377,268	0.22
Total:	**747**	**168,384,507**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
4.501 - 5.000	7	2,642,053	1.57
5.001 - 5.500	27	9,893,280	5.88
5.501 - 6.000	63	20,392,341	12.11
6.001 - 6.500	79	25,582,540	15.19
6.501 - 7.000	109	31,779,304	18.87
7.001 - 7.500	78	20,913,489	12.42
7.501 - 8.000	108	21,510,986	12.77
8.001 - 8.500	58	10,844,743	6.44
8.501 - 9.000	61	8,490,049	5.04
9.001 - 9.500	41	4,886,029	2.90
9.501 - 10.000	36	4,232,624	2.51
10.001 - 10.500	33	3,391,439	2.01
10.501 - 11.000	26	2,000,947	1.19
11.001 - 11.500	7	711,966	0.42
11.501 - 12.000	9	735,451	0.44
12.001 - 12.500	5	377,268	0.22
Total:	**747**	**168,384,507**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
1.000	2	711,152	0.42
2.000	4	1,934,861	1.15
3.000	741	165,738,494	98.43
Total:	**747**	**168,384,507**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
1.000	741	166,544,018	98.91
1.500	6	1,840,489	1.09
Total:	**747**	**168,384,507**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
5.000	1	412,843	0.25
6.000	733	163,451,891	97.07
7.000	13	4,519,773	2.68
Total:	**747**	**168,384,507**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
0	276	66,014,479	29.78
12	55	20,795,309	9.38
24	476	97,031,888	43.77
30	1	382,324	0.17
36	186	37,463,407	16.90
Total:	**994**	**221,687,406**	**100.00**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

ABS Banking

Nita Cherry	212-250-7773
Pete Cerwin	212-250-7667
Ted Hsueh	212-250-6997
Ryan Stark	212-250-8473
Doug Nicholson	212-250-0865
Renee McGrail	212-250-3097

Whole Loan Trading

Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786

ABS Structuring

Bill Yeung	212-250-6893
David Haynie	212-250-4519
Steve Lumer	212-250-0115
Declan Brady	212-250-5158

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Depositor's Private Placement Memorandum, (the "PPM") for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the final PPM and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the PPM relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.


Deutsche Bank

Ace Securities Corp. (Depositor)
Option One Mortgage Corporation (Originator / Servicer)
Wells Fargo Bank, National Association (Master Servicer)

Home Equity Loan Trust, Series 2004-OP1
Class B Certificates
$27,855,000 *(Approximate)*

Subject to 5% variance

April 7, 2004

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings M / S / F
B	27,885,000	Float	4.60	05/07 – 07/11	0	ACT/360	April 2034	Ba2 / BB+ / BB

Placement Agent: Deutsche Bank Securities Inc.
Offering: 144A / Reg. S outside the United States
Book-entry form through DTC/Euroclear/Clearstream, Luxembourg in Same Day Funds
Expected Closing Date: On or about April 20, 2004
First Payment Date: May 25, 2004
The Class B Certificates will not be ERISA eligible

Although the Class B Certificates will not be publicly offered, the term sheet relating to the publicly offered classes of certificates has been attached hereto as Appendix A because the certificate principal balances, structure, collateral, rights, risks and other characteristics of the publicly offered certificates affect the certificate principal balance, structure, collateral, rights, risks and other characteristics of the Class B Certificates.

Appendix A

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$1,532,021,000 *(Approximate)*

Home Equity Loan Trust

Series 2004-OP1

Ace Securities Corp
(Depositor)

Option One Mortgage Corporation
(Originator)

Deutsche Bank 

April 7, 2004

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED April 6, 2004

Ace Securities Corp.
Home Equity Loan Trust, Series 2004-OP1
$1,532,021,000 *(Approximate)*

Subject to 5% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings M / S / F
A-1	1,057,332,000	Float	2.41	05/04 – 07/11	0	ACT/360	April 2034	Aaa / AAA / AAA
A-2A	105,009,000	Float	1.00	05/04 – 05/06	0	ACT/360	April 2034	Aaa / AAA / AAA
A-2B	41,704,000	Float	3.00	05/06 - 12/08	0	ACT/360	April 2034	Aaa / AAA / AAA
A-2C	30,083,000	Float	6.45	01/09 – 07/11	0	ACT/360	April 2034	Aaa / AAA / AAA
M-1	103,682,000	Float	4.99	09/07 – 07/11	0	ACT/360	April 2034	Aa2 / AA+ / AA+
M-2	82,791,000	Float	4.92	07/07 – 07/11	0	ACT/360	April 2034	A2 / AA / AA-
M-3	22,439,000	Float	4.89	06/07 – 07/11	0	ACT/360	April 2034	A3 / A+ / A+
M-4	19,344,000	Float	4.89	06/07 – 07/11	0	ACT/360	April 2034	Baa1 / A / A-
M-5	21,665,000	Float	4.88	05/07 – 07/11	0	ACT/360	April 2034	Baa2 / A- / BBB+
M-6	20,117,000	Float	4.86	05/07 – 07/11	0	ACT/360	April 2034	Baa3 / BBB / BBB
B	27,855,000	Float				* Not Offered *		
Total	**$1,532,021,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates: The Class A-1, Class A-2A, Class A-2B and Class A-2C Certificates, (together, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (the "Mezzanine Certificates"), and the Class B Certificates (the "Subordinate Certificates"). The Class A-1 Certificates are backed by conforming balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2A, Class A-2B and Class A-2C Certificates (together, the "Class A-2 Certificates") are backed by fixed and adjustable-rate first lien and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates and the Subordinate Certificates are backed by all of the mortgage loans. The Class A Certificates and the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2A Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2B Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2C Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Subordinate Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate.

Transaction Overview

Collateral:	As of the Cut-off Date, the Mortgage Loans will consist of approximately 10,095 adjustable-rate and fixed-rate, first lien and second lien, closed-end mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,547,495,060 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 9,101 conforming principal balance fixed and adjustable-rate Mortgage Loans totaling $1,325,807,653 and the Group II Mortgage Loans will represent approximately 994 conforming and non-conforming principal balance fixed and adjustable-rate Mortgage Loans totaling $221,687,406.
Class A Certificates:	Class A-1, Class A-2A, Class A-2B and Class A-2C Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates
Class B Certificates:	Class B Certificates
Depositor:	Ace Securities Corp. ("Ace")
Originator:	Option One Mortgage Corporation
Master Servicer:	Wells Fargo Bank, National Association
Servicer:	Option One Mortgage Corporation
Trustee:	HSBC Bank USA
Custodian:	Wells Fargo Bank, National Association
Credit Risk Manager:	The Murrayhill Company
Underwriter:	Deutsche Bank Securities Inc.
Cut-off Date:	April 1, 2004
Expected Pricing:	Week of April 12, 2004
Expected Closing Date:	On or about April 20, 2004
Record Date:	The Record Date for the Offered Certificates will be the business day immediately preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in May 2004.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls and ending on the Determination Date of the calendar month in which such Distribution Date falls.
Interest Accrual Period:	Interest will initially accrue on the Offered Certificates and the Subordinate Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Offered Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls and shortfalls resulting from the application of the Servicemembers Civil Relief Act.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicer and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. The per annum rate at which these fees accrue ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.3175% for the Mortgage Loans as of the Cut-off Date. The fee paid to the Servicer will be 0.30% in months 1 thru 10, 0.40% in months 11 thru 30 and 0.65% thereafter.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Optional Termination:	On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Master Servicer will have the option to purchase from the trust all remaining Mortgage Loans causing an early retirement of the Certificates.
Monthly Servicer Advances:	The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicer and the Master Servicer are entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Transaction Overview (Cont.)

Credit Enhancement:
1) Excess Interest
2) Overcollateralization ("OC")
3) Subordination

Allocation of Losses:
Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B Certificates, fourth, to the Class M-6 Certificates, fifth, to the Class M-5 Certificates, sixth, to the Class M-4 Certificates, seventh, to the Class M-3 Certificates, eighth, to the Class M-2 Certificates and ninth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Allocations of Realized Losses to the Subordinate Certificates and Mezzanine Certificates will result in a reduction in the Certificate Principal Balances thereof by the amount of such Realized Loss until the Certificate Principal Balances thereof have been reduced to zero. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Subordinate Certificates and Mezzanine Certificates the principal amount of the reduction in the Certificate Principal Balance of the Subordinate Certificates and Mezzanine Certificates will no longer accrue interest and will not be reinstated thereafter. However, allocated Realized Losses may be paid to the holders of the Subordinate Certificates and Mezzanine Certificates from Net Monthly Excess Cashflow.

Required Overcollateralization Amount:
Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates (other than the Class CE Certificates). This excess (the "Overcollateralization Amount") is intended to protect the certificate holders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 1.00% of the original aggregate principal balance of the Mortgage Loans. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 2.00% of the ending aggregate principal balance of the Mortgage Loans, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.

Overcollateralization Increase Amount:
An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount:
An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date:
Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in May 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to 40.50%.

Transaction Overview (Cont.)

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period on each Distribution Date.

Class	Expected Ratings (M / S / F)	Initial CE %	CE % On/After Step Down Date
A-1	Aaa / AAA / AAA	20.25%	40.50%
A-2A	Aaa / AAA / AAA	20.25%	40.50%
A-2B	Aaa / AAA / AAA	20.25%	40.50%
A-2C	Aaa / AAA / AAA	20.25%	40.50%
M-1	Aa2 / AA+ / AA+	13.55%	27.10%
M-2	A2 / AA / AA-	8.20%	16.40%
M-3	A3 / A+ / A+	6.75%	13.50%
M-4	Baa1 / A / A-	5.50%	11.00%
M-5	Baa2 / A- / BBB+	4.10%	8.20%
M-6	Baa3 / BBB / BBB	2.80%	5.60%
B	Not Offered	1.00%	2.00%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates and the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The rate per annum (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Subordinate Certificate: The rate per annum (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any class of the Series 2004-OP1 Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such amount for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Group I Cap Agreement: On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Group I Cap Agreement will be based upon the provided schedule.

Group II Cap Agreement: On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Group II Cap Agreement will be based upon the provided schedule.

Available Distribution Amount: For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; and (iv) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover Amounts on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates.

Class A Principal Distribution Amount: Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain a 40.50% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage).

The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates together, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.

Any principal distributions allocated to the Group II Class A Certificates will be allocated sequentially, first to the Class A-2A Certificates, until their Certificate Principal Balance has been reduced to zero, second to the Class A-2B Certificates until their Certificate Principal Balance has been reduced to zero, and then to the Class A-2C Certificates until their Certificate Principal Balance has been reduced to zero.

Transaction Overview (Cont.)

Class M Principal Distribution Amount:

The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches a 27.10% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches a 16.40% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches a 13.50% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches a 11.00% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches a 8.20% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage) and sixth to the Class M-6 Certificates until it reaches a 5.60% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.

Class B Principal Distribution Amount:

The Subordinate Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Subordinate Certificates until it reaches a 2.00% Credit Enhancement Percentage (2x the Class B Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then to the Subordinate Certificates until the Certificate Principal Balance of such class has been reduced to zero.

Coupon Step-up:

On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B	1.5 x Margin

Trigger Event:

If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test:

The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [42.50]% of the credit enhancement percentage.

Cumulative Loss Test:

The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Transaction Overview (Cont.)

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
May 2007 to April 2008	[2.50%], plus 1/12th of [1.75%] for each month thereafter
May 2008 to April 2009	[4.25%], plus 1/12th of [1.25%] for each month thereafter
May 2009 to April 2010	[5.50%], plus 1/12th of [0.50%] for each month thereafter
May 2010 to April 2011	[6.00%], plus 1/12th of [0.25%] for each month thereafter
May 2011 and thereafter	[6.25%]

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates and the Subordinate Certificates.
2. To pay principal on the Class A Certificates in accordance with the principal payment provisions described under "Class A Principal Distribution Amount" above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described under "Class M Principal Distribution Amount" above.
4. To pay principal to the Subordinate Certificates in accordance with the principal payment provisions described under "Class B Principal Distribution Amount" above.
5. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
6. From excess interest, if any, to pay the accrued and unpaid interest on the Mezzanine Certificates and the Subordinate Certificates.
7. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates and the Subordinate Certificates.
8. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates in the same order of priority as described in 1 above.
9. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	18.04	4.53	2.41	1.78	1.16
	First Payment Date	May-04	May-04	May-04	May-04	May-04
	Last Payment Date	Nov-32	Aug-17	Jul-11	Dec-09	Mar-07
A-2A	Avg Life	12.94	1.83	1.00	0.79	0.61
	First Payment Date	May-04	May-04	May-04	May-04	May-04
	Last Payment Date	Apr-25	Mar-08	May-06	Dec-05	Jul-05
A-2B	Avg Life	23.87	5.95	3.00	2.15	1.61
	First Payment Date	Apr-25	Mar-08	May-06	Dec-05	Jul-05
	Last Payment Date	Dec-30	Feb-13	Dec-08	Jan-07	Apr-06
A-2C	Avg Life	28.07	11.92	6.45	4.65	2.45
	First Payment Date	Dec-30	Feb-13	Dec-08	Jan-07	Apr-06
	Last Payment Date	Nov-32	Aug-17	Jul-11	Dec-09	Mar-07
M-1	Avg Life	26.00	8.84	4.99	4.57	4.14
	First Payment Date	Oct-25	Jul-08	Sep-07	Jan-08	Mar-07
	Last Payment Date	Nov-32	Aug-17	Jul-11	Dec-09	Jun-08
M-2	Avg Life	26.00	8.84	4.92	4.25	3.99
	First Payment Date	Oct-25	Jul-08	Jul-07	Sep-07	Nov-07
	Last Payment Date	Nov-32	Aug-17	Jul-11	Dec-09	Jun-08
M-3	Avg Life	26.00	8.84	4.89	4.14	3.68
	First Payment Date	Oct-25	Jul-08	Jun-07	Aug-07	Sep-07
	Last Payment Date	Nov-32	Aug-17	Jul-11	Dec-09	Jun-08
M-4	Avg Life	26.00	8.84	4.89	4.11	3.59
	First Payment Date	Oct-25	Jul-08	Jun-07	Jul-07	Aug-07
	Last Payment Date	Nov-32	Aug-17	Jul-11	Dec-09	Jun-08
M-5	Avg Life	26.00	8.84	4.88	4.09	3.52
	First Payment Date	Oct-25	Jul-08	May-07	Jun-07	Jul-07
	Last Payment Date	Nov-32	Aug-17	Jul-11	Dec-09	Jun-08
M-6	Avg Life	26.00	8.84	4.86	4.06	3.46
	First Payment Date	Oct-25	Jul-08	May-07	Jun-07	May-07
	Last Payment Date	Nov-32	Aug-17	Jul-11	Dec-09	Jun-08
B	Avg Life	25.81	8.37	4.60	3.82	3.25
	First Payment Date	Oct-25	Jul-08	May-07	May-07	Apr-07
	Last Payment Date	Nov-32	Aug-17	Jul-11	Dec-09	Jun-08

Sensitivity Table
To Maturity

	Fixed>> Arm>>	0% PPC 0% CPR	55% PPC 15% CPR	100% PPC 28% CPR	125% PPC 35% CPR	160% PPC 45% CPR
A-1	Avg Life	18.09	4.86	2.62	1.95	1.16
	First Payment Date	May-04	May-04	May-04	May-04	May-04
	Last Payment Date	Jan-34	Apr-30	Aug-20	Mar-17	Mar-07
A-2A	Avg Life	12.94	1.83	1.00	0.79	0.61
	First Payment Date	May-04	May-04	May-04	May-04	May-04
	Last Payment Date	Apr-25	Mar-08	May-06	Dec-05	Jul-05
A-2B	Avg Life	23.87	5.95	3.00	2.15	1.61
	First Payment Date	Apr-25	Mar-08	May-06	Dec-05	Jul-05
	Last Payment Date	Dec-30	Feb-13	Dec-08	Jan-07	Apr-06
A-2C	Avg Life	28.35	13.88	7.70	5.62	2.45
	First Payment Date	Dec-30	Feb-13	Dec-08	Jan-07	Apr-06
	Last Payment Date	Feb-34	Apr-30	Aug-20	Mar-17	Mar-07
M-1	Avg Life	26.12	9.69	5.52	4.98	5.96
	First Payment Date	Oct-25	Jul-08	Sep-07	Jan-08	Mar-07
	Last Payment Date	Jan-34	May-27	Dec-17	Jan-15	Dec-13
M-2	Avg Life	26.11	9.61	5.40	4.62	4.30
	First Payment Date	Oct-25	Jul-08	Jul-07	Sep-07	Nov-07
	Last Payment Date	Nov-33	Oct-25	Sep-16	Jan-14	Jul-11
M-3	Avg Life	26.11	9.52	5.31	4.47	3.93
	First Payment Date	Oct-25	Jul-08	Jun-07	Aug-07	Sep-07
	Last Payment Date	Oct-33	Jul-23	Mar-15	Nov-12	Aug-10
M-4	Avg Life	26.10	9.45	5.25	4.40	3.81
	First Payment Date	Oct-25	Jul-08	Jun-07	Jul-07	Aug-07
	Last Payment Date	Sep-33	Aug-22	Aug-14	May-12	Apr-10
M-5	Avg Life	26.08	9.34	5.18	4.32	3.70
	First Payment Date	Oct-25	Jul-08	May-07	Jun-07	Jul-07
	Last Payment Date	Jul-33	Sep-21	Dec-13	Nov-11	Dec-09
M-6	Avg Life	26.05	9.13	5.03	4.19	3.56
	First Payment Date	Oct-25	Jul-08	May-07	Jun-07	May-07
	Last Payment Date	May-33	Mar-20	Feb-13	Feb-11	May-09
B	Avg Life	25.81	8.38	4.60	3.82	3.25
	First Payment Date	Oct-25	Jul-08	May-07	May-07	Apr-07
	Last Payment Date	Dec-32	Mar-18	Nov-11	Mar-10	Sep-08

Group I Cap Schedule

Group I Cap Schedule			
Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
6/25/2004	1,295,850,241	6.74	9.25
7/25/2004	1,266,146,724	6.97	9.25
8/25/2004	1,236,680,289	6.74	9.25
9/25/2004	1,207,436,960	6.74	9.25
10/25/2004	1,178,405,604	6.97	9.25
11/25/2004	1,149,577,921	6.74	9.25
12/25/2004	1,120,948,421	6.97	9.25
1/25/2005	1,092,514,385	6.74	9.25
2/25/2005	1,064,275,805	6.74	9.25
3/25/2005	1,036,235,308	7.36	9.25
4/25/2005	1,008,931,528	6.65	9.25
5/25/2005	982,346,844	6.87	9.25
6/25/2005	956,462,289	6.65	9.25
7/25/2005	931,259,396	6.87	9.25
8/25/2005	906,720,185	6.65	9.25
9/25/2005	882,827,154	6.65	9.25
10/25/2005	859,563,262	6.87	9.25
11/25/2005	836,911,919	6.65	9.25
12/25/2005	814,856,974	6.87	9.25
1/25/2006	793,382,827	6.65	9.25
2/25/2006	772,474,037	6.66	9.25
3/25/2006	752,116,680	9.25	9.25
4/25/2006	732,487,326	8.57	9.25
5/25/2006	713,370,044	8.86	9.25
6/25/2006	694,751,298	8.57	9.25
7/25/2006	676,618,095	8.85	9.25
8/25/2006	658,957,718	8.57	9.25
9/25/2006	641,758,027	9.20	9.25
10/25/2006	625,046,384	9.25	9.25
11/25/2006	608,769,538	8.95	9.25
12/25/2006	592,916,124	9.24	9.25
1/25/2007	577,475,126	8.94	9.25
2/25/2007	562,435,773	8.94	9.25

Group II Cap Schedule

Group II Cap Schedule			
Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
6/25/2004	216,618,949	6.58	9.25
7/25/2004	211,599,763	6.80	9.25
8/25/2004	206,626,921	6.58	9.25
9/25/2004	201,697,956	6.58	9.25
10/25/2004	196,810,852	6.80	9.25
11/25/2004	191,964,052	6.58	9.25
12/25/2004	187,156,449	6.80	9.25
1/25/2005	182,387,382	6.58	9.25
2/25/2005	177,656,759	6.58	9.25
3/25/2005	172,964,770	7.17	9.25
4/25/2005	168,394,030	6.48	9.25
5/25/2005	163,944,025	6.70	9.25
6/25/2005	159,611,563	6.48	9.25
7/25/2005	155,393,535	6.69	9.25
8/25/2005	151,286,913	6.48	9.25
9/25/2005	147,288,751	6.48	9.25
10/25/2005	143,396,182	6.69	9.25
11/25/2005	139,606,413	6.48	9.25
12/25/2005	135,916,726	6.69	9.25
1/25/2006	132,324,475	6.48	9.25
2/25/2006	128,827,084	6.51	9.25
3/25/2006	125,422,716	9.24	9.25
4/25/2006	122,138,992	8.35	9.25
5/25/2006	118,941,191	8.63	9.25
6/25/2006	115,827,059	8.35	9.25
7/25/2006	112,794,405	8.62	9.25
8/25/2006	109,841,092	8.35	9.25
9/25/2006	106,965,192	8.96	9.25
10/25/2006	104,170,907	9.25	9.25
11/25/2006	101,449,564	8.71	9.25
12/25/2006	98,799,258	9.00	9.25
1/25/2007	96,218,129	8.71	9.25
2/25/2007	93,704,449	8.72	9.25

Class A-1 Effective Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	5/25/2004	--
2	6/25/2004	9.25
3	7/25/2004	9.25
4	8/25/2004	9.25
5	9/25/2004	9.25
6	10/25/2004	9.25
7	11/25/2004	9.25
8	12/25/2004	9.25
9	1/25/2005	9.25
10	2/25/2005	9.25
11	3/25/2005	9.25
12	4/25/2005	9.25
13	5/25/2005	9.25
14	6/25/2005	9.25
15	7/25/2005	9.25
16	8/25/2005	9.25
17	9/25/2005	9.25
18	10/25/2005	9.25
19	11/25/2005	9.25
20	12/25/2005	9.25
21	1/25/2006	9.25
22	2/25/2006	9.25
23	3/25/2006	9.49
24	4/25/2006	9.25
25	5/25/2006	9.25
26	6/25/2006	9.25
27	7/25/2006	9.25
28	8/25/2006	9.25
29	9/25/2006	9.25
30	10/25/2006	9.50
31	11/25/2006	9.25
32	12/25/2006	9.25
33	1/25/2007	9.25
34	2/25/2007	9.25
35	3/25/2007	10.61
36	4/25/2007	9.63
37	5/25/2007	9.94
38	6/25/2007	9.62
39	7/25/2007	9.93
40	8/25/2007	9.67
41	9/25/2007	10.29
42	10/25/2007	10.65
43	11/25/2007	10.30
44	12/25/2007	10.63
45	1/25/2008	10.29
46	2/25/2008	10.30

Class A-1 Effective Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
47	3/25/2008	11.01
48	4/25/2008	10.31
49	5/25/2008	10.65
50	6/25/2008	10.30
51	7/25/2008	10.64
52	8/25/2008	10.31
53	9/25/2008	10.31
54	10/25/2008	10.66
55	11/25/2008	10.31
56	12/25/2008	10.65
57	1/25/2009	10.30
58	2/25/2009	10.31
59	3/25/2009	11.41
60	4/25/2009	10.30
61	5/25/2009	10.63
62	6/25/2009	10.28
63	7/25/2009	10.62
64	8/25/2009	10.27
65	9/25/2009	10.27
66	10/25/2009	10.60
67	11/25/2009	10.26
68	12/25/2009	10.59
69	1/25/2010	10.24
70	2/25/2010	10.24
71	3/25/2010	11.33
72	4/25/2010	10.23
73	5/25/2010	10.56
74	6/25/2010	10.21
75	7/25/2010	10.55
76	8/25/2010	10.20
77	9/25/2010	10.20
78	10/25/2010	10.53
79	11/25/2010	10.18
80	12/25/2010	10.52
81	1/25/2011	10.17
82	2/25/2011	10.17
83	3/25/2011	11.25
84	4/25/2011	10.16
85	5/25/2011	10.49
86	6/25/2011	10.14
87	7/25/2011	10.48
88	8/25/2011	10.13

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month LIBOR: 20%

*Includes Cap Proceeds



Class A-2A, A-2B and A-2C Effective Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	5/25/2004	--
2	6/25/2004	9.25
3	7/25/2004	9.25
4	8/25/2004	9.25
5	9/25/2004	9.25
6	10/25/2004	9.25
7	11/25/2004	9.25
8	12/25/2004	9.25
9	1/25/2005	9.25
10	2/25/2005	9.25
11	3/25/2005	9.25
12	4/25/2005	9.25
13	5/25/2005	9.25
14	6/25/2005	9.25
15	7/25/2005	9.25
16	8/25/2005	9.25
17	9/25/2005	9.25
18	10/25/2005	9.25
19	11/25/2005	9.25
20	12/25/2005	9.25
21	1/25/2006	9.25
22	2/25/2006	9.25
23	3/25/2006	9.25
24	4/25/2006	9.25
25	5/25/2006	9.25
26	6/25/2006	9.25
27	7/25/2006	9.25
28	8/25/2006	9.25
29	9/25/2006	9.25
30	10/25/2006	9.26
31	11/25/2006	9.25
32	12/25/2006	9.25
33	1/25/2007	9.25
34	2/25/2007	9.25
35	3/25/2007	10.42
36	4/25/2007	9.41
37	5/25/2007	9.71
38	6/25/2007	9.49
39	7/25/2007	9.80
40	8/25/2007	9.49
41	9/25/2007	10.12
42	10/25/2007	10.45
43	11/25/2007	10.13
44	12/25/2007	10.49
45	1/25/2008	10.15
46	2/25/2008	10.14

Class A-2A, A-2B and A-2C Effective Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
47	3/25/2008	10.88
48	4/25/2008	10.18
49	5/25/2008	10.51
50	6/25/2008	10.20
51	7/25/2008	10.54
52	8/25/2008	10.19
53	9/25/2008	10.21
54	10/25/2008	10.55
55	11/25/2008	10.21
56	12/25/2008	10.57
57	1/25/2009	10.22
58	2/25/2009	10.22
59	3/25/2009	11.31
60	4/25/2009	10.21
61	5/25/2009	10.55
62	6/25/2009	10.20
63	7/25/2009	10.53
64	8/25/2009	10.19
65	9/25/2009	10.18
66	10/25/2009	10.51
67	11/25/2009	10.17
68	12/25/2009	10.50
69	1/25/2010	10.16
70	2/25/2010	10.15
71	3/25/2010	11.23
72	4/25/2010	10.14
73	5/25/2010	10.47
74	6/25/2010	10.13
75	7/25/2010	10.46
76	8/25/2010	10.11
77	9/25/2010	10.11
78	10/25/2010	10.44
79	11/25/2010	10.09
80	12/25/2010	10.42
81	1/25/2011	10.08
82	2/25/2011	10.08
83	3/25/2011	11.15
84	4/25/2011	10.06
85	5/25/2011	10.39
86	6/25/2011	10.05
87	7/25/2011	10.38
88	8/25/2011	10.04

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month LIBOR: 20%

*Includes Cap Proceeds

Class M Effective Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	5/25/2004	--
2	6/25/2004	9.25
3	7/25/2004	9.25
4	8/25/2004	9.25
5	9/25/2004	9.25
6	10/25/2004	9.25
7	11/25/2004	9.25
8	12/25/2004	9.25
9	1/25/2005	9.25
10	2/25/2005	9.25
11	3/25/2005	9.25
12	4/25/2005	9.25
13	5/25/2005	9.25
14	6/25/2005	9.25
15	7/25/2005	9.25
16	8/25/2005	9.25
17	9/25/2005	9.25
18	10/25/2005	9.25
19	11/25/2005	9.25
20	12/25/2005	9.25
21	1/25/2006	9.25
22	2/25/2006	9.25
23	3/25/2006	9.46
24	4/25/2006	9.25
25	5/25/2006	9.25
26	6/25/2006	9.25
27	7/25/2006	9.25
28	8/25/2006	9.25
29	9/25/2006	9.25
30	10/25/2006	9.47
31	11/25/2006	9.25
32	12/25/2006	9.25
33	1/25/2007	9.25
34	2/25/2007	9.25
35	3/25/2007	10.59
36	4/25/2007	9.60
37	5/25/2007	9.91
38	6/25/2007	9.60
39	7/25/2007	9.92
40	8/25/2007	9.64
41	9/25/2007	10.27
42	10/25/2007	10.62
43	11/25/2007	10.27
44	12/25/2007	10.61
45	1/25/2008	10.27
46	2/25/2008	10.28

Class M Effective Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
47	3/25/2008	10.99
48	4/25/2008	10.29
49	5/25/2008	10.63
50	6/25/2008	10.28
51	7/25/2008	10.62
52	8/25/2008	10.29
53	9/25/2008	10.29
54	10/25/2008	10.64
55	11/25/2008	10.29
56	12/25/2008	10.63
57	1/25/2009	10.29
58	2/25/2009	10.29
59	3/25/2009	11.39
60	4/25/2009	10.28
61	5/25/2009	10.62
62	6/25/2009	10.27
63	7/25/2009	10.61
64	8/25/2009	10.26
65	9/25/2009	10.25
66	10/25/2009	10.59
67	11/25/2009	10.24
68	12/25/2009	10.58
69	1/25/2010	10.23
70	2/25/2010	10.22
71	3/25/2010	11.31
72	4/25/2010	10.21
73	5/25/2010	10.55
74	6/25/2010	10.20
75	7/25/2010	10.54
76	8/25/2010	10.19
77	9/25/2010	10.18
78	10/25/2010	10.52
79	11/25/2010	10.17
80	12/25/2010	10.50
81	1/25/2011	10.16
82	2/25/2011	10.15
83	3/25/2011	11.24
84	4/25/2011	10.14
85	5/25/2011	10.47
86	6/25/2011	10.13
87	7/25/2011	10.46
88	8/25/2011	10.12

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month LIBOR: 20%

*Includes Cap Proceeds

Class B Effective Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	5/25/2004	--
2	6/25/2004	9.25
3	7/25/2004	9.25
4	8/25/2004	9.25
5	9/25/2004	9.25
6	10/25/2004	9.25
7	11/25/2004	9.25
8	12/25/2004	9.25
9	1/25/2005	9.25
10	2/25/2005	9.25
11	3/25/2005	9.25
12	4/25/2005	9.25
13	5/25/2005	9.25
14	6/25/2005	9.25
15	7/25/2005	9.25
16	8/25/2005	9.25
17	9/25/2005	9.25
18	10/25/2005	9.25
19	11/25/2005	9.25
20	12/25/2005	9.25
21	1/25/2006	9.25
22	2/25/2006	9.25
23	3/25/2006	9.46
24	4/25/2006	9.25
25	5/25/2006	9.25
26	6/25/2006	9.25
27	7/25/2006	9.25
28	8/25/2006	9.25
29	9/25/2006	9.25
30	10/25/2006	9.47
31	11/25/2006	9.25
32	12/25/2006	9.25
33	1/25/2007	9.25
34	2/25/2007	9.25
35	3/25/2007	10.59
36	4/25/2007	9.60
37	5/25/2007	9.91
38	6/25/2007	9.60
39	7/25/2007	9.92
40	8/25/2007	9.64
41	9/25/2007	10.27
42	10/25/2007	10.62
43	11/25/2007	10.27
44	12/25/2007	10.61
45	1/25/2008	10.27
46	2/25/2008	10.28

Class B Effective Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
47	3/25/2008	10.99
48	4/25/2008	10.29
49	5/25/2008	10.63
50	6/25/2008	10.28
51	7/25/2008	10.62
52	8/25/2008	10.29
53	9/25/2008	10.29
54	10/25/2008	10.64
55	11/25/2008	10.29
56	12/25/2008	10.63
57	1/25/2009	10.29
58	2/25/2009	10.29
59	3/25/2009	11.39
60	4/25/2009	10.28
61	5/25/2009	10.62
62	6/25/2009	10.27
63	7/25/2009	10.61
64	8/25/2009	10.26
65	9/25/2009	10.25
66	10/25/2009	10.59
67	11/25/2009	10.24
68	12/25/2009	10.58
69	1/25/2010	10.23
70	2/25/2010	10.22
71	3/25/2010	11.31
72	4/25/2010	10.21
73	5/25/2010	10.55
74	6/25/2010	10.20
75	7/25/2010	10.54
76	8/25/2010	10.19
77	9/25/2010	10.18
78	10/25/2010	10.52
79	11/25/2010	10.17
80	12/25/2010	10.50
81	1/25/2011	10.16
82	2/25/2011	10.15
83	3/25/2011	11.24
84	4/25/2011	10.14
85	5/25/2011	10.47
86	6/25/2011	10.13
87	7/25/2011	10.46
88	8/25/2011	10.12

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month LIBOR: 20%

*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	Excess Spread in bp (Forward LIBOR)
1	517	1.1000	1.2300	517	45	478	4.7243	4.8696	301
2	537	1.1410	1.2986	533	46	478	4.7878	4.8986	295
3	541	1.1784	1.3749	534	47	490	4.8519	4.9279	340
4	536	1.2517	1.4671	520	48	478	4.9125	4.9553	298
5	535	1.3177	1.5671	513	49	484	4.7936	4.9804	327
6	540	1.3760	1.6713	512	50	478	4.8500	5.0372	304
7	534	1.4968	1.7804	493	51	484	4.9030	5.0883	316
8	538	1.6086	1.9018	488	52	478	4.9561	5.1406	293
9	532	1.7123	2.0183	470	53	478	5.0095	5.1945	304
10	532	1.8574	2.1418	454	54	484	5.0609	5.2427	317
11	537	1.9691	2.2531	456	55	478	5.1147	5.2921	294
12	520	2.0213	2.3603	426	56	484	5.1631	5.3020	308
13	524	2.2039	2.4844	416	57	478	5.2121	5.3091	284
14	518	2.3099	2.5863	395	58	479	5.2629	5.3147	280
15	523	2.4137	2.6895	393	59	496	5.3086	5.3196	341
16	516	2.5186	2.7957	372	60	479	5.3543	5.3228	279
17	516	2.6244	2.8991	360	61	485	5.1658	5.3240	316
18	520	2.7332	2.9983	359	62	480	5.2065	5.3650	294
19	514	2.8353	3.1087	337	63	486	5.2457	5.4025	309
20	518	2.9325	3.1927	338	64	481	5.2872	5.4412	287
21	512	3.0356	3.2828	315	65	481	5.3246	5.4799	293
22	511	3.1374	3.3756	305	66	487	5.3615	5.5141	309
23	526	3.2319	3.4595	433	67	482	5.4000	5.5510	287
24	508	3.3314	3.5428	384	68	488	5.4353	5.5605	303
25	513	3.3710	3.6320	392	69	482	5.4715	5.5680	281
26	506	3.4613	3.7182	368	70	483	5.5074	5.5745	278
27	511	3.5565	3.8093	371	71	500	5.5396	5.5808	340
28	504	3.6471	3.9024	347	72	483	5.5739	5.5867	278
29	502	3.7363	3.9909	372	73	490	5.4527	5.5899	309
30	507	3.8288	4.0759	376	74	484	5.4816	5.6199	288
31	475	3.9166	4.1679	326	75	490	5.5106	5.6483	305
32	480	4.0015	4.2109	332	76	485	5.5409	5.6790	283
33	472	4.0884	4.2533	306	77	486	5.5691	5.7055	288
34	471	4.1756	4.2937	296	78	492	5.5966	5.7306	306
35	488	4.2568	4.3301	360	79	487	5.6245	5.7579	284
36	468	4.3403	4.3671	304	80	493	5.6510	5.7670	302
37	472	4.1804	4.3966	335	81	488	5.6797	5.7750	280
38	470	4.2503	4.4644	315	82	488	5.7043	5.7813	279
39	479	4.3213	4.5360	327	83	505	5.7276	5.7887	342
40	475	4.3900	4.6025	309	84	489	5.7531	5.7962	280
41	476	4.4612	4.6702	325	85	495	5.6764	5.8034	308
42	483	4.5285	4.7394	337	86	490	5.6985	5.8233	287
43	477	4.5931	4.8018	313	87	496	5.7203	5.8444	305
44	484	4.6604	4.8356	324	88	NA	5.7424	5.8668	285

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	10,095	Index Type:	
Aggregate Principal Balance:	$1,547,495,060	6 Month LIBOR:	74.72%
Conforming Principal Balance Loans:	$1,376,835,426	1 Year Treasury	0.09%
Average Principal Balance:	$153,293	Fixed Rate:	25.19%
Range:	$14,861 - $698,518	W.A. Initial Periodic Cap:	2.995%
W.A. Coupon:	7.262%	W.A. Subsequent Periodic Cap:	1.003%
Range:	4.650% - 12.600%	W.A. Lifetime Rate Cap:	6.013%
W.A. Gross Margin:	5.367%	Property Type:	
Range:	2.000% - 10.400%	Single Family:	71.98%
W.A. Remaining Term (months):	354	2-4 Family:	13.13%
Range:	117 – 360 months	PUD:	9.23%
W.A. Seasoning: (months)	2	Condo:	4.71%
Latest Maturity Date:	March 15, 2034	Manufactured Housing	0.96%
State Concentration (Top 5):		Occupancy Status:	
California:	16.77%	Primary:	92.11%
New York:	16.41%	Non-owner:	6.91%
Massachusetts:	9.92%	Second Home:	0.98%
Florida:	6.17%	Documentation Status:	
Texas:	5.62%	Full:	60.48%
W.A. Combined Original LTV:	77.14%	Stated:	38.55%
Range:	11.90% - 100.00%	Lite:	0.56%
First Liens:	99.39%	No Documentation:	0.41%
Non-Balloon Loans:	99.99%	W.A. Prepayment Penalty – Term (months)	25
Non Zero W.A. FICO Score:	606	Loans with Prepay Penalties:	70.39%

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Fixed-Rate	2,731	389,793,422	25.19
ARM	7,364	1,157,701,638	74.81
Total:	**10,095**	**1,547,495,060**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Less than or equal to 50,000.00	282	$11,098,532	0.72
50,000.01 - 75,000.00	1,614	101,598,804	6.55
75,000.01 - 100,000.00	1,499	131,978,881	8.51
100,000.01 - 125,000.00	1,405	157,726,819	10.17
125,000.01 - 150,000.00	1,244	171,379,327	11.05
150,000.01 - 175,000.00	905	146,825,747	9.47
175,000.01 - 200,000.00	765	143,913,889	9.28
200,000.01 - 225,000.00	593	126,318,395	8.15
225,000.01 - 250,000.00	432	102,744,161	6.63
250,000.01 - 275,000.00	309	81,021,329	5.23
275,000.01 - 300,000.00	273	78,622,604	5.07
300,000.01 - 325,000.00	192	60,044,913	3.87
325,000.01 - 350,000.00	146	49,247,827	3.18
350,000.01 - 375,000.00	115	41,737,122	2.69
375,000.01 - 400,000.00	95	36,931,600	2.38
400,000.01 - 425,000.00	56	23,104,968	1.49
425,000.01 - 450,000.00	36	15,831,925	1.02
450,000.01 - 475,000.00	23	10,689,255	0.69
475,000.01 - 500,000.00	50	24,620,584	1.59
Greater than or equal to 500,000.01	61	34,850,431	2.25
Total:	**10,095**	**$1,550,287,113**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Less than or equal to 50,000.00	291	11,511,379	0.74
50,000.01 - 75,000.00	1,609	101,277,058	6.54
75,000.01 - 100,000.00	1,500	131,962,559	8.53
100,000.01 - 125,000.00	1,403	157,320,770	10.17
125,000.01 - 150,000.00	1,245	171,304,812	11.07
150,000.01 - 175,000.00	908	147,204,920	9.51
175,000.01 - 200,000.00	760	142,839,257	9.23
200,000.01 - 225,000.00	595	126,582,194	8.18
225,000.01 - 250,000.00	429	101,893,386	6.58
250,000.01 - 275,000.00	313	81,973,848	5.30
275,000.01 - 300,000.00	269	77,399,421	5.00
300,000.01 - 325,000.00	191	59,635,433	3.85
325,000.01 - 350,000.00	146	49,160,006	3.18
350,000.01 - 375,000.00	116	42,036,381	2.72
375,000.01 - 400,000.00	95	36,893,988	2.38
400,000.01 - 425,000.00	55	22,659,309	1.46
425,000.01 - 450,000.00	37	16,251,709	1.05
450,000.01 - 475,000.00	22	10,221,934	0.66
475,000.01 - 500,000.00	50	24,575,605	1.59
Greater than or equal to 500,000.01	61	34,791,089	2.25
Total:	**10,095**	**1,547,495,060**	**100.00**

Remaining Term

Months Remaining	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
61 - 120	11	768,595	0.05
121 - 180	235	23,084,289	1.49
181 - 240	140	14,618,780	0.94
301 - 360	9,709	1,509,023,395	97.51
Total:	**10,095**	**1,547,495,060**	**100.00**

Original Term

Original Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
120	11	768,595	0.05
180	235	23,084,289	1.49
240	140	14,618,780	0.94
360	9,709	1,509,023,395	97.51
Total:	**10,095**	**1,547,495,060**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
4.501 - 5.000	60	13,801,337	0.89
5.001 - 5.500	185	40,186,850	2.60
5.501 - 6.000	764	151,213,973	9.77
6.001 - 6.500	1,147	214,117,325	13.84
6.501 - 7.000	1,746	301,306,717	19.47
7.001 - 7.500	1,615	246,555,639	15.93
7.501 - 8.000	1,759	254,895,111	16.47
8.001 - 8.500	1,048	133,460,636	8.62
8.501 - 9.000	791	96,986,830	6.27
9.001 - 9.500	418	45,903,772	2.97
9.501 - 10.000	306	28,325,733	1.83
10.001 - 10.500	109	9,795,470	0.63
10.501 - 11.000	102	7,513,855	0.49
11.001 - 11.500	21	1,485,596	0.10
11.501 - 12.000	16	1,361,043	0.09
12.001 - 12.500	7	535,199	0.03
12.501 - 13.000	1	49,974	0.00
Total:	**10,095**	**1,547,495,060**	**100.00**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Less than or equal to 50.00	482	58,497,722	3.78
50.01 - 55.00	211	30,036,033	1.94
55.01 - 60.00	371	54,534,362	3.52
60.01 - 65.00	689	105,867,216	6.84
65.01 - 70.00	784	126,219,661	8.16
70.01 - 75.00	1,187	183,543,447	11.86
75.01 - 80.00	3,389	511,061,834	33.03
80.01 - 85.00	836	136,852,281	8.84
85.01 - 90.00	1,314	225,243,714	14.56
90.01 - 95.00	642	105,308,473	6.81
95.01 - 100.00	190	10,330,316	0.67
Total:	**10,095**	**1,547,495,060**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Not Available	83	9,068,638	0.59
451 - 500	25	3,490,143	0.23
501 - 550	2,177	321,009,670	20.74
551 - 600	2,537	388,416,492	25.10
601 - 650	3,302	514,183,405	33.23
651 - 700	1,255	193,711,636	12.52
701 - 750	498	83,463,802	5.39
751 - 800	213	33,435,812	2.16
Greater than or equal to 801	5	715,463	0.05
Total:	**10,095**	**1,547,495,060**	**100.00**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
AA+	758	110,419,479	7.14
AA	3,570	589,413,718	38.09
A	1,414	224,923,342	14.53
B	1,224	177,802,612	11.49
C	345	47,344,886	3.06
CC	249	33,860,626	2.19
NG	2,535	363,730,397	23.50
Total:	**10,095**	**1,547,495,060**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
California	1,228	259,554,786	16.77
New York	1,152	253,886,202	16.41
Massachusetts	736	153,560,544	9.92
Florida	810	95,547,362	6.17
Texas	802	86,961,888	5.62
Illinois	476	68,027,128	4.40
Virginia	300	45,022,132	2.91
Connecticut	281	41,032,397	2.65
Georgia	297	38,186,482	2.47
Michigan	324	37,033,889	2.39
Pennsylvania	327	36,726,452	2.37
Colorado	220	35,465,366	2.29
New Jersey	193	34,843,138	2.25
Maryland	202	33,696,501	2.18
Rhode Island	194	32,162,879	2.08
Maine	218	27,079,113	1.75
Ohio	289	26,461,942	1.71
North Carolina	260	25,470,892	1.65
Minnesota	150	22,816,574	1.47
Arizona	164	20,742,756	1.34
Wisconsin	175	20,594,467	1.33
New Hampshire	124	19,084,538	1.23
Nevada	105	16,472,227	1.06
Washington	100	15,872,575	1.03
Missouri	147	14,810,654	0.96
Indiana	146	14,379,204	0.93
Louisiana	81	9,006,178	0.58
Tennessee	81	7,679,584	0.50
Oregon	47	6,579,842	0.43
South Carolina	58	5,420,406	0.35
Vermont	39	5,385,902	0.35
Kansas	45	4,880,023	0.32
Alabama	46	4,288,027	0.28
Kentucky	52	3,960,043	0.26
Delaware	31	3,766,591	0.24
Utah	26	3,594,798	0.23
Iowa	39	3,495,056	0.23

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution of the Mortgage Loans (Continued)

State	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Alaska	13	2,762,448	0.18
Wyoming	27	2,429,364	0.16
Idaho	20	1,880,209	0.12
Nebraska	16	1,655,364	0.11
Oklahoma	15	1,275,262	0.08
Arkansas	12	1,033,831	0.07
Mississippi	12	940,223	0.06
Montana	7	813,384	0.05
Hawaii	3	635,418	0.04
South Dakota	4	468,771	0.03
West Virginia	1	52,245	0.00
Total:	**10,095**	**1,547,495,060**	**100.00**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Primary	9,172	1,425,362,180	92.11
Non-owner	822	106,924,936	6.91
Second Home	101	15,207,944	0.98
Total:	**10,095**	**1,547,495,060**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Documentation Type

Program	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Full Documentation	6,449	935,903,677	60.48
Stated Income Documentation	3,553	596,594,125	38.55
Lite Documentation	56	8,674,459	0.56
No Documentation	37	6,322,798	0.41
Total:	**10,095**	**1,547,495,060**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Refinance - Cashout	6,699	1,052,376,089	68.01
Purchase	2,787	399,693,809	25.83
Refinance - Rate Term	609	95,425,162	6.17
Total:	**10,095**	**1,547,495,060**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Single Family Detached	7,477	1,111,322,667	71.81
2-4 Unit Detached	989	197,139,496	12.74
PUD Detached	887	141,480,238	9.14
Low Rise Condo Attached	527	69,338,302	4.48
Manufactured Housing	139	14,821,369	0.96
2-4 Unit Attached	23	6,016,138	0.39
High Rise Condo Attached	29	3,546,533	0.23
Single Family Attached	16	2,496,747	0.16
PUD Attached	8	1,333,571	0.09
Total:	**10,095**	**1,547,495,060**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
August 2004	7	937,618	0.08
September 2004	1	155,863	0.01
September 2005	2	283,090	0.02
October 2005	13	1,865,838	0.16
November 2005	11	1,528,366	0.13
December 2005	103	19,676,620	1.70
January 2006	998	181,093,977	15.64
February 2006	3,893	603,726,695	52.15
March 2006	1,868	273,981,765	23.67
November 2006	3	550,749	0.05
December 2006	19	4,049,240	0.35
January 2007	93	16,001,547	1.38
February 2007	238	37,757,726	3.26
March 2007	102	14,693,310	1.27
January 2019	4	751,984	0.06
February 2019	5	323,670	0.03
March 2019	4	323,580	0.03
Total:	**7,364**	**1,157,701,638**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
1.501 - 2.000	1	219,891	0.02
2.501 - 3.000	20	4,049,481	0.35
3.001 - 3.500	116	24,212,987	2.09
3.501 - 4.000	410	75,707,188	6.54
4.001 - 4.500	906	167,263,879	14.45
4.501 - 5.000	1,188	200,954,130	17.36
5.001 - 5.500	1,406	225,061,572	19.44
5.501 - 6.000	1,171	173,251,413	14.97
6.001 - 6.500	807	116,356,675	10.05
6.501 - 7.000	612	81,663,539	7.05
7.001 - 7.500	303	39,050,429	3.37
7.501 - 8.000	291	36,509,040	3.15
8.001 - 8.500	66	7,259,882	0.63
8.501 - 9.000	42	4,034,908	0.35
9.001 - 9.500	13	1,099,684	0.09
9.501 - 10.000	9	583,874	0.05
10.001 - 10.500	3	423,066	0.04
Total:	**7,364**	**1,157,701,638**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
10.501 - 11.000	57	13,017,356	1.12
11.001 - 11.500	167	35,030,119	3.03
11.501 - 12.000	534	105,893,213	9.15
12.001 - 12.500	798	147,655,790	12.75
12.501 - 13.000	1,255	218,590,937	18.88
13.001 - 13.500	1,176	182,305,781	15.75
13.501 - 14.000	1,299	191,797,239	16.57
14.001 - 14.500	791	106,413,365	9.19
14.501 - 15.000	623	80,648,285	6.97
15.001 - 15.500	317	39,800,376	3.44
15.501 - 16.000	181	20,822,907	1.80
16.001 - 16.500	79	8,134,789	0.70
16.501 - 17.000	55	4,903,181	0.42
17.001 - 17.500	10	977,023	0.08
17.501 - 18.000	15	1,176,079	0.10
18.001 - 18.500	7	535,199	0.05
Total:	**7,364**	**1,157,701,638**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
4.001 - 4.500	1	220,702	0.02
4.501 - 5.000	61	14,240,663	1.23
5.001 - 5.500	174	37,080,892	3.20
5.501 - 6.000	537	106,673,343	9.21
6.001 - 6.500	797	146,984,012	12.70
6.501 - 7.000	1,263	219,630,255	18.97
7.001 - 7.500	1,183	183,473,879	15.85
7.501 - 8.000	1,298	191,364,755	16.53
8.001 - 8.500	787	105,402,789	9.10
8.501 - 9.000	613	78,943,958	6.82
9.001 - 9.500	310	38,347,355	3.31
9.501 - 10.000	177	20,063,097	1.73
10.001 - 10.500	77	7,753,389	0.67
10.501 - 11.000	55	4,964,098	0.43
11.001 - 11.500	10	977,023	0.08
11.501 - 12.000	14	1,046,229	0.09
12.001 - 12.500	7	535,199	0.05
Total:	**7,364**	**1,157,701,638**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
1.000	12	1,855,956	0.16
2.000	12	3,687,809	0.32
3.000	7,336	1,151,110,775	99.43
4.000	3	777,594	0.07
5.000	1	269,503	0.02
Total:	**7,364**	**1,157,701,638**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
1.000	7,321	1,150,109,875	99.34
1.500	43	7,591,763	0.66
Total:	**7,364**	**1,157,701,638**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
5.000	10	1,759,668	0.15
6.000	7,270	1,138,931,170	98.38
7.000	84	17,010,799	1.47
Total:	**7,364**	**1,157,701,638**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
0	3,111	458,263,914	29.61
12	677	137,041,459	8.86
24	4,637	709,756,474	45.86
30	17	3,337,708	0.22
36	1,653	239,095,505	15.45
Total:	**10,095**	**1,547,495,060**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL

Number of Mortgage Loans:	9,101	Index Type:	
Aggregate Principal Balance:	$1,325,807,653	6 Month LIBOR:	74.53%
Conforming Principal Balance Loans:	$1,325,807,653	1 Year Treasury	0.09%
Average Principal Balance:	$145,677	Fixed Rate:	25.38%
Range:	$14,861 - $543,773	W.A. Initial Periodic Cap:	2.997%
W.A. Coupon:	7.285%	W.A. Subsequent Periodic Cap:	1.003%
Range:	4.650% - 12.600%	W.A. Lifetime Rate Cap:	6.011%
W.A. Gross Margin:	5.368%	Property Type:	
Range:	2.000% - 8.000%	Single Family:	70.78%
W.A. Remaining Term (months):	354	2-4 Family:	14.35%
Range:	117 – 360 months	PUD:	8.99%
W.A. Seasoning: (months)	2	Condo:	4.90%
Latest Maturity Date:	March 15, 2034	Manufactured Housing	0.98%
State Concentration (Top 5):		Occupancy Status:	
New York:	15.68%	Primary:	91.82%
California:	15.31%	Non-owner:	7.26%
Massachusetts:	10.18%	Second Home:	0.92%
Florida:	6.46%	Documentation Status:	
Texas:	5.92%	Full:	61.44%
W.A. Combined Original LTV:	77.06%	Stated:	37.70%
Range:	11.90% - 100.00%	Lite:	0.46%
First Liens:	99.36%	No Documentation:	0.39%
Non-Balloon Loans:	100.00%	W.A. Prepayment Penalty – Term (months):	25
Non Zero W.A. FICO Score:	605	Loans with Prepay Penalties:	70.41%

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Fixed-Rate	2,484	336,490,523	25.38
ARM	6,617	989,317,130	74.62
Total:	**9,101**	**1,325,807,653**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Less than or equal to 50,000.00	254	$9,698,532	0.73
50,000.01 - 75,000.00	1,334	84,412,444	6.36
75,000.01 - 100,000.00	1,368	120,637,724	9.08
100,000.01 - 125,000.00	1,335	149,937,409	11.29
125,000.01 - 150,000.00	1,198	165,055,989	12.43
150,000.01 - 175,000.00	888	144,042,847	10.84
175,000.01 - 200,000.00	760	142,991,589	10.77
200,000.01 - 225,000.00	589	125,476,445	9.45
225,000.01 - 250,000.00	427	101,551,511	7.65
250,000.01 - 275,000.00	307	80,499,529	6.06
275,000.01 - 300,000.00	271	78,044,604	5.88
300,000.01 - 325,000.00	190	59,410,513	4.47
325,000.01 - 350,000.00	83	27,744,602	2.09
350,000.01 - 375,000.00	32	11,615,977	0.87
375,000.01 - 400,000.00	29	11,212,150	0.84
400,000.01 - 425,000.00	21	8,649,908	0.65
425,000.01 - 450,000.00	4	1,762,250	0.13
450,000.01 - 475,000.00	2	909,750	0.07
475,000.01 - 500,000.00	7	3,478,750	0.26
Greater than or equal to 500,000.01	2	1,084,800	0.08
Total:	**9,101**	**$1,328,217,323**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Less than or equal to 50,000.00	262	10,064,316	0.76
50,000.01 - 75,000.00	1,330	84,164,233	6.35
75,000.01 - 100,000.00	1,369	120,640,821	9.10
100,000.01 - 125,000.00	1,333	149,542,245	11.28
125,000.01 - 150,000.00	1,199	164,988,876	12.44
150,000.01 - 175,000.00	891	144,425,797	10.89
175,000.01 - 200,000.00	755	141,918,268	10.70
200,000.01 - 225,000.00	591	125,741,477	9.48
225,000.01 - 250,000.00	424	100,702,754	7.60
250,000.01 - 275,000.00	311	81,452,385	6.14
275,000.01 - 300,000.00	267	76,822,439	5.79
300,000.01 - 325,000.00	189	59,001,751	4.45
325,000.01 - 350,000.00	83	27,696,885	2.09
350,000.01 - 375,000.00	33	11,968,513	0.90
375,000.01 - 400,000.00	28	10,818,540	0.82
400,000.01 - 425,000.00	21	8,634,652	0.65
425,000.01 - 450,000.00	4	1,759,342	0.13
450,000.01 - 475,000.00	2	908,530	0.07
475,000.01 - 500,000.00	7	3,472,925	0.26
Greater than or equal to 500,000.01	2	1,082,903	0.08
Total:	**9,101**	**1,325,807,653**	**100.00**

Remaining Term

Months Remaining	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
61 - 120	11	768,595	0.06
121 - 180	216	21,452,712	1.62
181 - 240	133	13,437,436	1.01
301 - 360	8,741	1,290,148,910	97.31
Total:	**9,101**	**1,325,807,653**	**100.00**

Original Term

Original Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
120	11	768,595	0.06
180	216	21,452,712	1.62
240	133	13,437,436	1.01
360	8,741	1,290,148,910	97.31
Total:	**9,101**	**1,325,807,653**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
4.501 - 5.000	53	11,143,293	0.84
5.001 - 5.500	153	27,944,602	2.11
5.501 - 6.000	673	121,922,684	9.20
6.001 - 6.500	1,030	176,402,940	13.31
6.501 - 7.000	1,595	258,052,052	19.46
7.001 - 7.500	1,503	219,051,293	16.52
7.501 - 8.000	1,611	226,461,048	17.08
8.001 - 8.500	973	120,900,928	9.12
8.501 - 9.000	714	87,361,314	6.59
9.001 - 9.500	367	40,220,846	3.03
9.501 - 10.000	260	23,292,405	1.76
10.001 - 10.500	73	6,228,334	0.47
10.501 - 11.000	73	5,278,748	0.40
11.001 - 11.500	13	713,670	0.05
11.501 - 12.000	7	625,592	0.05
12.001 - 12.500	2	157,931	0.01
12.501 - 13.000	1	49,974	0.00
Total:	**9,101**	**1,325,807,653**	**100.00**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Less than or equal to 50.00	444	53,038,901	4.00
50.01 - 55.00	190	26,049,780	1.96
55.01 - 60.00	335	47,754,565	3.60
60.01 - 65.00	597	91,090,331	6.87
65.01 - 70.00	691	104,969,521	7.92
70.01 - 75.00	1,052	154,584,920	11.66
75.01 - 80.00	3,094	443,467,840	33.45
80.01 - 85.00	737	111,564,674	8.41
85.01 - 90.00	1,190	192,614,613	14.53
90.01 - 95.00	590	91,047,210	6.87
95.01 - 100.00	181	9,625,300	0.73
Total:	**9,101**	**1,325,807,653**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Not Available	69	8,172,105	0.62
451 - 500	23	2,977,334	0.22
501 - 550	1,917	281,802,126	21.26
551 - 600	2,278	331,593,997	25.01
601 - 650	3,020	436,572,866	32.93
651 - 700	1,145	167,306,729	12.62
701 - 750	454	69,379,660	5.23
751 - 800	190	27,287,373	2.06
Greater than or equal to 801	5	715,463	0.05
Total:	**9,101**	**1,325,807,653**	**100.00**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
AA+	707	98,485,934	7.43
AA	3,242	498,907,879	37.63
A	1,264	184,346,608	13.90
B	1,095	158,405,831	11.95
C	280	40,799,020	3.08
CC	173	26,121,673	1.97
NG	2,340	318,740,708	24.04
Total:	**9,101**	**1,325,807,653**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
New York	1,033	207,826,326	15.68
California	1,083	202,973,751	15.31
Massachusetts	690	135,028,273	10.18
Florida	725	85,682,147	6.46
Texas	765	78,454,361	5.92
Illinois	444	60,713,886	4.58
Virginia	254	37,026,914	2.79
Connecticut	268	37,015,380	2.79
Georgia	274	33,606,584	2.53
Michigan	281	32,315,110	2.44
Colorado	208	32,074,893	2.42
Pennsylvania	277	31,175,248	2.35
New Jersey	180	29,399,880	2.22
Rhode Island	183	29,234,629	2.21
Maryland	181	28,341,319	2.14
North Carolina	246	23,740,159	1.79
Maine	178	22,793,385	1.72
Ohio	229	22,102,633	1.67
Minnesota	145	21,512,469	1.62
Wisconsin	165	19,589,325	1.48
Arizona	153	18,805,058	1.42
New Hampshire	118	18,195,285	1.37
Nevada	100	15,323,766	1.16
Washington	92	14,218,377	1.07
Missouri	136	13,251,455	1.00
Indiana	116	12,336,279	0.93
Louisiana	69	7,120,658	0.54
Oregon	44	6,314,506	0.48
Tennessee	63	6,310,470	0.48
Vermont	35	4,764,294	0.36
South Carolina	48	4,751,910	0.36
Kansas	36	4,114,887	0.31
Alabama	37	3,642,083	0.27
Delaware	28	3,421,354	0.26
Utah	25	3,284,558	0.25
Iowa	35	3,136,883	0.24
Kentucky	37	3,068,317	0.23

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution of the Mortgage Loans (Continued)

State	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Alaska	12	2,684,844	0.20
Wyoming	27	2,429,364	0.18
Idaho	20	1,880,209	0.14
Nebraska	15	1,577,143	0.12
Oklahoma	13	1,121,839	0.08
Arkansas	11	982,856	0.07
Montana	6	705,453	0.05
Mississippi	9	661,146	0.05
Hawaii	3	635,418	0.05
South Dakota	3	410,324	0.03
West Virginia	1	52,245	0.00
Total:	**9,101**	**1,325,807,653**	**100.00**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Primary	8,281	1,217,316,340	91.82
Non-owner	727	96,300,977	7.26
Second Home	93	12,190,336	0.92
Total:	**9,101**	**1,325,807,653**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Documentation Type

Program	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Full Documentation	5,840	814,622,402	61.44
Stated Income Documentation	3,185	499,876,104	37.70
Lite Documentation	42	6,087,349	0.46
No Documentation	34	5,221,798	0.39
Total:	**9,101**	**1,325,807,653**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Refinance - Cashout	5,992	899,391,223	67.84
Purchase	2,576	347,417,027	26.20
Refinance - Rate Term	533	78,999,403	5.96
Total:	**9,101**	**1,325,807,653**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Single Family Detached	6,694	936,329,175	70.62
2-4 Unit Detached	929	185,713,277	14.01
PUD Detached	807	118,257,338	8.92
Low Rise Condo Attached	489	61,817,432	4.66
Manufactured Housing	113	13,009,664	0.98
2-4 Unit Attached	20	4,580,168	0.35
High Rise Condo Attached	28	3,147,572	0.24
Single Family Attached	14	2,012,529	0.15
PUD Attached	7	940,499	0.07
Total:	**9,101**	**1,325,807,653**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
August 2004	6	572,475	0.06
September 2004	1	155,863	0.02
September 2005	2	283,090	0.03
October 2005	12	1,735,887	0.18
November 2005	11	1,528,366	0.15
December 2005	92	16,110,835	1.63
January 2006	891	148,552,504	15.02
February 2006	3,526	524,518,817	53.02
March 2006	1,672	237,976,268	24.05
November 2006	3	550,749	0.06
December 2006	14	2,730,671	0.28
January 2007	77	11,547,114	1.17
February 2007	210	30,077,192	3.04
March 2007	91	11,837,091	1.20
January 2019	3	668,948	0.07
February 2019	2	147,680	0.01
March 2019	4	323,580	0.03
Total:	**6,617**	**989,317,130**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
1.501 - 2.000	1	219,891	0.02
2.501 - 3.000	16	3,073,955	0.31
3.001 - 3.500	106	19,985,987	2.02
3.501 - 4.000	369	62,170,936	6.28
4.001 - 4.500	809	136,869,088	13.83
4.501 - 5.000	1,083	170,173,619	17.20
5.001 - 5.500	1,294	196,902,823	19.90
5.501 - 6.000	1,066	151,070,780	15.27
6.001 - 6.500	744	104,135,191	10.53
6.501 - 7.000	575	74,985,869	7.58
7.001 - 7.500	283	35,517,958	3.59
7.501 - 8.000	271	34,211,035	3.46
Total:	**6,617**	**989,317,130**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
10.501 - 11.000	51	10,790,519	1.09
11.001 - 11.500	141	25,471,731	2.57
11.501 - 12.000	472	85,863,895	8.68
12.001 - 12.500	719	122,137,535	12.35
12.501 - 13.000	1,146	186,981,835	18.90
13.001 - 13.500	1,098	161,713,007	16.35
13.501 - 14.000	1,191	170,099,038	17.19
14.001 - 14.500	731	94,433,516	9.55
14.501 - 15.000	562	71,942,177	7.27
15.001 - 15.500	278	35,295,747	3.57
15.501 - 16.000	145	16,529,265	1.67
16.001 - 16.500	44	4,361,950	0.44
16.501 - 17.000	28	2,833,301	0.29
17.001 - 17.500	3	265,056	0.03
17.501 - 18.000	6	440,629	0.04
18.001 - 18.500	2	157,931	0.02
Total:	**6,617**	**989,317,130**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
4.001 - 4.500	1	220,702	0.02
4.501 - 5.000	54	11,598,611	1.17
5.001 - 5.500	147	27,187,613	2.75
5.501 - 6.000	474	86,281,003	8.72
6.001 - 6.500	718	121,401,472	12.27
6.501 - 7.000	1,154	187,850,952	18.99
7.001 - 7.500	1,105	162,560,390	16.43
7.501 - 8.000	1,190	169,853,769	17.17
8.001 - 8.500	729	94,558,046	9.56
8.501 - 9.000	552	70,453,909	7.12
9.001 - 9.500	269	33,461,326	3.38
9.501 - 10.000	141	15,830,472	1.60
10.001 - 10.500	44	4,361,950	0.44
10.501 - 11.000	29	2,963,151	0.30
11.001 - 11.500	3	265,056	0.03
11.501 - 12.000	5	310,778	0.03
12.001 - 12.500	2	157,931	0.02
Total:	**6,617**	**989,317,130**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
1.000	10	1,144,804	0.12
2.000	8	1,752,948	0.18
3.000	6,595	985,372,281	99.60
4.000	3	777,594	0.08
5.000	1	269,503	0.03
Total:	**6,617**	**989,317,130**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
1.000	6,580	983,565,857	99.42
1.500	37	5,751,273	0.58
Total:	**6,617**	**989,317,130**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
5.000	9	1,346,825	0.14
6.000	6,537	975,479,280	98.60
7.000	71	12,491,026	1.26
Total:	**6,617**	**989,317,130**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
0	2,835	392,249,435	29.59
12	622	116,246,150	8.77
24	4,161	612,724,587	46.22
30	16	2,955,384	0.22
36	1,467	201,632,097	15.21
Total:	**9,101**	**1,325,807,653**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL

Number of Mortgage Loans:	994	Index Type:	
Aggregate Principal Balance:	$221,687,406	6 Month LIBOR:	75.84%
Conforming Principal Balance Loans:	$51,027,773	1 Year Treasury	0.12%
Average Principal Balance:	$223,026	Fixed Rate:	24.04%
Range:	$49,392 - $698,518	W.A. Initial Periodic Cap:	2.980%
W.A. Coupon:	7.122%	W.A. Subsequent Periodic Cap:	1.005%
Range:	4.990% - 12.400%	W.A. Lifetime Rate Cap:	6.024%
W.A. Gross Margin:	5.361%	Property Type:	
Range:	2.650% - 10.400%	Single Family:	79.16%
W.A. Remaining Term (months):	356	PUD:	10.65%
Range:	176 – 359 months	2-4 Family:	5.80%
W.A. Seasoning: (months)	2	Condo:	3.57%
Latest Maturity Date:	March 1, 2034	Manufactured Housing	0.82%
State Concentration (Top 5):		Occupancy Status:	
California:	25.52%	Primary:	93.85%
New York:	20.78%	Non-owner:	4.79%
Massachusetts:	8.36%	Second Home:	1.36%
Florida:	4.45%	Documentation Status:	
Texas:	3.84%	Full:	54.71%
W.A. Combined Original LTV:	77.60%	Stated:	43.63%
Range:	20.00% - 100.00%	Lite:	1.17%
First Liens:	99.57%	No Documentation:	0.50%
Non-Balloon Loans:	99.96%	W.A. Prepayment Penalty – Term (months):	25
Non Zero W.A. FICO Score:	610	Loans with Prepay Penalties:	70.22%

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Fixed-Rate	247	53,302,899	24.04
ARM	747	168,384,507	75.96
Total:	**994**	**221,687,406**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Less than or equal to 50,000.00	28	$1,400,000	0.63
50,000.01 - 75,000.00	280	17,186,360	7.74
75,000.01 - 100,000.00	131	11,341,157	5.11
100,000.01 - 125,000.00	70	7,789,410	3.51
125,000.01 - 150,000.00	46	6,323,338	2.85
150,000.01 - 175,000.00	17	2,782,900	1.25
175,000.01 - 200,000.00	5	922,300	0.42
200,000.01 - 225,000.00	4	841,950	0.38
225,000.01 - 250,000.00	5	1,192,650	0.54
250,000.01 - 275,000.00	2	521,800	0.23
275,000.01 - 300,000.00	2	578,000	0.26
300,000.01 - 325,000.00	2	634,400	0.29
325,000.01 - 350,000.00	63	21,503,225	9.68
350,000.01 - 375,000.00	83	30,121,145	13.56
375,000.01 - 400,000.00	66	25,719,450	11.58
400,000.01 - 425,000.00	35	14,455,060	6.51
425,000.01 - 450,000.00	32	14,069,675	6.34
450,000.01 - 475,000.00	21	9,779,505	4.40
475,000.01 - 500,000.00	43	21,141,834	9.52
Greater than or Equal to 500,000.01	59	33,765,631	15.20
Total:	**994**	**$222,069,790**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Less than or equal to 50,000.00	29	1,447,063	0.65
50,000.01 - 75,000.00	279	17,112,825	7.72
75,000.01 - 100,000.00	131	11,321,738	5.11
100,000.01 - 125,000.00	70	7,778,525	3.51
125,000.01 - 150,000.00	46	6,315,936	2.85
150,000.01 - 175,000.00	17	2,779,123	1.25
175,000.01 - 200,000.00	5	920,989	0.42
200,000.01 - 225,000.00	4	840,717	0.38
225,000.01 - 250,000.00	5	1,190,632	0.54
250,000.01 - 275,000.00	2	521,464	0.24
275,000.01 - 300,000.00	2	576,982	0.26
300,000.01 - 325,000.00	2	633,682	0.29
325,000.01 - 350,000.00	63	21,463,121	9.68
350,000.01 - 375,000.00	83	30,067,869	13.56
375,000.01 - 400,000.00	67	26,075,448	11.76
400,000.01 - 425,000.00	34	14,024,657	6.33
425,000.01 - 450,000.00	33	14,492,367	6.54
450,000.01 - 475,000.00	20	9,313,404	4.20
475,000.01 - 500,000.00	43	21,102,680	9.52
Greater than or equal to 500,000.01	59	33,708,186	15.21
Total:	**994**	**221,687,406**	**100.00**

Remaining Term

Months Remaining	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
121 - 180	19	1,631,576	0.74
181 - 240	7	1,181,344	0.53
301 - 360	968	218,874,486	98.73
Total:	**994**	**221,687,406**	**100.00**

Original Term

Original Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
180	19	1,631,576	0.74
240	7	1,181,344	0.53
360	968	218,874,486	98.73
Total:	**994**	**221,687,406**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
4.501 - 5.000	7	2,658,044	1.20
5.001 - 5.500	32	12,242,248	5.52
5.501 - 6.000	91	29,291,289	13.21
6.001 - 6.500	117	37,714,384	17.01
6.501 - 7.000	151	43,254,665	19.51
7.001 - 7.500	112	27,504,346	12.41
7.501 - 8.000	148	28,434,064	12.83
8.001 - 8.500	75	12,559,708	5.67
8.501 - 9.000	77	9,625,517	4.34
9.001 - 9.500	51	5,682,926	2.56
9.501 - 10.000	46	5,033,328	2.27
10.001 - 10.500	36	3,567,136	1.61
10.501 - 11.000	29	2,235,107	1.01
11.001 - 11.500	8	771,925	0.35
11.501 - 12.000	9	735,451	0.33
12.001 - 12.500	5	377,268	0.17
Total:	**994**	**221,687,406**	**100.00**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Less than or equal to 50.00	38	5,458,822	2.46
50.01 - 55.00	21	3,986,253	1.80
55.01 - 60.00	36	6,779,798	3.06
60.01 - 65.00	92	14,776,885	6.67
65.01 - 70.00	93	21,250,140	9.59
70.01 - 75.00	135	28,958,528	13.06
75.01 - 80.00	295	67,593,994	30.49
80.01 - 85.00	99	25,287,607	11.41
85.01 - 90.00	124	32,629,102	14.72
90.01 - 95.00	52	14,261,263	6.43
95.01 - 100.00	9	705,016	0.32
Total:	**994**	**221,687,406**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score

FICO Score	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Not Available	14	896,533	0.40
451 - 500	2	512,809	0.23
501 - 550	260	39,207,544	17.69
551 - 600	259	56,822,495	25.63
601 - 650	282	77,610,539	35.01
651 - 700	110	26,404,907	11.91
701 - 750	44	14,084,142	6.35
751 - 800	23	6,148,439	2.77
Total:	**994**	**221,687,406**	**100.00**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
AA+	51	11,933,545	5.38
AA	328	90,505,839	40.83
A	150	40,576,734	18.30
B	129	19,396,781	8.75
C	65	6,545,866	2.95
CC	76	7,738,953	3.49
NG	195	44,989,689	20.29
Total:	**994**	**221,687,406**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
California	145	56,581,035	25.52
New York	119	46,059,877	20.78
Massachusetts	46	18,532,272	8.36
Florida	85	9,865,215	4.45
Texas	37	8,507,527	3.84
Virginia	46	7,995,218	3.61
Illinois	32	7,313,242	3.30
Pennsylvania	50	5,551,204	2.50
New Jersey	13	5,443,258	2.46
Maryland	21	5,355,181	2.42
Michigan	43	4,718,779	2.13
Georgia	23	4,579,899	2.07
Ohio	60	4,359,309	1.97
Maine	40	4,285,727	1.93
Connecticut	13	4,017,016	1.81
Colorado	12	3,390,473	1.53
Rhode Island	11	2,928,251	1.32
Indiana	30	2,042,925	0.92
Arizona	11	1,937,698	0.87
Louisiana	12	1,885,520	0.85
North Carolina	14	1,730,734	0.78
Washington	8	1,654,198	0.75
Missouri	11	1,559,199	0.70
Tennessee	18	1,369,114	0.62
Minnesota	5	1,304,106	0.59
Nevada	5	1,148,461	0.52
Wisconsin	10	1,005,142	0.45
Kentucky	15	891,727	0.40
New Hampshire	6	889,253	0.40
Kansas	9	765,136	0.35
South Carolina	10	668,495	0.30
Alabama	9	645,944	0.29
Vermont	4	621,608	0.28
Iowa	4	358,173	0.16
Delaware	3	345,236	0.16
Utah	1	310,240	0.14
Mississippi	3	279,078	0.13
Oregon	3	265,336	0.12
Oklahoma	2	153,423	0.07
Montana	1	107,931	0.05
Nebraska	1	78,221	0.04
Alaska	1	77,604	0.04
South Dakota	1	58,447	0.03
Arkansas	1	50,975	0.02
Total:	**994**	**221,687,406**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Primary	891	208,045,840	93.85
Non-owner	95	10,623,959	4.79
Second Home	8	3,017,608	1.36
Total:	**994**	**221,687,406**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Full Documentation	609	121,281,275	54.71
Stated Income Documentation	368	96,718,021	43.63
Lite Documentation	14	2,587,110	1.17
No Documentation	3	1,101,001	0.50
Total:	**994**	**221,687,406**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Refinance - Cashout	707	152,984,866	69.01
Purchase	211	52,276,781	23.58
Refinance - Rate Term	76	16,425,759	7.41
Total:	**994**	**221,687,406**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
Single Family Detached	783	174,993,492	78.94
PUD Detached	80	23,222,900	10.48
2-4 Unit Detached	60	11,426,219	5.15
Low Rise Condo Attached	38	7,520,870	3.39
Manufactured Housing	26	1,811,705	0.82
2-4 Unit Attached	3	1,435,970	0.65
Single Family Attached	2	484,218	0.22
High Rise Condo Attached	1	398,961	0.18
PUD Attached	1	393,072	0.18
Total:	**994**	**221,687,406**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
August 2004	1	365,143	0.22
October 2005	1	129,951	0.08
December 2005	11	3,565,785	2.12
January 2006	107	32,541,473	19.33
February 2006	367	79,207,877	47.04
March 2006	196	36,005,497	21.38
December 2006	5	1,318,569	0.78
January 2007	16	4,454,432	2.65
February 2007	28	7,680,534	4.56
March 2007	11	2,856,219	1.70
January 2019	1	83,036	0.05
February 2019	3	175,990	0.10
Total:	**747**	**168,384,507**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
2.501 - 3.000	4	975,526	0.58
3.001 - 3.500	10	4,227,001	2.51
3.501 - 4.000	41	13,536,252	8.04
4.001 - 4.500	97	30,394,791	18.05
4.501 - 5.000	105	30,780,511	18.28
5.001 - 5.500	112	28,158,749	16.72
5.501 - 6.000	105	22,180,633	13.17
6.001 - 6.500	63	12,221,484	7.26
6.501 - 7.000	37	6,677,670	3.97
7.001 - 7.500	20	3,532,471	2.10
7.501 - 8.000	20	2,298,005	1.36
8.001 - 8.500	66	7,259,882	4.31
8.501 - 9.000	42	4,034,908	2.40
9.001 - 9.500	13	1,099,684	0.65
9.501 - 10.000	9	583,874	0.35
10.001 - 10.500	3	423,066	0.25
Total:	**747**	**168,384,507**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
10.501 - 11.000	6	2,226,837	1.32
11.001 - 11.500	26	9,558,388	5.68
11.501 - 12.000	62	20,029,318	11.89
12.001 - 12.500	79	25,518,256	15.15
12.501 - 13.000	109	31,609,102	18.77
13.001 - 13.500	78	20,592,775	12.23
13.501 - 14.000	108	21,698,201	12.89
14.001 - 14.500	60	11,979,849	7.11
14.501 - 15.000	61	8,706,107	5.17
15.001 - 15.500	39	4,504,629	2.68
15.501 - 16.000	36	4,293,642	2.55
16.001 - 16.500	35	3,772,839	2.24
16.501 - 17.000	27	2,069,880	1.23
17.001 - 17.500	7	711,966	0.42
17.501 - 18.000	9	735,451	0.44
18.001 - 18.500	5	377,268	0.22
Total:	**747**	**168,384,507**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
4.501 - 5.000	7	2,642,053	1.57
5.001 - 5.500	27	9,893,280	5.88
5.501 - 6.000	63	20,392,341	12.11
6.001 - 6.500	79	25,582,540	15.19
6.501 - 7.000	109	31,779,304	18.87
7.001 - 7.500	78	20,913,489	12.42
7.501 - 8.000	108	21,510,986	12.77
8.001 - 8.500	58	10,844,743	6.44
8.501 - 9.000	61	8,490,049	5.04
9.001 - 9.500	41	4,886,029	2.90
9.501 - 10.000	36	4,232,624	2.51
10.001 - 10.500	33	3,391,439	2.01
10.501 - 11.000	26	2,000,947	1.19
11.001 - 11.500	7	711,966	0.42
11.501 - 12.000	9	735,451	0.44
12.001 - 12.500	5	377,268	0.22
Total:	**747**	**168,384,507**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
1.000	2	711,152	0.42
2.000	4	1,934,861	1.15
3.000	741	165,738,494	98.43
Total:	**747**	**168,384,507**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
1.000	741	166,544,018	98.91
1.500	6	1,840,489	1.09
Total:	**747**	**168,384,507**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
5.000	1	412,843	0.25
6.000	733	163,451,891	97.07
7.000	13	4,519,773	2.68
Total:	**747**	**168,384,507**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Aggregate Principal Balance ($)	% of Aggregate Principal Balance
0	276	66,014,479	29.78
12	55	20,795,309	9.38
24	476	97,031,888	43.77
30	1	382,324	0.17
36	186	37,463,407	16.90
Total:	**994**	**221,687,406**	**100.00**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

ABS Banking	
Nita Cherry	212-250-7773
Pete Cerwin	212-250-7667
Ted Hsueh	212-250-6997
Ryan Stark	212-250-8473
Doug Nicholson	212-250-0865
Renee McGrail	212-250-3097
Whole Loan Trading	
Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786
ABS Structuring	
Bill Yeung	212-250-6893
David Haynie	212-250-4519
Steve Lumer	212-250-0115
Declan Brady	212-250-5158